SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 5, 2011

Interim Consolidated Report as of June 30, 2011

Press Release dated August 29, 2011

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: August 31, 2011

Interim consolidated financial report as of June 30, 2011

Rome, August 5, 2011 - Eni's interim consolidated financial report as of June 30, 2011, approved by Eni’s Board of Directors on July 28, 2011, with the report of the Independent Auditor, is available to the public from today in the Company's principal office. In accordance with the relevant regulations, the report has been filed with the Italian Commission for Securities and Exchanges and the Italian Exchange.

The document is downloadable from Eni's website, www.eni.com. Shareholders can receive a hard copy of Eni's interim report, free of charge, by filling in the request form found in Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS (1)

Chairman
Giuseppe Recchi (2)

Chief Executive Officer and General Manager
Paolo Scaroni (3)

Directors
Carlo Cesare Gatto, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Alessandro Profumo, Mario Resca, Francesco Taranto

CHIEF OPERATING OFFICERS

Exploration & Production Division
Claudio Descalzi (4)

Gas & Power Division
Domenico Dispenza (5)

Refining & Marketing Division
Angelo Fanelli (6)

BOARD OF STATUTORY AUDITORS (1)

Chairman
Ugo Marinelli

Statutory Auditors
Roberto Ferranti, Paolo Fumagalli, Renato Righetti, Giorgio Silva

Alternate Auditors
Maurizio Lauri, Francesco Bilotti

MAGISTRATE OF THE COURT OF AUDITORS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Raffaele Squitieri (7)

Alternate
Amedeo Federici (8)

External Auditors (9)
Reconta Ernst & Young

Information on powers retained by the Board of Directors, powers conferred to the Chairman and the Chief Executive Officer, as well as the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee and Oil-Gas Energy Committee) are presented in the section Corporate Governance, available on Eni's website at the following address: http://eni.com/en_IT/governance/corporate-governance.shtml

(1) Appointed by the ordinary Shareholders' Meeting of May 5, 2011 for a term of three financial years. The Board's mandate will therefore expire with the Shareholders' Meeting to be convened for the approval of the financial statements for the year ending December 31, 2013.
(2) Appointed by the ordinary Shareholders' Meeting of May 5, 2011.
(3) Powers conferred by the Board of Directors on May 6, 2011.
(4) Appointed by the Board of Directors on July 30, 2008, effective from August 1, 2008.
(5) Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6) Appointed by the Board of Directors on March 25, 2010, effective from April 1, 2010.
(7) Duties conferred by the Governing Council of the Court of Auditors on October 28, 2009.
(8) Duties conferred by the Governing Council of the Court of Auditors on December 3-4, 2008.
(9) Appointed by the Shareholders' Meeting held on April 29, 2010 for the 2010-2018 period.

July 28, 2011

Interim Consolidated Report

Highlights 2

Operating review
Exploration & Production 5
Gas & Power 12
Refining & Marketing 17
Petrochemicals 20
Engineering & Construction 22

Financial review and other information
Financial review 24
     Profit and loss account 24
     Summarized Group Balance Sheet 41
     Summarized Group Cash Flow Statement 45
Risk factors and uncertainties 50
Outlook 62

Other information 63

Glossary 64

Condensed consolidated interim financial statements

Financial statements 68
Notes to the condensed consolidated interim financial statements 75

List of Eni’s subsidiaries 106
Management’s certification 111

Report of Independent Auditors 112

Disclaimer

This report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Contents

Financial highlights
- Net profit attributable to Eni’s shareholders for the first half of 2011 amounted to euro 3.8 billion. Adjusted operating and net profit amounted to euro 9.1 billion and euro 3.6 billion, respectively, increasing by 7.6% and 4.2% from the first half of 2010. The main driver was the strong operating performance of the Exploration & Production segment (up 21%) driven by a strong oil price environment, partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar. Also the Engineering & Construction segment posted higher profit due to improved performance. These positives were offset by a weak performance of the downstream gas and refining businesses. The Gas & Power Division’s and the Group performance did not take into account the possible benefit associated with ongoing renegotiations of the Company’s long-term gas purchase contracts which may become effective earlier than the end of June 2011.
- Net cash generated by operating activities amounted to euro 8.6 billion and was used to fund growth and exploration expenditure for euro 6.62 billion, payment of the balance dividend for the fiscal year 2010 to Eni’s shareholders and to non-controlling interest by consolidated entities (for a total amount of euro 2.21 billion). As a result, net borrowings as of June 30, 2011, amounted to euro 25,978 million, representing a slight decrease of euro 141 million from December 31, 2010.
Ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.47 at June 30, 2011, unchanged from December 31, 2010.
- Capital expenditure amounting to euro 6.62 million mainly related to development and exploratory activities of which 96% outside Italy; upgrading of the fleet used in the Engineering & Construction Division; development and upgrading of Eni’s natural gas transport network in Italy.
- In light of the financial results achieved for the first half of 2011 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 8, 2011, will amount to euro 0.52 per share (euro 0.50 per share in 2010). The interim dividend is payable on September 22, 2011, being September 19, 2011, the ex dividend date.

Operational highlights
- Eni reported liquids and gas production of 1,586 kboe/d in the first half of 2011, down by 12% from the first half of 2010, driven by the loss of Eni’s output in Libya. Net of lower entitlements in the Company’s PSAs due to higher oil prices and of the above mentioned loss of Libyan output, production for the first half decreased by 1%, mainly due to planned facility downtime.
Production decline at mature fields was absorbed by continuing production ramp up in Norway, Egypt and Iraq.

- In line with production plans, new fields were started up in the period: Capparuccia (Eni’s interest 77.8%) in Italy, Libondo (Eni’s interest 35%) offshore Congo, Nikaitchuq (Eni operator with a 100% interest) offshore Alaska and Appaloosa (Eni’s interest 100%) in the Gulf of Mexico.
- Exploration yielded positive results adding 415 mmbbl to Eni’s resource base. Main results were achieved in Venezuela with the Perla 4 and 5 appraisal wells in Block Cardon IV (Eni’s interest 50%), Angola, in the West Hub project in the rich Block 15/06 (Eni operator with a 35% interest), Norway, with the Skrugard oil and gas discovery to be readily put in production in the PL 532 (Eni’s interest 30%), with initial recoverable reserves of approximately 250 mmbbl. Other successes were achieved in the Gulf of Mexico, Ghana, the United Kingdom, Egypt, Pakistan and Indonesia.
- Sales of natural gas amounted to 53.33 bcm, increasing by 7.3% from the first half of 2010 due to a better performance recorded on European and domestic markets. Sales volumes in Italy posted an 11.4% increase due to clients additions and higher offtakes in the power generation, wholesalers and industrial segments leading to a significant increase in the market share. Sales in European markets increased by 18.7% with main increases recorded in Turkey, France, UK/Northern Europe, Germany/Austria and the Iberian Peninsula.

Update on Libyan situation
All of Eni’s producing facilities came to halt including export through the GreenStream import pipeline, with the sole exception of the Wafa field where it is supporting local production of electricity. Plants and pipelines were put into safety status and no damage has been reported. Eni is technically able to resume the gas output at a level similar to the pre-crisis flows in 2010 once the situation has returned to normal. Since March 2011, Eni has evacuated all its personnel and suspended ongoing exploration and development activities. Eni’s production in Libya is currently flowing at a rate of approximately 50 kboe/d, down from the expected level of 280 kboe/d for the year. As of June 30, 2011, Eni’s net capital employed in Libya amounted to $2.04 billion ($2.5 billion as of December 31, 2010), including a 50% interest in GreenStream BV.

Portfolio developments
- In January 2011 Eni and PetroChina signed a Memorandum of Understanding to promote joint projects in conventional and non conventional hydrocarbon plays in China and outside China. A similar agreement has been signed on July 2011 with Sinopec.
- In April 2011, Eni signed a cooperation agreement with Sonatrach to explore for and develop unconventional hydrocarbons, particularly shale gas plays in Algeria.

Contents

Eni Interim Consolidated Report / Highlights

- In May 2011, Eni signed an agreement with MEO Australia Ltd to farm-in the Heron and Blackwood gas discoveries in permit NT/P-68, located in the Timor Sea in Australia. Eni is entitled to acquire a 50% stake and operatorship by financing exploration activities.
- In May 2011, Eni was awarded rights to explore and the operatorship of the Arguni I block with a 100% interest, located in the Bintuni basin, with high mineral potential.
- In June 2011, Eni signed a Memorandum of Understanding with South Africa’s State-owned oil company PetroSA to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in South Africa and in Africa. Eni will also ensure long-term LNG supplies and as well as flows of refined products to support the Country’s economic development.
- In June 2011, through its subsidiary Polimeri Europa, Eni signed a cooperation agreement with Novamont SpA to convert Eni’s Porto Torres chemical plant into an innovative bio-based chemical complex to produce bioplastics and other bio-based petrochemical products (bio-lubricants and bio-additives) for which significant growth is expected in the medium-long term.
- In July 2011, Eni acquired from Cadogan Petroleum plc an interest in two licenses for exploration and development in areas included in the Dniepr-Donetz basin in Ukraine.	- In July 2011, Eni and the Egyptian Authorities reaffirmed their upstream commitment in the Country, particularly in the Western Desert, the Mediterranean Sea and the Sinai basins. Agreed plans foresee drilling additional producing wells and the fast track of recent discoveries as well as an exploration plan including the drilling of 12 wells.
- In July 2011, Eni signed an agreement with NV Noun Energy for the acquisition of the subsidiary Noun Belgium NV. The company supplies gas and electricity to the industrial and residential segments in Belgium. The agreement is subject to the approval of the relevant Authorities.

Divestment of international pipelines
As part of the agreement signed with the European Commission for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines, interconnected with the Italian transport system, on June 10, 2011, Eni entered a selling and purchase agreement with Italian Cassa Depositi e Prestiti SpA ("CDP") for the sale of its whole interest in Trans Austria Gasleitung GmbH representing 89% of outstanding shares, which give right to 94% of the entity’s earnings. The transaction, once finalized, will leave unaffected the ship-or-pay contract signed by Eni with TAG.

Financial highlights
i	i	i	First half
2010	(euro million)	2010	2011

98,523	Net sales from operations		47,706	53,375
16,111	Operating profit		9,152	9,448
17,304	Adjusted operating profit (a)		8,459	9,102
6,318	Net profit (b)		4,046	3,801
6,869	Adjusted net profit (a) (b)		3,489	3,634
14,694	Net cash provided by operating activities		9,139	8,596
13,870	Capital expenditure		7,107	6,615
131,860	Total assets at period end		128,813	130,679
27,783	Debts and bonds at period end		25,151	27,594
55,728	Shareholders’ equity including non-controlling interest at period end		57,375	55,704
26,119	Net borrowings at period end		23,342	25,978
81,847	Net capital employed at period end		80,717	81,682
16.34	Share price at period end	(euro)	15.19	16.31
3,622.5	Number of shares outstanding at period end	(million)	3,622.4	3,622.6

i	i	i
(a)	i	For a detailed explanation of adjusted profits (net and operating), that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	i	Profit attributable to Eni’s shareholders.

Contents

Eni Interim Consolidated Report / Highlights

Summary financial data
i	i	i	First half
2010	i	i	i	2010	i	2011

	Net profit
1.74	- per share (a)	(euro)	1.12	1.05
4.62	- per ADR (a) (b)	(USD)	2.97	2.95
	Adjusted net profit
1.90	- per share (a)	(euro)	0.95	1.00
5.04	- per ADR (a) (b)	(USD)	2.52	2.81
	Return On Average Capital Employed (ROACE)
10.0	- reported	(%)	9.2	10.0
10.7	- adjusted	(%)	9.7	10.7
0.47	Leverage		0.41	0.47

i	i	i
(a)	i	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	i	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Key market indicators
i	i	i	First half
2010	i	i	i	2010	i	2011

79.47	Average price of Brent dated crude oil (a)		77.27	111.16
1.327	Average EUR/USD exchange rate (b)		1.328	1.403
59.89	Average price in euro of Brent dated crude oil		58.19	79.23
2.66	Average European refining margin (c)		2.90	1.41
3.47	Average European refining margin Brent/Ural (c)		3.84	2.77
2.00	Average European refining margin in euro		2.18	1.00
6.56	NBP gas price (d)	(%)	5.64	9.23
0.8	Euribor - three-month euro rate	(%)	0.6	1.3
0.3	Libor - three-month dollar rate		0.3	0.3

i	i	i
(a)	i	In USD dollars per barrel. Source: Platt’s.
(b)	i	Source: ECB.
(c)	i	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s data.
(d)	i	In USD per million btu.

Summary operating data
i	i	i	First half
2010	i	i	i	2010	i	2011

	Exploration & Production
1,815	Production of oil and natural gas	(mmboe)	1,800	1,586
997	- Liquids	(mmbbl)	995	846
4,540	- Natural gas	(mmcf/d)	4,466	4,410
638.0	Production sold	(mmboe)	312.7	274.8
	Gas & Power
97.06	Worldwide gas sales (a)	(bcm)	49.70	53.33
83.32	Gas volumes transported in Italy	(bcm)	43.02	41.90
39.54	Electricity sold	(TWh)	18.61	19.34
	Refining & Marketing
34.8	Refinery throughputs on own account	(mmtonnes)	16.87	15.77
11.73	Retail sales of petroleum products in Europe	(mmtonnes)	5.62	5.54
6,167	Service stations in Europe at period end	(units)	6,017	6,256
2,353	Average throughputs of service stations in Europe	(kliters)	1,142	1,079
	Petrochemicals
7,220	Production	(ktonnes)	3,748	3,347
4,731	Sales of petrochemical products	(ktonnes)	2,477	2,170
	Engineering & Construction
12,935	Orders acquired	(euro million)	7,059	6,006
20,505	Orders backlog at period end	(euro million)	20,404	20,490

i	i	i
(a)	i	Include Exploration & Production sale volumes of 1.46 bcm (2.94 and 5.65 bcm in the first half of 2010 and the full year 2010, respectively).

Contents

Key performance indicators
First half
2010			2010	2011
29,497	Net sales from operations (a)	(euro million)	14,569	14,252
13,866	Operating profit		6,698	7,799
13,884	Adjusted operating profit		6,560	7,946
5,600	Adjusted net profit		2,684	3,517
9,690	Capital expenditure		5,150	4,719
1,012	of which: exploration expenditure (b)		515	489
37,646	Adjusted capital employed, net at period end		38,847	36,487
16.0	Adjusted ROACE	(%)	13.4	17.1
	Average realizations
72.76	- Liquids	($/bbl)	71.63	101.89
6.02	- Natural gas	($/mmcf)	5.77	6.15
55.60	- Hydrocarbons	($/boe)	54.26	71.34
	Production (c)
997	- Liquids	(kbbl/d)	995	846
4,540	- Natural gas	(mmcf/d)	4,466	4,110
1,815	- Hydrocarbons	(kboe/d)	1,800	1,586
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes exploration bonuses.
(c)	i	Includes Eni’s share of equity-accounted entities.

Mineral right portfolio
and exploration activities

As of June 30, 2011, Eni’s mineral right portfolio consisted of 1,149 exclusive or shared rights for exploration and development in 43 Countries on five continents for a total acreage of 307,443 square kilometers net to Eni of which developed acreage of 40,925 square kilometers and undeveloped acreage of 266,518 square kilometers.
In the first half of 2011, changes in total net acreage mainly derived from: (i) acquisition of new leases in Norway, Australia,

Indonesia and Nigeria for a total acreage of approximately 10,000 square kilometers; (ii) relinquishment of licenses in Pakistan, Italy, Yemen and the USA for a total acreage of approximately 8,000 square kilometers; (iii) decrease in net acreage due to partial relinquishment mainly in Saudi Arabia for a total net acreage of approximately 12,000 square kilometers.
In the first half of 2011, a total of 31 new exploratory wells were drilled (15 of which represented Eni’s share), as compared to 24 wells completed in the first half of 2010 (12.4 of which represented Eni’s share).

Contents

Eni Interim Consolidated Report / Operating review

Oil and natural gas interests
December 31, 2010	June 30, 2011

Total net acreage (a)	Number of interest	Gross (a) (b) developed acreage	Gross (a) undeveloped acreage	Total gross acreage (a)	Net (a) (b) developed acreage	Net (a) undeveloped acreage	Total net acreage (a)

EUROPE	29,079	298	17,208	28,149	45,357	11,059	15,932	26,991
Italy	19,097	151	10,791	10,857	21,648	8,923	7,925	16,848
Rest of Europe	9,982	147	6,417	17,292	23,709	2,136	8,007	10,143
Croatia	987	2	1,975		1,975	988		988
Norway	2,418	50	2,262	5,950	8,212	337	2,046	2,383
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	1,151	85	2,180	2,114	4,294	811	481	1,292
Other Countries	3,458	7		7,260	7,260		3,512	3,512
AFRICA	152,671	275	68,350	208,300	276,650	20,153	129,684	149,837
North Africa	44,277	116	31,723	48,159	79,882	13,802	30,296	44,098
Algeria	17,244	39	2,177	17,441	19,618	730	16,516	17,246
Egypt	6,594	53	5,135	12,290	17,425	1,847	4,566	6,413
Libya	18,165	13	17,947	18,428	36,375	8,951	9,214	18,165
Tunisia	2,274	11	6,464		6,464	2,274		2,274
West Africa	56,181	153	36,627	87,607	124,234	6,351	50,457	56,808
Angola	4,520	68	4,532	15,569	20,101	589	4,051	4,640
Congo	6,074	25	1,900	9,680	11,580	1,044	4,753	5,797
Democratic Republic of Congo	615	1		1,118	1,118		615	615
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,086	1		1,560	1,560		737	737
Mali	21,640	1		32,458	32,458		21,640	21,640
Nigeria	8,439	49	30,195	13,415	43,610	4,718	4,854	9,572
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	52,213	6		72,534	72,534		48,931	48,931
ASIA	112,745	77	17,853	164,969	182,822	6,036	93,835	99,871
Kazakhstan	880	6	324	4,609	4,933	105	775	880
Rest of Asia	111,865	71	17,529	160,360	177,889	5,931	93,060	98,991
China	18,232	10	138	18,256	18,394	22	18,210	18,232
East Timor	6,470	4		8,087	8,087		6,470	6,470
India	10,089	14	303	27,861	28,164	143	9,946	10,089
Indonesia	12,912	13	1,735	29,441	31,176	656	17,642	18,298
Iran	820	4	1,456		1,456	820		820
Iraq	640	1	1,074		1,074	352		352
Pakistan	11,347	17	9,122	14,728	23,850	2,708	6,893	9,601
Russia	1,507	4	3,501	1,494	4,995	1,030	439	1,469
Saudi Arabia	25,844	1		26,508	26,508		13,254	13,254
Turkmenistan	200	1	200		200	200		200
Yemen	20,560	1		19,385	19,385		16,962	16,962
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	11,187	483	4,562	16,145	20,707	3,001	7,313	10,314
Brazil	745	1		745	745		745	745
Ecuador	2,000	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	5,896	466	1,817	7,804	9,621	852	4,426	5,278
Venezuela	1,154	6	378	2,049	2,427	98	816	914
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	15,279	16	1,057	49,092	50,149	676	19,754	20,430
Australia	15,241	15	1,057	48,328	49,385	676	19,716	20,392
Other Countries	38	1		764	764		38	38

Total	320,961	1,149	109,030	466,655	575,685	40,925	266,518	307,443

(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Interim Consolidated Report / Operating review

Oil and gas production

Eni reported oil and gas production of 1,586 kboe/d for the first half of 2011, down 214 kboe/d or 11.9% from the first half of 2010. The magnitude of this reduction was the result of the shutdown of activities at all Eni’s producing sites in Libya and the closure of the GreenStream pipeline transporting gas from Libya to Italy, with the sole exception of the Wafa field which has been flowing at a level of approximately 50 kboe/d net to Eni with the full supply supporting local production of electricity.	Performance was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 30 kbbl/d compared to the first half of 2010, in addition to the above mentioned loss of Libyan output amounting to approximately 170 kboe/d. Net of those effects, production decreased by 1 percentage point in the first half of 2011, mainly due to planned facility downtime, mainly in Italy. Production decline at mature fields was absorbed by continuing production ramp-up in Norway, Egypt and Iraq.

Hydrocarbons production (a) (b)
First half
2010	(kboe/d)	2010	2011	Change	% Ch.

183	Italy		184	179	(5)	(2.7)
222	Rest of Europe		225	223	(2)	(0.9)
602	North Africa		586	444	(142)	(24.2)
400	West Africa		395	365	(30)	(7.6)
108	Kazakhstan		114	112	(2)	(1.8)
131	Rest of Asia		123	111	(12)	(9.8)
143	America		149	127	(22)	(14.8)
26	Australia and Oceania		24	25	1	4.2
1,815			1,800	1,586	(214)	(11.9)
638.0	Production sold	(mmboe)	312.7	274.8	(37.9)	(12.1)

Liquids production (a)
First half
2010	(kbbl/d)	2010	2011	Change	% Ch.

61	Italy	61	59	(2)	(3.3)
121	Rest of Europe	122	123	1	0.8
301	North Africa	296	214	(82)	(27.7)
321	West Africa	329	275	(54)	(16.4)
65	Kazakhstan	68	68
48	Rest of Asia	37	34	(3)	(8.1)
71	America	73	65	(8)	(11.0)
9	Australia and Oceania	9	8	(1)	(11.1)
997		995	846	(149)	(15.0)

Natural gas production (a) (b)
First half
2010	(mmcf/d)	2010	2011	Change	% Ch.

673	Italy	682	663	(19)	(2.8)
559	Rest of Europe	573	556	(17)	(3.0)
1,673	North Africa	1,609	1,276	(333)	(20.7)
442	West Africa	364	502	138	37.9
237	Kazakhstan	256	242	(14)	(5.5)
464	Rest of Asia	475	431	(44)	(9.3)
396	America	420	344	(76)	(18.1)
96	Australia and Oceania	87	96	9	10.3
4,540		4,466	4,110	(356)	(7.9)

(a)	Includes Eni’s share of equity-accounted entities production.
(b)	Includes volumes of gas consumed in operations (313 and 312 mmcf/d in the first half of 2011 and 2010, respectively, and 318 mmcf/d in 2010).

Contents

Eni Interim Consolidated Report / Operating review

Liquids production (846 kbbl/d) decreased by 149 kbbl/d or 15% from the first half of 2010, due to production losses in Libya and lower entitlements in the Company’s PSAs as well as planned facility downtime in particular in Italy. Production growth was registered in Iraq, due to the start-up of the Zubair field (Eni’s interest 32.8%) and in Norway, due to the ramp-up of the Morvin field (Eni’s interest 30%).

Natural gas production (4,110 mmcf/d) decreased by 356 mmcf/d or 7.9% from the first half of 2010, due to production losses in Libya.

Oil and gas production sold amounted to 274.8 mmboe. The 12.2 mmboe difference over production (287 mmboe) reflected volumes of natural gas consumed in operations (10.2 mmboe).

Main exploration and development projects

Italy

Development activities progressed at the Val d’Agri concession (Eni’s interest 60.77%) by means of sidetrack programs and facilities upgrading. Other main activities were performed including: (i) sidetrack and workover activities to optimize Calpurnia, Daria (Eni’s interest 51%), Barbara and Gela fields production; (ii) upgrading activities of compression plants and treatment facilities at the Crotone plants; (iii) development activities at the Tresauro (Eni’s interest 45%) and Guendalina (Eni’s interest 80%) fields.
In the first half of 2011, production started-up at the Capparuccia field (Eni’s interest 77.8%) with an initial production of approximately 4 kboe/d.

Rest of Europe

Norway Exploration activities yielded positive results with the Skrugard oil and gas discovery to readily put in production in the PL 532 (Eni’s interest 30%), with initial reserve evaluation of approximately 250 mmbbl.
In May 2011, Eni was awarded two exploration licenses in the Barents Sea: (i) Prospecting License 608 (Eni’s interest 30%) nearby Skrugard oil and gas discovery; (ii) Prospecting License 226B (Eni’s interest 31%) located in high mineral potential basin.
Development activities have been progressing at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected in 2013 with a production plateau at 100 kbbl/d.
Development activities progressed to put in production discovered reserves near the Asgaard field (Eni’s interest 14.82%) with the Marulk development plan (Eni operator with a 20% interest).
Start-up is expected in 2012.
Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Exploration activities yielded positive results with the appraisal of the gas and liquids Culzean discovery (Eni’s interest 16.95%).
Ongoing activities concerned: (i) the construction of production platform and drilling activities at the gas and liquids Jasmine field (Eni’s interest 33%). Start-up is expected in 2013; (ii) Phase 2 development program of the gas and liquids West Franklin field (Eni’s interest 21.87%) with the construction of a production platform and linkage to the Elgin/Franklin treatment plant. Drilling activities progressed. Start-up is expected in 2013; (iii) the development activities of oil and gas Kinnoul field (Eni’s interest 16.67%). Development plan progressed by means of the drilling producing wells with subsea completion and the linkage to the production facilities of the Andrew field (Eni’s interest 16.21%). Start-up is expected in 2013.

North Africa

Algeria In April 2011, Eni signed a cooperation agreement with Sonatrach to exploration and development activities in unconventional hydrocarbons, particularly in shale gas themes.
Development activities progressed on the MLE and CAFC integrated project (Eni’s interest 75%) purchased in 2008 from the Canadian company First Calgary. The final investment decision of projects was sanctioned (MLE in 2009; CAFC in 2010). The MLE development plan foresees the construction of a natural gas treatment plant with a capacity of 350 mmcf/d and of four export pipelines with linkage to the national grid system. These facilities will also receive gas from the CAFC field. MLE project start-up is expected in 2011. The CAFC project provides the construction of an oil treatment plant and will also benefit from synergies with existing MLE production facilities. Gas and oil production start-up of CAFC field are expected in 2012 and 2014, respectively.
The integrated project targeted a production plateau of approximately 33 kboe/d net to Eni by 2015.
Other development activities concerned the El Merk project. Drilling activities progressed and the construction of treatment facilities is underway. Start-up is expected at the end of 2012.

Egypt Exploration activities yielded positive results with near field activities in the: (i) Belayim concession (Eni’s interest 100%) with two oil discovery wells (BB-10 and BLNE-1) that were linked to the existing facilities; (ii) Abu Madi West development lease (Eni’s interest 75%) with Nidoco West and Nidoco East gas discoveries. The linked to the existing facilities is underway; (iii) Meleiha development lease (Eni’s interest 56%) with the Aman SW and Dorra-1X oil wells that were started-up.
Development activities concerned: (i) the second phase of the Denise field (Eni operator with a 50% interest). Start-up is expected in the second half of the year; (ii) the upgrading of the El Gamil plant by adding new compression capacity to support production; (iii) the Seth project (Eni’s interest 50%). The development activity provides the drilling of two wells and the installation of production platform. Start-up is expected in 2012; (iv) the development of Taurt and Ha’py gas fields (Eni’s interest 50%). Production start-up is expected in the second half of the year.

Contents

Eni Interim Consolidated Report / Operating review

West Africa

Angola Exploration activities yielded positive results in: (i) Block 2 (Eni’s interest 20%) with the Garoupa-2 appraisal gas well; (ii) Block 15/06 (Eni operator with a 35% interest) with the discovery Mukuvo-1 and appraisal Cinguvu-2 wells containing oil, within the West Hub project sanctioned in 2010. Planned activity progressed and start-up is expected in 2013 with production peaking at 22 kbbl/d.
In January 2011, Eni was awarded rights to explore and the operatorship of deep offshore Block 35, with a 30% interest.
The agreement foresees the drilling of 2 commitment wells to be carried out in the first 5 years of exploration phase. This deal is subject to the approval of the relevant authorities.
Within the activities for reducing gas flaring in Block 0 (Eni’s interest 9.8%), activity progressed at the Nemba field in Area B. Completion is expected in 2013 reducing flared gas by approximately 85%. Other ongoing projects include: (i) completion of linkage and treatment facilities at the Malongo plant; (ii) installation of a second compression unit at the platform in the Nemba field in Area B.
Flaring down of the Malongo area is still underway with completion expected in 2011.
Main projects underway in the Development Areas of former Block 15 (Eni’s interest 20%) regarded: (i) the satellites of Kizomba Phase 1, with start-up expected before mid 2012 and peaking production at 100 kbbl/d (21 kbbl/d net to Eni) in 2013; (ii) the subsea facility of the Gas Gathering project. The project provides the construction of a pipeline collecting all the gas of the Kizomba, Mondo and Saxi/Batuque fields and to be completed by 2011; (iii) drilling activity at the Mondo and Saxi/Batuque fields to finalize their development plan.

Congo In the first half of 2011, production started-up at the Libondo offshore field (Eni’s interest 35%).
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of advanced recovery techniques and a design to monetize associated gas within the activities aimed at reducing flared gas. Eni signed a long term agreement to supply associated gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) the under construction potassium plant, owned by Canadian Company MAG Industries; (ii) the existing Djeno power plant (CED - Centrale Electrique du Djeno); (iii) the recently built CEC Centrale Electrique du Congo power plant (Eni’s interest 20%). These facilities will also receive gas in the future from the offshore discoveries of the Marine XII permit. Development activities to build the CEC power plant moved forward as scheduled in the cooperation agreement signed by Eni and the Republic of Congo in 2007, with the start-up of the first and second turbo-generator.

Nigeria Exploration activities yielded positive results in Block OML 36 (Eni’s interest 5%) with the gas and liquids Opugbene 2 appraisal well containing natural gas.
In the first half of 2011, Eni acquired from GEC Petroleum Development Company (GDPC) a 49% interest in Block OPL 2009 and awarded from Nigerian Government a 50% interest in Block OPL 245 as well as relative license and operatorship.
In Blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest),

within the activities aimed at guaranteeing production to feed gas to the Bonny liquefaction plant development activity concerned: (i) the flowstation upgrading at the Ogbainbiri field with start-up in 2012; (ii) increasing capacity at the Obiafu/Obrikon plant was completed aiming to feed gas for the liquefaction train 6; (iii) engineering activities of the Tuomo field that will be linked to the Ogbainbiri treatment plant. Early-production is expected in 2012.
Within the flaring down program, the flowstation upgrading of the Idu field (Eni’s interest 20%) is underway with the installation of a compressor unit. Start-up is expected in 2012.
In Block OML 28 (Eni’s interest 5%) within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling program progressed. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids.
The Forcados/Yokri oil and gas field (Eni’s interest 5%) is under development as part of the integrated associated gas gathering project aimed at supplying gas to the domestic market through Escravos-Lagos pipeline network. First gas is expected in 2013.
In offshore Block OML 119 the Phase 2A project moved forward with the drilling of two subsea wells and the linkage to the existing FPSO to develop 25 mmbbl of additional resources. Eni is technical partner. Start-up is expected in the second part of the year.

Kazakhstan

Kashagan The phase-one of the Kashagan project (the so-called "Experimental Program") progressed to 84% of the development activities at the end of June 2011. The Consortium continues to target the achievement of first commercial oil production by end of 2012, technically reachable. However, the timely delivery of phase-one depends on a number of factors which are presently under review and, in case of negative trends, will entail a postponement of a few months.
The Phase 1 of the project targets an initial production capacity of 150 kbbl/d. In the following 12-15 months subsequent to the start-up, treatment and compression plant for gas re-injection will be completed and come online enabling an increase in the production capacity to 370 kbbl/d. A further increase of production capacity to 450 kbbl/d is expected as additional compression capacity for gas re-injection becomes available with the start-up of Phase 2 offshore facilities. Early engineering studies of Phase 2 are underway aiming at optimizing the development scheme.

Karachaganak The fourth treatment unit is currently undergoing testing. This unit will enable to increase export of oil volumes to Western markets of currently non-stabilized liquids delivered to the Orenburg terminal.
Phase 3 of the Karachaganak project is aimed at increasing the development of gas and condensates reserves. The engineering activities identified a new design to complete development activities in multiple phases. The project provides for the installation of gas producing and re-injection facilities to increase gas sales at the Orenburg plant up to 565 bcf/y and the liquids production up to approximately 14 mmtonnes/y. The sanction of relevant Authorities to the start-up with Phase 3 is currently in the phase of technical and marketing discussion.

Contents

Eni Interim Consolidated Report / Operating review

Rest of Asia

Indonesia Exploration activities yielded positive results with Jangkrik North East gas well in the Muara Bakau block (Eni operator with a 55% interest), located in the Kutei basin.
In May 2011, Eni was awarded rights to explore and the operatorship of Block Arguni I in the Bituni basin, with a 100% interest. The agreement foresees the drilling of 2 commitment wells to be carried out in the first 3 years of exploration phase.
The exploration activities related to the coal bed methane project were started in the Sanga Sanga PSC (Eni’s interest 37.8%).
In case of commercial discovery, the project will exploit the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant.
Eni is also involved in the ongoing study phase of joint development of the oil and gas discoveries in the Bukat permit (Eni operator with a 66.25% interest) and the five gas discoveries in the Kutei Deep Water Basin area (Eni’s interest 20%). Development studies are underway for the recent Jangkrik and satellites discoveries in the Muara Bakau permit.

Pakistan Exploration activity yielded positive results with: (i) the Kadanwari-27 exploration well, in the Kadanwari permit (Eni’s interest 18.42%) which yielded up to approximately 50 mmcf/d of gas in test production; (ii) the Tajjal 4 appraisal well in the Gambat permit (Eni’s interest 23.7%). Start-up is expected in 2012.
The Kadanwari Rejuvenation project foresees the development of non-conventional resources and optimization of the residual conventional potential. Start-up is expected in the second half of the year.
In the Bhit field (Eni operator with a 40% interest) installation of a compressor plant was completed. In 2012, three additional wells are expected to be drilled. These activities, in addition to the optimization of current production are aimed at improving recovery and maintaining current production plateau. In the Zamzama field (Eni’s interest 17.75%) the first phase of the Front End Compression project has been completed. Two wells will be drilled in 2012 in order to arrest natural production decline.

America

United States In 2011, drilling activities were resumed following the end of moratorium that US Government had adopted due to the incident at the BP-operated Macondo well in the Gulf of Mexico. Exploration activities yielded positive results in offshore Block KC919 (Eni’s interest 25%) with Hadrian North appraisal well containing oil and natural gas resources.
In June 2011, the Appaloosa field (Eni’s interest 100%) start-up was achieved with a production of 7 kbbl/d through linked to Corral operated platform with a treatment capacity of 33 kbbl/d net to Eni. Workover activities was performed at the Goldfinger field (Eni’s interest 100%).
The other development activities regarded the Nikaitchuq operated field (Eni’s interest 100%), located in North Slope basin offshore Alaska, with resources of 220 million barrels. Production start-up was achieved at the end of January 2011. Peak production is expected at 28 kbbl/d.
The development plan of the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin in Texas moved forward. This area, including gas shale reserves, was acquired in 2009 following a strategic alliance Eni signed with Quicksilver Resources Inc. Production plateau at 10 kboe/d net to Eni is expected in 2012.

Venezuela The planning activities progressed at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. First oil is expected in 2013 at an initial rate of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018. The project provides the construction of a refinery with a capacity of 350 kbbl/day that will allow also the treatment of intermediate streams from other PDVSA facilities.
Eni and PDVSA are evaluating the possibility to anticipate to 2012 the early production phase by means of synergies with existing PDVSA facilities for transporting an initial production up to 10 kbbl/d. In 2011, upstream (treatment plants and pipelines) and downstream (refinery) engineering contracts will be awarded as well as drilling contracts. It is anticipated that approximately 10 wells will be drilled by the end of 2011. Eni agreed to finance part of PDVSA’s development costs for the anticipated production phase up to $1.5 billion. In addition, Eni will secure a tranche of the Junin 5 bonus and an additional financing to PDVSA for a total of $500 million to fund the construction of a power station in the Guira peninsula, confirming its commitment to sustainable development.
Pre-development and appraisal activities were performed at the Perla gas field, located in the Cardon IV Block (Eni’s interest 50%) in the Gulf of Venezuela. The results of Perla 4 and 5 appraisal wells exceeded the initial resource estimation to approximately 16,000 bcf. The development plan provides for a production target of approximately 300 mmcf/d in 2013. The early production phase includes the utilization of the already successfully drilled wells and the installation of four production platforms. The development of Perla is currently planned to continue with the full field phase to reach a plateau production of 1,200 mmcf/d. Project sanction is expected by the end of 2011.
Phase I of Corocoro producing field (Eni’s interest 26%) moved forward with the transport and installation of Central Production Facility to increase capacity at approximately 45 kboe/d.

Australia and Oceania

Australia In May 2011, Eni signed an agreement with MEO Australia Limited to farm-in the Heron and Blackwood gas discoveries in permit NT/P-68, located in the Timor Sea. Eni will acquire a 50% stake and operatorship in the first gas discovery by financing exploration activities relating to the drilling of two appraisal wells. Eni was granted an option to earn a 50% stake in Blackwood discovery by drilling one appraisal well in the area and performing seismic surveys. The agreement also provides an option to acquire an additional 25% in both the discoveries by financing the development plan required to reach a Final Investment Decision (FID).
Development plan of Kitan oil field (Eni operator with a 40% interest) progressed. Start-up is expected at the end of 2011 with an initial production of 15 kbbl/d.

Contents

Eni Interim Consolidated Report / Operating review

Capital expenditure

Capital expenditure of the Exploration & Production Division (euro 4,719 million) concerned development of oil and gas reserves (euro 3,432 million) directed mainly outside Italy, in particular in Algeria, Kazakhstan, Norway, the United States and Congo as well as blocks and interests in licenses awarded amounting to euro 757 million, mainly in Nigeria. Development expenditure in Italy concerned the well drilling program and facilities upgrading in Val d’Agri as well as sidetrack and workover activities in mature fields.

About 96% of exploration expenditure (euro 489 million) was directed outside Italy in particular to Angola, Ghana, Australia, the United States, Egypt, Indonesia, and Norway. In Italy, exploration activities were directed mainly to the offshore of Sicily and onshore in Val Padana.

Capital expenditure
First half
2010	(euro million)	2010	2011	Change	% Ch.
680	Italy	327	362	35	10.7
977	Rest of Europe	431	699	268	62.2
2,675	North Africa	1,692	838	(854)	(50.5)
2,276	West Africa	1,223	1,602	379	31.0
1,045	Kazakhstan	507	472	(35)	(6.9)
538	Rest of Asia	252	231	(21)	(8.3)
1,316	America	632	429	(203)	(32.1)
183	Australia and Oceania	86	86
9,690		5,150	4,719	(431)	(8.4)

Contents

Key performance indicators
First half
2010			2010	2011
29,576	Net sales from operations (a)	(euro million)	14,668	16,849
2,896	Operating profit		1,908	1,094
3,119	Adjusted operating profit		1,896	1,209
733	- Marketing		665	(95)
2,043	- Regulated businesses in Italy		1,014	1,057
343	- International transport		217	247
2,558	Adjusted net profit		1,476	1,002
3,853	EBITDA pro-forma adjusted		2,257	1,392
1,670	- Marketing		1,155	222
1,486	- Regulated businesses in Italy		729	760
697	- International transport		373	410
1,685	Capital expenditure		677	725
27,270	Adjusted capital employed, net at period end		25,539	27,325
9.8	Adjusted ROACE	(%)	11.8	7.9
97.06	Worldwide gas sales (b)	(bcm)	49.70	53.33
83.32	Gas volumes transported in Italy	(bcm)	43.02	41.90
39.54	Power sales	(TWh)	18.61	19.34
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes volumes marketed by the Exploration & Production Division of 1.46 bcm (2.94 and 5.65 bcm in the first half of 2010 and the full year 2010, respectively).

Marketing

Natural gas

Supply of natural gas
In the first half of 2011, Eni’s consolidated subsidiaries supplied 45.76 bcm of natural gas, representing an increase of 4.11 bcm, or 9.9% from the first half of 2010.
Gas volumes supplied outside Italy (42.29 bcm from consolidated companies), imported in Italy or sold outside Italy,

represented approximately 92% of total supplies, an increase of 4.26 bcm, or 11.2%, from the first half of 2010, mainly reflecting higher natural gas sales on Italian markets and in Europe. Higher volumes were purchased from Russia (up 5.61 bcm), in particular of volumes directed to Italy, from Algeria (up 0.52 bcm), offset by declines from Libya (down 3.59 bcm) due to the closure of the GreenStream pipeline.
Supplies in Italy (3.47 bcm) decreased by 0.15 bcm from the first half of 2010, or 4.1%, also due to lower domestic availability.

Contents

Eni Interim Consolidated Report / Operating review

Supply of natural gas
First half
2010	(bcm)	2010	2011	Change	% Ch.
7.29	ITALY	3.62	3.47	(0.15)	(4.1)
14.29	Russia	5.10	10.71	5.61	110.0
16.23	Algeria (including LNG)	8.35	8.87	0.52	6.2
9.36	Libya	4.92	1.33	(3.59)	(73.0)
10.16	Netherlands	6.62	6.93	0.31	4.7
11.48	Norway	6.72	6.59	(0.13)	(1.9)
4.14	United Kingdom	1.76	1.73	(0.03)	(1.7)
0.66	Hungary	0.27	0.30	0.03	11.1
2.90	Qatar (LNG)	1.50	1.50
4.42	Other supplies of natural gas	2.28	3.26	0.98	43.0
1.56	Other supplies of LNG	0.51	1.07	0.56	109.8
75.20	OUTSIDE ITALY	38.03	42.29	4.26	11.2
82.49	Total supplies of Eni’s consolidated subsidiaries	41.65	45.76	4.11	9.9
(0.20)	Offtake from (input to) storage	0.83	1.41	0.58	(69.9)
(0.11)	Network losses, measurement differences and other changes	(0.11)	0.13	0.24	218.2
82.18	Available for sale by Eni’s consolidated subsidiaries	42.37	47.30	4.93	11.6
9.23	Available for sale by Eni’s affiliates	4.39	4.57	0.18	4.1
5.65	E&P volumes	2.94	1.46	(1.48)	(50.3)
97.06	TOTAL VOLUMES AVAILABLE FOR SALE	49.70	53.33	3.63	7.3

Sales of natural gas
Sales of natural gas (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico) for the first half of 2011 were 53.33 bcm registering an increase of 3.63 bcm, up 7.3% from the first half of 2010.
Sales in Italy were 19.09 bcm increasing by 1.95 bcm from the first half 2010 (up 11.4%) due to higher spot sales (up 1.04 bcm), higher off-takes and positive effects of marketing initiatives aimed at boosting the client base and market share in main business segments (power generation up 0.76 bcm; industries up 0.65 bcm; wholesalers up 0.50 bcm). Sales to residentials registered a decrease due to lower	seasonal consumption (down 0.46 bcm).
Sales to shippers which import gas to Italy decreased by 2.94 bcm (down 55%). This was due to reduced of takes and lower availability of Libyan gas resulting from the closure of the GreenStream importing pipeline.
Sales in the European market increased by 4.33 bcm (or 18.7%) to 27.46 bcm reflecting growth achieved in key markets, except for Belgium, due to stronger competitive pressures and lower seasonal gas sales (down 0.78 bcm). Main increases were recorded in Turkey (up 1.82 bcm), France (up 1.12 bcm), Germany/Austria (up 0.67 bcm), UK/Northern Europe (up 0.64 bcm), and the Iberian peninsula (up 0.42 bcm).

Gas sales by entity
First half
2010	(bcm)	2010	2011	Change	% Ch.
82.00	Total sales of subsidiaries	42.26	46.92	4.66	11.0
34.23	Italy (including own consumption)	17.11	19.06	1.95	11.4
46.74	Rest of Europe	24.71	25.70	0.99	4.0
1.03	Outside Europe	0.44	2.16	1.72	390.9
9.41	Total sales of Eni’s affiliates (net to Eni)	4.50	4.95	0.45	10.0
0.06	Italy	0.03	0.03
7.78	Rest of Europe	3.77	4.17	0.40	10.6
1.57	Outside Europe	0.70	0.75	0.05	7.1
5.65	E&P in Europe and in the Gulf of Mexico	2.94	1.46	(1.48)	(50.3)
97.06	WORLDWIDE GAS SALES	49.70	53.33	3.63	7.3

Contents

Eni Interim Consolidated Report / Operating review

Gas sales by market
First half
2010	(bcm)	2010	2011	Change	% Ch.
34.29	ITALY	17.14	19.09	1.95	11.4
4.84	Wholesalers	2.58	3.08	0.50	19.4
0.68	Gas release	0.54		(0.54)	(100.0)
4.65	Italian gas exchange and spot markets	1.75	2.79	1.04	59.4
6.41	Industries	3.09	3.74	0.65	21.0
1.09	Medium-sized enterprises and services	0.66	0.55	(0.11)	(16.7)
4.04	Power generation	1.58	2.34	0.76	48.1
6.39	Residential	3.87	3.41	(0.46)	(11.9)
6.19	Own consumption	3.07	3.18	0.11	3.6
62.77	INTERNATIONAL SALES	32.56	34.24	1.68	5.2
54.52	Rest of Europe	28.48	29.87	1.39	4.9
8.44	Importers in Italy	5.35	2.41	(2.94)	(55.0)
46.08	European markets	23.13	27.46	4.33	18.7
7.11	Iberian Peninsula	3.33	3.75	0.42	12.6
5.67	Germany/Austria	3.07	3.74	0.67	21.8
14.06	Belgium	7.86	7.08	(0.78)	(9.9)
2.36	Hungary	1.35	1.34	(0.01)	(0.7)
5.22	UK/Northern Europe	2.29	2.93	0.64	27.9
3.95	Turkey	1.45	3.27	1.82	125.5
6.09	France	3.01	4.13	1.12	37.2
1.62	Other	0.77	1.22	0.45	58.4
2.60	Extra European markets	1.14	2.91	1.77	155.3
5.65	E&P in Europe and in the Gulf of Mexico (1)	2.94	1.46	(1.48)	(50.3)
97.06	WORLDWIDE GAS SALES	49.70	53.33	3.63	7.3

i	i	i
(1)	i	From January 1, 2011, certain sales in the US market are directly traded by the G&P Division.

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano. In the first half of 2011, power generation was 12.73 TWh, up 0.15 TWh, or 1.2% from the first half of 2010, mainly due to higher production in particular at the Ferrara plant.
As of June 30, 2011, installed operational capacity was 5.3 GW (5.3 GW at December 31, 2010).

Power sales
In the first half of 2011, electricity sales of 19.34 TWh were directed to the free market (67%), the Italian power exchange (21%), industrial sites (8%) and others (3%).
Electricity sales increased by 0.73 TWh, or 3.9%, to 19.34 TWh in the first half of 2011 due to a partial recovery in power generation demand, increase of clients base as well as higher volumes traded on the Italian power exchange (up 0.57 from the first half of 2010).

First half
2010	2010	2011	Change	% Ch.
5,154	Purchases of natural gas	(mmcm)	2,575	2,534	(41)	(1.6)
547	Purchases of other fuels	(ktoe)	254	264	10	3.9
25.63	Power generation	(TWh)	12.58	12.73	0.15	1.2
10,983	Steam	(ktonnes)	5,543	7,092	1,549	27.9

Contents

Eni Interim Consolidated Report / Operating review

Availability of electricity
First half
2010	(TWh)	2010	2011	Change	% Ch.
25.63	Power generation	12.58	12.73	0.15	1.2
13.91	Trading of electricity (a)	6.03	6.61	0.58	9.6
39.54		18.61	19.34	0.73	3.9

27.48	Free market	12.97	13.02	0.05	0.4
7.13	Italian Exchange for electricity	3.54	4.11	0.57	16.1
3.21	Industrial plants	1.56	1.58	0.02	1.3
1.72	Other (a)	0.54	0.63	0.09	16.7
39.54	Power sales	18.61	19.34	0.73	3.9

i	i	i
(a)	i	Includes positive and negative imbalances.

Regulated Businesses in Italy

Transport and regasification of natural gas
Volumes of gas transported in Italy in the first half of 2011 were 41.90 bcm decreasing by 1.12 bcm from the first half of 2010 due	to declining domestic demand. In the first half of 2011, the LNG terminal in Panigaglia (La Spezia) regasified 1 bcm of natural gas (1.11 bcm in the first half of 2010).

Gas volumes transported (a) and regasified in Italy
First half
2010	(bcm)	2010	2011	Change	% Ch.
83.32	Gas volumes transported	43.02	41.90	(1.12)	(2.6)
1.98	Gas volumes regasified	1.11	1.00	(0.11)	(9.9)

i	i	i
(a)	i	Includes amounts destined to domestic storage.

Storage

Transport and regasification of natural gas
In the first half of 2011, 4.05 bcm of natural gas (up 0.24 bcm from the first half of 2010) were input to the Company’s storage deposits, while 4.32 bcm of gas were off-taken (down 0.52 bcm from the first half of 2010).

Total storage capacity amounted to 15 bcm, of which 5 bcm were destined to strategic storage.
The share of modulation storage capacity used by third parties was about 78% (76% in the first half of 2010).

First half
2010	2010	2011	Change	% Ch.
14.2	Total storage capacity:	(bcm)	14.2	15.0	0.8	5.6
5.0	- of which strategic storage		5.0	5.0
9.2	- of which available storage		9.2	10.0	0.8	8.7
29	Available capacity: share utilized by Eni	(%)	24	22	(2)	(8.3)
15.59	Total offtake from (input to) storage:	(bcm)	8.65	8.37	(0.28)	(3.2)
8.00	- input to storage		3.81	4.05	0.24	6.3
7.59	- offtake from storage		4.84	4.32	(0.52)	(10.7)
60	Total customers	(No.)	63	97	34	54.0

Contents

Eni Interim Consolidated Report / Operating review

Main development projects

Belgium - Noun Belgium NV acquisition
On July 27, 2011, Eni signed an agreement with NV Noun Energy for the acquisition of the subsidiary Noun Belgium NV for an enterprise value of approximately euro 157 million. The company supplies gas and electricity to around 550,000 clients in Belgium.
As a part of the agreement, Eni also acquired a controlling interest in Nuon Wind Belgium and Nuon Power Generation Walloon, two companies active in power generation from renewable sources and CCGT (Combined Cycle Gas Turbine) businesses, respectively. The agreement, which is subject to the approval of the relevant Authorities, will enhance Eni’s presence in Belgium, strengthening its leadership in natural gas sales to wholesalers, power generation and industrial customers.

Divestment of interest in Gas Brasiliano Distribuidora
On July 30, 2011, with the approval of the relevant Brazilian Authorities, Eni finalized the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company that markets and distributes natural gas in Brazil, to Petrobras Gàs, a fully owned subsidiary of Petróleo Brasileiro ("Petrobras"). Total cash consideration amounted to $271 million.

Divestment of international pipelines
As part of the agreement signed with the European Commission for the divestment of Eni’s interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas transport pipelines,

interconnected with the Italian transport system, on June 10, 2011, Eni entered a purchase agreement with Italian Cassa Depositi e Prestiti SpA ("CDP") for the sale of its whole interest in Trans Austria Gasleitung GmbH representing 89% of outstanding shares, which give right to 94% of the entity’s earnings. Trans Austria Gasleitung GmbH is the company which owns the transport rights for the Austrian section of the pipeline that connects Russia to Italy. The divestment, subject to approval of the European Commission, provides for the payment of euro 483 million, plus the reimbursement of a shareholder loan granted by Eni to the company equal to euro 192 million. These amounts will be subject to review at the closing date as per market practice. The parties have also agreed upon earn-out mechanisms linked to the occurrence of certain events. The transaction, once finalized, will leave unaffected the ship-or-pay contract signed by Eni with TAG. Procedures are progressing for the divestment of Eni’s interest in the other two gas transport pipelines, the German TENP and the Swiss Transitgas.

Capital expenditure

In the first half of 2011, capital expenditure in the Gas & Power segment totaled euro 725 million and mainly related to: (i) developing and upgrading Eni’s transport network in Italy (euro 374 million); (ii) developing and upgrading Eni’s distribution network in Italy (euro 152 million); (iii) developing and upgrading Eni’s storage capacity in Italy (euro 131 million).

Capital expenditure
First half
2010	(euro million)	2010	2011	Change	% Ch.
248	Marketing	110	63	(47)	(42.7)
1,420	Regulated businesses in Italy	561	657	96	17.1
842	Transport	342	374	32	9.4
328	Distribution	123	152	29	23.6
250	Storage	96	131	35	36.5
17	International transport	6	5	(1)	(16.7)
1,685		677	725	48	7.1

Contents

Eni Interim Consolidated Report / Operating review

Key performance indicators
First half
2010			2010	2011
43,190	Net sales from operations (a)	(euro million)	20,255	24,821
149	Operating profit		360	376
(171)	Adjusted operating profit		(146)	(290)
(49)	Adjusted net profit		(49)	(176)
711	Capital expenditure		267	316
7,859	Adjusted capital employed, net at period end		7,932	8,508
(0.6)	Adjusted ROACE	(%)	(2.8)	(2.1)
34.80	Refinery throughputs on own account	(mmtonnes)	16.87	15.77
61	Conversion index	(%)	62	60
757	Balanced capacity of refineries	(kbbl/d)	747	767
11.73	Retail sales of petroleum products in Europe	(mmtonnes)	5.62	5.54
6,167	Service stations in Europe at year end	(units)	6,017	6,256
2,353	Average throughput per service station in Europe	(kliters)	1,142	1,079
(a)	i	Before elimination of intragroup sales.

Refining

In the first half of 2011, refining throughputs on own account in Italy and outside Italy were 15.77 mmtonnes, down 1.10 mmtonnes from the first half of 2010, or 6.5%. Volumes processed in Italy (down by approximately 970 ktonnes, or 6.8%) registered a decline from the same period of 2010 reflecting lower volumes at the Livorno, Gela and Venezia refineries due to planned facility downtimes and lower capacity utilization in response to a weak market environment. These negatives were partly offset by the higher volumes processed at the Sannazzaro, Milazzo and Taranto refineries reflecting the optimization of refining cycles and fewer downtimes.	Volumes processes outside Italy declined by 130 ktonnes, or down 5.1%, mainly in Germany and, at a lower extent, in the Czech Republic due to shrinking consumption.
Total throughputs at wholly-owned refineries (11.22 mmtonnes) declined by 1.18 mmtonnes, down 9.5%, from the first half of 2010, resulting in a 78% utilization rate as a consequence of negative market trends.
Approximately 23% of volumes of processed crude were supplied by Eni’s Exploration & Production segment (16.8% in the first half of 2010) corresponding to a higher volume of approximately 760 ktonnes or 6.2%.

Contents

Eni Interim Consolidated Report / Operating review

Availability of refined products
First half
2010	(mmtonnes)	2010	2011	Change	% Ch.
	ITALY
25.70	At wholly-owned refineries	12.40	11.22	(1.18)	(9.5)
(0.50)	Less input on account of third parties	(0.25)	(0.25)
4.36	At affiliated refineries	2.15	2.36	0.21	9.8
29.56	Refinery throughputs on own account	14.30	13.33	(0.97)	(6.8)
(1.69)	Consumption and losses	(0.75)	(0.78)	(0.03)	(4.0)
27.87	Products available for sale	13.55	12.55	(1.00)	(7.4)
4.24	Purchases of refined products and change in inventories	2.26	1.78	(0.48)	(21.2)
(4.18)	Products transferred to operations outside Italy	(2.35)	(1.45)	0.90	38.3
(0.92)	Consumption for power generation	(0.47)	(0.44)	0.03	6.4
27.01	Sales of products	12.99	12.44	(0.55)	(4.2)
	OUTSIDE ITALY
5.24	Refinery throughputs on own account	2.57	2.44	(0.13)	(5.1)
(0.24)	Consumption and losses	(0.11)	(0.12)	(0.01)	(9.1)
5.00	Products available for sale	2.46	2.32	(0.14)	(5.7)
10.61	Purchases of refined products and change in inventories	4.84	5.16	0.32	6.6
4.18	Products transferred from Italian operations	2.35	1.45	(0.90)	(38.3)
19.79	Sales of products	9.65	8.93	(0.72)	(7.5)
34.80	Refinery throughputs on own account	16.87	15.77	(1.10)	(6.5)
5.02	of which: refinery throughputs of equity crude on own account	2.59	3.35	0.76	29.3
46.80	TOTAL SALES OF REFINED PRODUCTS	22.64	21.37	(1.27)	(5.6)
36.17	Crude oil sales	17.40	16.47	(0.93)	(5.3)
82.97	TOTAL SALES	40.04	37.84	(2.20)	(5.5)

Marketing of refined products In the first half of 2011, sales volumes of refined products (21.37 mmtonnes) were down 1.27 mmtonnes from the first half of	2010, or 5.6%, mainly due to lower sales to oil companies and traders in Italy and outside Italy.

Product sales in Italy and outside Italy by market
First half
2010	(mmtonnes)	2010	2011	Change	% Ch.
	Sales in Italy
8.63	Retail	4.18	4.08	(0.10)	(2.4)
9.45	Wholesale	4.37	4.41	0.04	0.9)
1.72	Petrochemicals	0.88	0.85	(0.03)	(3.4)
7.21	Other sales	3.56	3.10	(0.46)	(12.9)
27.01		12.99	12.44	(0.55)	(4.2)
	Sales outside Italy
3.10	Retail rest of Europe	1.44	1.46	0.02	1.4
3.88	Wholesale rest of Europe	1.83	1.78	(0.05)	(2.7)
0.42	Wholesale outside Italy	0.20	0.21	0.01	5.0
12.39	Other sales	6.18	5.48	(0.70)	(11.3)
19.79		9.65	8.93	(0.72)	(7.5)
46.80	TOTAL SALES OF REFINED PRODUCTS	22.64	21.37	(1.27)	(5.6)

Contents

Eni Interim Consolidated Report / Operating review

Retail sales in Italy
In the first half of 2011, retail sales in Italy (4.08 mmtonnes) decreased from the first half of 2010 (down by approximately 100 ktonnes, or 2.4%). These reductions were mainly due to lower consumption of gasoline and, to a lesser extent, of gasoil, in particular relating to sales on motorways which were negatively impacted by the current decline in motor freight.
Average throughput of gasoline and gasoil (1,068 kliters) declined by approximately 62 kliters from the first half of 2010.
Eni’s retail market share for the first half of 2011 was 30.1% down 0.2 percentage points from the corresponding period of 2010 (30.3%).
As of June 30, 2011, Eni’s retail network in Italy consisted of 4,644 units, an increase of 102 units from December 31, 2010 (4,542 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (98 units), the opening of new service stations (11 units), which were partially offset by the closing of low throughput service stations (7 units).
In February 2010, to substitute the promotional campaign "You&Agip", Eni launched the new fidelity program "you&eni" which will last for 3 years until January 31, 2013. As of June 30, 2011, the number of cards used by customers amounted to approximately 5.8 million. The average number of cards active each month was approximately 2.6 million. Volumes of fuel marketed under this initiative represented about 40% of overall volumes marketed on Eni’s network.

Retail sales in the Rest of Europe
In the first half of 2011, retail sales of refined products marketed in the rest of Europe (1.46 mmtonnes) increased by 1.4% from the same period of 2010, in particular in Austria due to the purchase of a service station network finalized in 2010. This increase was offset by declines mainly recorded in Germany, France, Hungary and Slovenia.
At June 30, 2011, Eni’s retail network in the rest of Europe consisted of 1,612 units, a decrease of 13 units from December 31, 2010 (1,625 service stations). The network evolution was as follows: (i) 14 low throughput service stations were closed; (ii) negative balance of acquisitions/releases of lease concessions (7 units) with negative changes in Austria and Switzerland; (iii) purchased 4 service stations; (iv) opening of 4 new service stations.
Average throughput (1,111 kliters) declined from the first half of 2010 (1,175 kliters) by approximately 64 kliters.

Wholesale sales and other sales
In the first half of 2011, sales volumes on wholesale markets in Italy (4.41 mmtonnes) slightly increased from the first half of 2010 (up by approximately 40 mmtonnes, or 0.9%), mainly reflecting higher sales of jet fuel, bitumen and coke, offset in part by lower sales of gasoil, bunkering and fuel oil, due to lower demand.
Supplies of feedstock to the petrochemical industry (approximately 850 ktonnes) decreased slightly by approximately 30 ktonnes due to declining industrial demand.
Sales on wholesale markets in the rest of Europe (1.78 ktonnes) decreased from the first half of 2010 mainly due to lower sales in the Czech Republic, Germany and Slovenia, offset in part by increased sales in Austria.
Other sales (8.58 mmtonnes) decreased by 1.16 mmtonnes, or 11.9%, mainly due to lower volumes sold to other oil companies.

Capital expenditure

In the first half of 2011, capital expenditure in the Refining & Marketing segment amounted to euro 316 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 249 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular at Sannazzaro plant, as well as expenditures on health, safety and environmental upgrades; (ii) building, upgrading and rebranding of service stations in Italy and in the Rest of Europe (euro 61 million).
Expenditures on health, safety and the environment amounted to euro 41 million.

Capital expenditure
First half
2010	(euro million)	2010	2011	Change	% Ch.
446	Refinery, supply and logistics	201	249	48	23.9
246	Marketing	57	61	4	7.0
19	Other	9	6	(3)	(33.3)
711		267	316	49	18.4

Contents

Key performance indicators
First half
2010			2010	2011
6,141	Net sales from operations (a)	(euro million)	3,174	3,544
2,833	- Basic petrochemicals		1,483	1,670
3,126	- Polymers		1,596	1,779
182	- Other sales		95	95
(86)	Operating profit		53	(5)
(113)	Adjusted operating profit		(70)	(42)
(85)	Adjusted net profit		(66)	(28)
251	Capital expenditure		71	115
7,220	Production	(ktonnes)	3,748	3,347
4,731	Sales of petrochemical products		2,477	2,170
72.9	Average plant utilization rate	(%)	76	66
(a)	i	Before elimination of intragroup sales.

Sales - production - prices

In the first half of 2011 sales of petrochemical products (2,170 ktonnes) decreased by 307 ktonnes (or 12.4%) from the first half of 2010 due to a steep decrease in demand negatively impacted by expectations for a reduction of prices of petrochemical commodities as well as lower product availability due to planned facility downtimes, in particular in the second quarter of 2011.

Petrochemical production (3,348 ktonnes) decreased by 401 ktonnes from the first half of 2010, or 10.7%, with reductions both in basic petrochemicals and polymers (mainly in polyethylene, with increases on styrene and elastomers) due to the above mentioned lower demand and planned facility downtimes in the Italian sites of Priolo, Porto Marghera and Mantova, the slow restart of the Dunkerque plant after the planned facility downtimes as well as the closure of the Feuly plant.

Nominal production capacity was slightly higher than the first half of 2010 due to the realization of a new polyethylene production line in the Dunkerque site. The average plant utilization rate, calculated on nominal capacity, decreased from 76% to 66% as a result of lower volumes produced.

Average unit prices increased by 27% from the first half of 2010. Steep increases were registered in the average prices of olefins and aromatics (up 25%) driven by an improved scenario with relevant increases in virgin naphtha, as well as polymers, in particular elastomers (up 35%) driven by higher demand.

Contents

Eni Interim Consolidated Report / Operating review

Product availability
First half
2010	(ktonnes)	2010	2011	Change	% Ch.
4,860	Basic petrochemicals	2,536	2,207	(329)	(13.0)
2,360	Polymers	1,212	1,140	(72)	(5.9)
7,220	Production	3,748	3,347	(401)	(10.7)
(2,912)	Consumption and losses	(1,524)	(1,339)	185	(12.1)
423	Purchases and change in inventories	253	162	(91)	(36.0)
4,731		2,477	2,170	(307)	(12.4)

Business Trends

Basic petrochemicals
Basic petrochemical revenues (euro 1,670 million) increased by euro 187 million (up 12.6%) from the first half of 2010 in all the main business segments due to the steep increase in average unit prices (olefins/aromatics up 25% and intermediates up 16%) notwithstanding a decrease of sales volumes (down 13% on average).
Main decreases were registered in the sales volumes of olefins and aromatics due to product unavailability as a result of planned facility downtimes in the Priolo and Porto Marghera plants. In addition intermediates sales volumes decreased due to unavailability of raw material and planned facility downtimes in the Mantova plant.
Basic petrochemical production (2,207 ktonnes) decreased by 329 ktonnes from the first six months of 2010 (down 13%) due to lower sales/demand of monomers and the above mentioned planned facility downtimes.

Polymers
Polymers revenues (euro 1,779 million) increased by euro 183 million from the first half of 2010 (up 11.5%) due to average unit prices increasing by 23% for styrenic polymers, 35% for elastomers and 27% for polyethylene.
Sales volumes decreased on average by 12% negatively influenced by lower sales of polyethylene (down 18%) due to the delay in the restart of Dunkerque production line and lower demand relating to expectations for a reduction of prices of petrochemical commodities on the marketplace. In addition in the first half of 2011 were registered also lower sales volumes of styrenic polymers (down 7%) and stable sales of elastomers.
Polymers production (1,140 ktonnes) decreased by 72 ktonnes from the first half of 2010 (down 6%) mainly due to lower production volumes of polyethylene (down 14%), partly offset by the volumes increases of styrene and elastomers (up 2% and 9%, respectively). Lower production volumes of polyethylene were mainly related to the above mentioned delays in the Dunkerque plant.

Portfolio developments

Bio-based chemical
In June 2011, through its subsidiary Polimeri Europa, Eni signed a cooperation agreement with Novamont SpA to convert Eni’s Porto Torres chemical plant into an innovative bio-based chemical complex to produce bioplastics and other bio-based petrochemical products (bio-lubricants and bio-additives) for which significant growth is expected in the medium-long term. The project will be supported by an integrated supply chain and raw materials of vegetable origin. Novamont will contribute its technologies and skills in the bio-plastics and bio-based chemical sector. Eni will contribute to the joint entity the Porto Torres plant, infrastructure and professional staff as well as its industry and technical-engineering and commercial know-how in the petrochemical sector. In addition, Eni foresees to build a biomass power plant and to carry out a number of projects for environmental restoration and clean-up activities. Eni plans to make capital expenditure totaling approximately euro 1.2 billion in the 2011-2016 period to execute the above mentioned projects directly or through the joint entity.

Capital expenditure

In the first half of 2011 capital expenditure amounted to euro 115 million (euro 71 million in the first half of 2010) and mainly related upkeeping (euro 34 million), energy recovery (euro 30 million), plant upgrades (euro 25 million) and environmental regulation compliance (euro 20 million).

Contents

Key performance indicators
First half
2010			2010	2011
10,581	Net sales from operations (a)	(euro million)	5,008	5,705
1,302	Operating profit		625	720
1,326	Adjusted operating profit		632	720
994	Adjusted net profit		470	536
1,552	Capital expenditure		792	551
14.0	Adjusted ROACE	(%)	14.1	14.2
12,935	Orders acquired	(euro million)	7,059	6,006
20,505	Order backlog		20,404	20,490
(a)	i	Before elimination of intragroup sales.

Activity of the year

Among the main orders acquired in the first half of 2011 were:
- an EPIC contract on behalf of Saudi Aramco for the realization of offshore infrastructure as platforms, exporting pipelines and subsea cables for the development of the offshore fields of Arabiyah and Hasbah in the Arabian section of the Persic Gulf;
- a contract on behalf of Rete Ferroviaria SpA (FS Group) for the realization of the high-speed/high-capacity railway along the Treviglio-Brescia railway in northern Italy. The contract encompasses the realization of 39 kilometers high-speed/high-capacity railway and of an additional 12 kilometers of interconnections with the existing conventional railway;
- an EPC contract on behalf of Gladstone Operations Pty LTD for the realization of a gas pipeline, 42 inches in diameter and 435 kilometers-long, which will connect the gas fields in the Bowen and Surat Basins to the Gladstone State Development Area (GSDA), near the city of Gladstone, in the western Australian coast;
- an EPIC contract on behalf of Husky Oil China Ltd for the installation of two 79 kilometers-long pipelines and umbilicals as well as the construction of a subsea production system for the development of Liwan 3-1 field in water depths of 1,500 meters in the South China Sea;
- an EPIC contract on behalf of Petrobras for the realization of two gas export pipelines. The first line will connect the Guara floating production storage and offloading (FPSO) vessel to a subsea gathering manifold in the Lula field. The second line will connect the Lula-Northeast FPSO to the same manifold in the Lula field, offshore Brazil;
- an EPIC contract for the realization of a total of seven new subsea wellheads and relevant infrastructures, umbilicals and flowlines relating to further subsea development of the West Delta Deep Marine, offshore the Northwest Nile Delta.

Orders acquired in the first half of 2011 amounted to euro 6,006 million, of these projects to be carried out outside Italy represented 85%, while orders from Eni companies amounted to 7% of the total. Order backlog was euro 20,490 million at June 30, 2011 (euro 20,505 million at December 31, 2010). Projects to be carried out outside Italy represented 90% of the total order backlog, while orders from Eni companies amounted to 15% of the total.

Contents

Eni Interim Consolidated Report / Operating review

Orders acquired
First half
(euro million)	2010	2011	Change	% Ch.
Engineering & Construction Offshore	1,923	3,262	1,339	69.6
Engineering & Construction Onshore	4,781	2,077	(2,704)	(56.6)
Offshore drilling	149	349	200	134.2
Onshore drilling	206	318	112	54.4
	7,059	6,006	(1,053)	(14.9)
of which:
- Eni	596	395	(201)	(33.7)
- Third parties	6,463	5,611	(852)	(13.2)
of which:
- Italy	455	889	434	95.4
- Outside Italy	6,604	5,117	(1,487)	(22.5)

Order backlog
First half
(euro million)	Dec. 31, 2010	June 30, 2011	Change	% Ch.
Engineering & Construction Offshore	5,544	6,432	888	16.0
Engineering & Construction Onshore	10,543	9,735	(808)	(7.7)
Offshore drilling	3,354	3,285	(69)	(2.1)
Onshore drilling	1,064	1,038	(26)	(2.4)
	20,505	20,490	(15)	(0.1)
of which:
- Eni	3,349	3,149	(200)	(6.0)
- Third parties	17,156	17,341	185	1.1
of which:
- Italy	1,310	1,950	640	48.9
- Outside Italy	19,195	18,540	(655)	(3.4)

Capital expenditure

In the first half of 2011 capital expenditure in the Engineering & Construction segment (euro 551 million) mainly regarded:
(i) Engineering & Construction Offshore: construction of a new pipelayer and the ultra-deep water Field Development Ship FDS2, activities for the conversion of a tanker into an FPSO and the construction of a new fabrication yard in Indonesia;
(ii) Offshore drilling: construction of the semi-submersible platform Scarabeo 8 and 9, class reinstatement works and capital expenditures made in order to comply with international legislation as well as specific requests of client companies;
(iii) Onshore drilling: realization of a new plant in Kazakhstan and upgrading of existing facilities;
(iv) Engineering & Construction Onshore: maintenance of the existing asset base.

Capital expenditure
First half
2010	(euro million)	2010	2011	Change	% Ch.
706	Engineering & Construction Offshore	349	219	(130)	(37.2)
11	Engineering & Construction Onshore	6	7	1	16.7
559	Offshore drilling	320	297	(23)	(7.2)
253	Onshore drilling	117	28	(89)	(76.1)
23	Other expenditures
1,552		792	551	(241)	(30.4)

Contents

Profit and loss account

First half
2010	(euro million)	2010	2011	Change	% Ch.
98,523	Net sales from operations	47,706	53,375	5,669	11.9
956	Other income and revenues	537	590	53	9.9
(73,920)	Operating expenses	(34,665)	(40,227)	(5,562)	(16.0)
246	of which non-recurring items		(69)
131	Other operating income (expense)	33	(12)	(45)	..
(9,579)	Depreciation, depletion, amortization and impairments	(4,459)	(4,278)	181	4.1
16,111	Operating profit	9,152	9,448	296	3.2
(727)	Finance income (expense)	(601)	(377)	224	37.3
1,156	Net income from investments	672	721	49	(7.3)
16,540	Profit before income taxes	9,223	9,792	569	6.2
(9,157)	Income taxes	(4,865)	(5,333)	(468)	(9.6)
55.4	Tax rate (%)	52.7	54.5	1.8
7,383	Net profit	4,358	4,459	101	2.3
	of which attributable to:
6,318	- Eni’s shareholders	4,046	3,801	(245)	(6.1)
1,065	- Non-controlling interest	312	658	346	110.9

Net profit
Net profit attributable to Eni’s shareholders for the first half of 2011 amounted to euro 3,801 million, down euro 245 million from the first half of 2010, or 6.1%, due to a higher share of profit attributable to non-controlling interest (up euro 346 million), higher income taxes (down euro 468 million) with an increased Group’s tax rate (up by approximately two percentage points). Those negatives	were partly offset by an improved operating performance (up by 3.2%) mainly in the Exploration & Production Division reflecting higher oil prices, as well as lowered net finance and exchange rate expenses (up euro 224 million) reflecting a positive change in fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting.

Adjusted net profit

First half
2010	(euro million)	2010	2011	Change	% Ch.
6,318	Net profit attributable to Eni’s shareholders	4,046	3,801	(245)	(6.1)
(610)	Exclusion of inventory holding (gains) losses	(530)	(644)
1,161	Exclusion of special items	(27)	477
	of which:
(246)	- non-recurring items		69
1,407	- other special items	(27)	408
6,869	Adjusted net profit attributable to Eni’s shareholders (a)	3,489	3,634	145	4.2

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

In the first half of 2011, adjusted net profit attributable to Eni’s shareholders was euro 3,634 million, up euro 145 million (up 4.2% from the first half of 2010). Adjusted net profit of the period was	calculated excluding an inventory holding gain of euro 644 million and special charges of euro 477 million resulting in a negative adjustment of euro 167 million.

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In the first half of 2011, special charges of the operating profit included:
(i) impairment charges of mineral assets in the Exploration & Production segment (euro 141 million), as certain gas properties in USA were impaired due to negative reserve revisions and a reduced outlook for gas prices, as well as certain capital expenditures incurred in the period made for safety reasons in the Refining & Marketing and Petrochemical Division plants were written off as they related to assets totally impaired in previous reporting periods (euro 108 million);
(ii) a risk provision amounting to euro 69 million regarding an antitrust proceeding in the European sector of elastomers	following a decision of the European Court of Justice;
(iii) negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39 (euro 160 million);
(iv) environmental provisions and provisions for redundancy incentives (euro 42 million and euro 34 million, respectively). Special gains of the period mainly related to gains on disposal of marginal assets in the Exploration & Production Division (euro 28 million).
Non-operating special items include an adjustment in deferred tax liabilities for the Exploration & Production activities in the United Kingdom (euro 27 million) relating to increased supplementary charges on Continental Shelf properties.

The breakdown of adjusted net profit by Division is shown in the table below:

First half
2010	(euro million)	2010	2011	Change	% Ch.
5,600	Exploration & Production	2,684	3,517	833	31.0
2,558	Gas & Power	1,476	1,002	(474)	(32.1)
(49)	Refining & Marketing	(49)	(176)	(127)	..
(85)	Petrochemicals	(66)	(28)	38	57.6
994	Engineering & Construction	470	536	66	14.0
(216)	Other activities	(122)	(101)	21	17.2
(699)	Corporate and financial companies	(489)	(343)	146	29.9
(169)	Impact of unrealized intragroup profit elimination (a)	(103)	(115)	(12)
7,934	Adjusted net profit	3,801	4,292	491	12.9
	of which attributable to:
1,065	- Non-controlling interest	312	658	346	110.9
6,869	- Eni’s shareholders	3,489	3,634	145	4.2

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

In the first half of 2011, the Group adjusted net profit was determined by increased adjusted net profit recorded by Eni’s Divisions:
- Exploration & Production (up euro 833 million or 31%) reflecting an improved operating performance (up euro 1,386 million or 21.1%) driven by higher hydrocarbon realizations in dollars (oil up 42.2% and gas up 6.7%) reflecting an improved trading environment, partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar (up 5.6%, for an overall impact of approximately euro 270 million);
- Engineering & Construction (up euro 66 million or 14%) reflecting an improved operating performance (up euro 88 million or 13.9%) driven by revenue gains and higher profitability of works executed in the onshore and offshore construction businesses;
- Petrochemicals reduced adjusted net loss (from euro -66 million to euro -28 million) benefiting from a good operating performance (up euro 28 million or 40%) due to higher product margins, in particular of olefins.
These increases were offset in part by the decline in adjusted net profit recorded by the following segments:
- Gas & Power (down euro 474 million or 32.1%). The result was	negatively affected by a severe contraction in the performance of the Marketing business which suffered a loss of euro 95 million as compared to a profit of euro 665 million in the first half of 2010. The Marketing business was affected by sharply lower gas margins both in Italy and Europe dragged down by strong competitive pressure and oversupply. Also the performance was impacted by sales losses to shippers which import Libyan gas due to unavailability of the raw material, lower seasonal sales and scenario effects as well as lower margins on power generation. The lower results of the Marketing business were partly offset by the better operating performance of the Regulated Businesses in Italy (up by euro 43 million or 4.2%) and the increased result of the International Transport business (up by euro 30 million or 13.8%). The adjusted net profit of the Division does not take into account the possible effect of ongoing renegotiations of long-term contracts which may become effective earlier than the end of June 2011;
- Refining & Marketing (down euro 127 million, from euro -49 million in the first half of 2010 to euro -176 million in the first half of 2011) reflecting a weak refining scenario, whose effects were partly offset by continuing optimization and efficiency efforts as well as a steady performance in the marketing business.

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Analysis of Profit and Loss Account Items

Net sales from operations

First half
2010	(euro million)	2010	2011	Change	% Ch.
29,497	Exploration & Production	14,569	14,252	(317)	(2.2)
29,576	Gas & Power	14,668	16,849	2,181	14.9
43,190	Refining & Marketing	20,255	24,821	4,566	22.5
6,141	Petrochemicals	3,174	3,544	370	11.7
10,581	Engineering & Construction	5,008	5,705	697	13.9
105	Other activities	52	45	(7)	(13.5)
1,386	Corporate and financial companies	634	644	10	1.6
100	Impact of unrealized intragroup profit elimination	(107)	(158)	(51)
(22,053)	Consolidation adjustment	(10,547)	(12,327)	(1,780)
98,523		47,706	53,375	5,669	11.9

In the first half of 2011, Eni’s net sales from operations (euro 53,375 million) increased by euro 5,669 million from the same period of the previous year (or up 11.9%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms.

Revenues generated by the Exploration & Production Division (euro 14,252 million) decreased by euro 317 million (or down by 2.2%), due to decreased production in Libya partly offset by higher realizations in dollar terms (oil up 42.2%; natural gas up 6.7%). Eni’s average liquid realizations decreased by 1.50 $/bbl to 101.89 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 4.5 mmbbl in the first half of 2011 (for further details see the disclosure on adjusted net profit of the Exploration & Production Division).

Revenues generated by the Gas & Power Division (euro 16,849 million) increased by euro 2,181 million (or 14.9%) mainly due to higher prices and higher volumes sold by consolidated subsidiaries (up 11%).

Revenues generated by the Refining & Marketing Division (euro 24,821 million) increased by euro 4,566 million (or up 22.5%) mainly reflecting higher average selling prices in dollars of refined products which were up on average by 30-40% from the first half of 2010 driven by an improved trading environment.

Revenues generated by the Petrochemical Division (euro 3,544 million) increased by euro 370 million (up 11.7%) due to an average 27% price increase partly offset by a decline in volumes sold (down 12%, in particular polyethylene).

Revenues generated by the Engineering & Construction business (euro 5,705 million) increased by euro 697 million, or 13.9%, from the first half of 2010, as a result of increased activities in the onshore and offshore construction businesses.

Operating expenses

First half
2010	(euro million)	2010	2011	Change	% Ch.
69,135	Purchases, services and other	32,466	37,965	5,499	16.9
(246)	of which: - non-recurring items		69
1,291	- other special items	97	54
4,785	Payroll and related costs	2,199	2,262	63	2.9
423	of which provision for redundancy incentives	44	34
73,920		34,665	40,227	5,562	16.0

Operating expenses reported in the first half of 2011 (euro 40,277 million) increased by euro 5,562 million from the first half of 2010, up 16%.

Purchases, services and other costs (euro 37,965 million) increased by euro 5,499 million (up 16.9%) due to higher supply costs of purchased oil, gas and petrochemical feedstocks reflecting trends in trading environment.
Purchases, services and other costs include special charges for an overall amount of euro 123 million mainly referring to a loss provision of euro 69 million related to an antitrust proceeding in the area of elastomers based on a recent decision of the European Court of Justice described in detail in the paragraph "Guarantees, commitments and risks - Legal proceedings" in the Notes to the interim consolidated financial statements. In the first half of 2010, special charges of euro 97 million regarded environmental and other risk provisions.

Payroll and related costs (euro 2,262 million) increased by euro 63 million, or 2.9%, mainly due to higher unit labor cost in Italy

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and outside Italy, and the increase in the average number of employees outside Italy (following higher activity levels in the Engineering & Construction business). These increases	were partly offset by a reduction in the average number of employees in Italy and lower provision for redundancy incentives.

Depreciation, depletion, amortization and impairments

First half
2010	(euro million)	2010	2011	Change	% Ch.
6,928	Exploration & Production	3,429	3,027	(402)	(11.7)
963	Gas & Power	470	466	(4)	(0.9)
333	Refining & Marketing	167	175	8	4.8
83	Petrochemicals	39	46	7	17.9
513	Engineering & Construction	236	283	47	19.9
2	Other activities	1		(1)	(100.0)
79	Corporate and financial companies	37	35	(2)	(5.4)
(20)	Impact of unrealized intragroup profit elimination	(9)	(11)	(2)
8,881	Total depreciation, depletion and amortization	4,370	4,021	(349)	(8.0)
698	Impairments	89	257	168
9,579		4,459	4,278	(181)	(4.1)

In the first half of 2011, depreciation, depletion and amortization (euro 4,021 million) decreased by euro 349 million from the first half of 2010 (down 8%) mainly in the Exploration & Production Division (down euro 402 million or 11.7%), due to lower production in Libya and the negative impact of the appreciation of the euro over the dollar (up 5.6%). The increase recorded in the Engineering & Construction business (up euro 47 million) was due to vessels and rigs fleet brought into operation.	Impairment charges of euro 257 million mainly regarded impairment of oil&gas assets in the Exploration & Production segment due to downward reserve revisions and a lowered outlook for gas prices, as well as investments made in the period on assets fully impaired in previous reporting periods in the Refining & Marketing and Petrochemical segments (details can be found in the item "Tangible assets" in the Notes to the interim consolidated financial statements).

The breakdown of impairment charges by Division is shown in the table below:

First half
2010	(euro million)	2010	2011	Change	% Ch.
123	Exploration & Production	29	141	112	..
436	Gas & Power	10	(8)	(18)	..
76	Refining & Marketing	33	38	5	15.2
52	Petrochemicals	9	70	61	..
3	Engineering & Construction		14	14
8	Other activities	8	2	(6)	(75.0)
698		89	257	168	..

Operating profit
The breakdown of the reported operating profit by Division is provided below:

First half
2010	(euro million)	2010	2011	Change	% Ch.
13,866	Exploration & Production	6,698	7,799	1,101	16.4
2,896	Gas & Power	1,908	1,094	(814)	(42.7)
149	Refining & Marketing	360	376	16	4.4
(86)	Petrochemicals	53	(5)	(58)	..
1,302	Engineering & Construction	625	720	95	15.2
(1,384)	Other activities	(175)	(165)	10	5.7
(361)	Corporate and financial companies	(152)	(188)	(36)	(23.7)
(271)	Impact of unrealized intragroup profit elimination	(165)	(183)	(18)
16,111	Operating profit	9,152	9,448	296	3.2

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Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

First half
2010	(euro million)	2010	2011	Change	% Ch.
16,111	Operating profit	9,152	9,448	296	3.2
(881)	Exclusion of inventory holding (gains) losses	(777)	(909)	(132)
2,074	Exclusion of special items	84	563	479
	of which:
(246)	- non-recurring items		69
2,320	- other special items	84	494
17,304	Adjusted operating profit	8,459	9,102	643	7.6
	Breakdown by Division:
13,884	Exploration & Production	6,560	7,946	1,386	21.1
3,119	Gas & Power	1,896	1,209	(687)	(36.2)
(171)	Refining & Marketing	(146)	(290)	(144)	(98.6)
(113)	Petrochemicals	(70)	(42)	28	40.0
1,326	Engineering & Construction	632	720	88	13.9
(205)	Other activities	(108)	(105)	3	2.8
(265)	Corporate and financial companies	(140)	(153)	(13)	(9.3)
(271)	Impact of unrealized intragroup profit elimination	(165)	(183)	(18)
17,304		8,459	9,102	643	7.6

In the first half of 2011, Eni’s adjusted operating profit amounted to euro 9,102 million, an increase of euro 643 million from the corresponding period of 2010 (up 7.6%). Adjusted operating profit is calculated by excluding an inventory holding profit of euro 909 million and special charges of euro 563 million. The increase was mainly due to an improved operating performance recorded by the following Divisions:
- Exploration & Production (up euro 1,386 million, or 21.1%) driven by higher oil and gas realizations (oil up 42.2% and natural gas up 6.7%), partly offset by the impact associated with a lower Libyan output and the appreciation of the euro vs. the US dollar (down approximately euro 270 million);
- Engineering & Construction (up euro 88 million or 13.9%) driven by revenue gains and higher profitability of works executed;
- Petrochemicals with a 40% improvement in reducing operating loss (up euro 28 million) due to higher product margins, in particular olefins.	These increases were partly offset by lower operating profit reported by the:
- Gas & Power Division, down euro 687 million, or 36.2%, from the first half of 2010. The main driver of this reduction was a poor lower performance of the Marketing activity (down euro 760 million) as a result of sharply lower gas margins dragged down by strong competitive pressure and oversupply, in addition to sale losses to shippers which import Libyan gas due to unavailability of the raw material, lower seasonal sales as well lower margins on power generation. Adjusted results of the Gas & Power business do not take into account the possible effects of the renegotiation of long-term contracts which may become effective earlier than end of June 2011. These negatives were partly offset by the better operating performance of the Regulated Businesses in Italy and the increased result of the International Transport business;
- Refining & Marketing Division with widening adjusted operating losses (down euro 144 million, or 98.6%) driven by a weak refining scenario, whose effects were partially offset by continuing optimization and efficiency efforts as well as a steady performance in the marketing business.

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Finance income (expense)

First half
2010	(euro million)	2010	2011	Change
(727)	Finance income (expense) related to net borrowings	(307)	(409)	(102)
(766)	Finance expense on short and long-term debt	(353)	(433)	(80)
18	Net interest due to banks	8	10	2
21	Net income from receivables and securities for non-financing operating activities	38	14	(24)
(131)	Income (expense) on derivative financial instruments	(331)	225	556
92	Exchange differences, net	42	(196)	(238)
(148)	Other finance income and expense	(95)	(72)	23
75	Net income from receivables and securities for financing operating activities and interest on tax credits	33	35	2
(251)	Finance expense due to the passage of time (accretion discount)	(132)	(116)	16
28	Other	4	9	5
(914)		(691)	(452)	239
187	Finance expense capitalized	90	75	(15)
(727)		(601)	(377)	224)

In the first half of 2011, net finance expense decreased by euro 224 million to euro 377 million from the corresponding period of 2010, mainly due to a positive change in the fair value evaluation through profit and loss of certain derivative instruments on exchange rates (from a euro 249 million charge to a euro 192 million	income) net of negative exchange differences (down euro 238 million). These instruments did not meet all formal criteria to be designated as hedges under IFRS. Finance charges on finance debt increased reflecting higher interest rates on euro-denominated loans (up 0.4 percentage points the Euribor rate).

Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

First half of 2011 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group

Share of gains (losses) from equity-accounted investments	63	160	74	9	(24)	282
Dividends	343	60	31		3	437
Gains on disposal					1	1
Other income (expense), net	2				(1)	1
	408	220	105	9	(21)	721

In the first half of 2011, net income from investments amounted to euro 721 million and related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 282 million), mainly in the Gas & Power and Refining & Marketing Divisions; (ii) dividends received by entities accounted for at cost (euro 437 million), mainly	relating to Nigeria LNG Ltd. In the first half of 2010, gains on disposal of assets (euro 143 million) were recorded that related to the sale of Eni’s interests in GreenStream (euro 93 million), including the revaluation of the remaining stake and the sale of Eni’s interest in the Belgian company DistriRe SA (euro 47 million).

The table below sets forth a breakdown of net income/loss from investments for the first half of 2011:

First half
2010	(euro million)	2010	2011	Change
537	Share of gains (losses) from equity-accounted investments	292	282	(10)
264	Dividends	242	437	195
332	Gains on disposal	143	1	(142)
23	Other income (expense), net	(5)	1	6
1,156		672	721	49

The increase of euro 49 million from the first half of 2010 related to higher dividends from equity or cost-accounted entities in the	Gas & Power and Exploration & Production Divisions.

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Income taxes

First half
2010	(euro million)	2010	2011	Change
	Profit before income taxes
1,582	Italy	1,841	1,328	(513)
14,958	Outside Italy	7,382	8,464	1,082
16,540		9,223	9,792	569
	Income taxes
841	Italy	843	744	(99)
8,316	Outside Italy	4,022	4,589	567
9,157		4,865	5,333	468
	Tax rate (%)
53.2	Italy	45.8	56.0	10.2
55.6	Outside Italy	54.5	54.2	(0.3)
55.4		52.7	54.5	1.8

In the first half of 2011, income taxes were euro 5,333 million, up euro 468 million, or 9.6%, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production Division operating outside Italy due to higher taxable profit.
Reported tax rate increased by 1.8 percentage points due to certain tax items unrelated to the group profit for the period, namely tax charges on intercompany dividends and a non-deductible special charge on an antitrust proceeding, and the higher taxable profit recorded by subsidiaries in the Exploration & Production Division	operating outside Italy, subject to higher tax rate than the statutory Italian tax rate (37.9% for companies operating in the energy industry).
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 54.4% (54.9% in the first half of 2010).

Non-controlling interest
In the first half of 2011, non-controlling interest’s share of profit was euro 658 million and mainly related to Snam Rete Gas SpA (euro 282 million) and Saipem SpA (euro 380 million).

Divisional performance1

Exploration & Production

First half
2010	(euro million)	2010	2011	Change	% Ch.
13,866	Operating profit	6,698	7,799	1,101	16.4
18	Exclusion of special items:	(138)	147
127	- asset impairments	29	141
30	- environmental provisions
(241)	- gains on disposals of assets	(167)	(28)
97	- provision for redundancy incentives	8	4
	- re-measurement gains/losses on commodity derivatives	(8)	30
5	- other
13,884	Adjusted operating profit	6,560	7,946	1,386	21.1
(205)	Net finance income (expense) (a)	(106)	(116)	(10)
274	Net income (expense) from investments (a)	266	412	146
(8,353)	Income taxes (a)	(4,036)	(4,725)	(689)
59.9	Tax rate (%)	60.1	57.3	(2.8)
5,600	Adjusted net profit	2,684	3,517	833	31.0
	Results also include:
7,051	amortizations and depreciations	3,458	3,168	(290)	(8.4)
	of which:
1,199	exploration expenditures	630	576	(54)	(8.6)
802	- amortization of exploratory drilling expenditure and other	415	397	(18)	(4.3)
397	- amortization of geological and geophysical exploration expenses	215	179	(36)	(16.7)

i	i	i
(a)	i	Excluding special items.

In the first half of 2011 the Exploration & Production Division reported an adjusted operating profit of euro 7,946 million	representing an increase of euro 1,386 million from the first half of 2010, up 21.1%, driven by higher oil and gas realizations (oil up

(1)	i	For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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42.2% and natural gas 6.7%), partly offset by the impact associated with a lowered Libyan output and the appreciation of the euro vs. the US dollar (up 5.6%, down approximately euro 270 million).
Special charges excluded from the adjusted operating profit of the first half of 2011 amounted to euro 147 million and mainly concerned impairment gas properties in the USA and re-measurement losses recorded on fair value evaluation of the ineffective portion of certain cash flow hedges, partly offset by gains from the divestment of non-strategic assets.
Eni’s average oil realizations increased by 42.2% driven by a favorable market environment (Brent crude price increased by 43.9%).	In the first half of 2011, Eni’s average liquids realizations decreased by 1.50 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 4.5 mmbbl in the first half of 2011. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period. As of June 30, 2011, the residual amount of that hedging transaction was 4.5 mmbbl.
Eni’s average gas realizations increased by 6.7% due to time lags in oil-linked pricing formulae and weak spot prices in some areas, in particular the USA.

Liquids realizations and the impact of commodity derivatives were as follows:

First half
2010	2011
Sales volumes	(mmbbl)	172.2	149.6
Sales volumes hedged by derivatives (cash flow hedge)		14.2	4.5
Total price per barrel, excluding derivatives	($/bl)	72.85	103.39
Realized gains (losses) on derivatives		(1.22)	(1.50)
Total average price per barrel		71.63	101.89

Gas & Power

First half
2010	(euro million)	2010	2011	Change	% Ch.
2,896	Operating profit	1,908	1,094	(814)	(42.7)
(117)	Exclusion of inventory holding (gains) losses	(106)	(53)
340	Exclusion of special items	94	168
	of which:
(270)	Non-recurring items
610	Other special items:	94	168
25	- environmental provisions	4	4
436	- asset impairments	10
4	- gains on disposals of assets	1	5
78	- risk provisions
75	- provisions for redundancy incentives	8	6
30	- re-measurement gains/losses on commodity derivatives	71	154
(38)	- other		(1)
3,119	Adjusted operating profit	1,896	1,209	(687)	(36.2)
733	Marketing	665	(95)	(760)	(114.3)
2,043	Regulated businesses in Italy	1,014	1,057	43	4.2
343	International transport	217	247	30	13.8
19	Net finance income (expense) (a)	7	21	14
406	Net income (expense) from investments (a)	195	219	24
(986)	Income taxes (a)	(622)	(447)	175
27.8	Tax rate (%)	29.6	30.8	1.2
2,558	Adjusted net profit	1,476	1,002	(474)	(32.1)

i	i	i
(a)	i	Excluding special items.

In the first half of 2011, the Gas & Power Division reported adjusted operating profit of euro 1,209 million, a decrease of	euro 687 million from the corresponding period of 2010, down 36.2%, due to a lower performance delivered by the Marketing

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business (down euro 760 million). This was partly offset by a better performance of the Regulated businesses in Italy and International transport (overall up euro 73 million). Results of the Marketing business do not take into account the possible effects of the renegotiation of long-term contracts which may become effective earlier than end of June 2011, but is affected by gains on non-hedging commodity derivatives amounting to euro 111 million which could be associated with future sales of gas and electricity, while the first half of 2010 did not take into account of derivative gains amounting to euro 82 million recognized in previous reporting periods, which could be associated with the sale of gas and electricity occurred in the period. As those derivatives did not meet the formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge accounting and thus gains and losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see below). The EBITDA pro-forma adjusted also includes Eni’s share of results of entities which are equity-accounted for statutory reporting purposes and confirms the size of the decline of the business reflecting underlying business trends.

Special items excluded from adjusted operating profit amounted to net charges of euro 168 million, mainly relating to negative fair value evaluation of certain commodity derivatives (euro 154 million) in the Marketing business which did not meet the formal criteria for hedge accounting provided by IAS 39.

Adjusted net profit for the first half of 2011 was euro 1,002 million, down by euro 474 million from the first half of 2010, or 32.1%. The decline was caused by a lowered operating performance partly offset by higher results reported by costs accounted entities.

Marketing
In the first half of 2011, the Marketing business reported sharply lower results due to an adjusted operating loss of euro 95 million from a profit of euro 665 million registered in the first half of 2010.
Marketing results were negatively impacted by:
(i) weaker margins on gas sales registered in Italy and European markets, due to increasing competitive pressures, a prevailing oversupply in the marketplace as well as weak demand trends which negatively impacted selling prices;
(ii) lower margins on power generation sales;
(iii) reduced sales of Libyan gas to shippers to Italy;
(iv) lower seasonal gas sales and unfavorable scenario effects.
These negatives trends were partly offset by higher gas sales achieved by consolidated subsidiaries in European target markets and in Italy (overall up by 14.8%). Performance for the first half also included income of euro 51 million recorded on fair value evaluation of certain commodity derivatives the Company entered into to manage economic margins as provided by the new business model of the Marketing activity.

Regulated businesses in Italy
In the first half of 2011, these businesses reported an adjusted operating profit of euro 1,057 million, up euro 43 million from the corresponding period of 2010, or 4.2%, due to a positive performance in all activities.
In particular, despite a decline in transported volumes due to declining demand in Italy, the Transport business increased its operating performance by 1.4% (up euro 9 million) due in particular to the profitability of new investments and efficiency improvement actions.
These drivers positively affected also results of the Distribution business (up euro 25 million or 10.6%), also benefiting from increases in tariff components approved by the Authority for Electricity and gas.
The Storage business recorded adjusted operating profit of euro 143 million, increasing from the first half of 2010 (euro 134 million).

International Transport
This business reported an adjusted operating profit of euro 247 million representing an increase of euro 30 million, or 13.8%, from the first half of 2010, mainly due to improved profitability offset in part by the shutdown of the GreenStream pipeline.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

First half
2010	(euro million)	2010	2011	Change	% Ch.
3,853	Pro-forma EBITDA adjusted	2,257	1,392	(865)	(38.3)
1,670	Marketing	1,155	222	(933)	(80.8)
116	of which: +/(-) adjustment on commodity derivatives	82	(111)
1,486	Regulated businesses in Italy	729	760	31	4.3
697	International transport	373	410	37	9.9

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by	adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the

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impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.54% as of June 30, 2011, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the restructuring which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA, divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into	account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in respect of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

First half
2010	(euro million)	2010	2011	Change	% Ch.
149	Operating profit	360	376	16	4.4
(659)	Exclusion of inventory holding (gains) losses	(537)	(737)
339	Exclusion of special items:	31	71
169	- environmental provisions	34	26
76	- asset impairments	33	38
(16)	- gains on disposal of assets	(10)	(9)
2	- risk provisions		5
113	- provisions for redundancy incentives	6	8
(10)	- re-measurement gains/losses on commodity derivatives	(32)	(6)
5	- other		9
(171)	Adjusted operating profit	(146)	(290)	(144)	(98.6)
92	Net income from investments (a)	66	38	(28)
30	Income taxes (a)	31	76	45
..	Tax rate (%)	..	..	..
(49)	Adjusted net profit	(49)	(176)	(127)	..

(a)	Excluding special items.

In the first half of 2011 the Refining & Marketing business reported an adjusted operating loss amounting to euro 290 million, down euro 144 million, or 98.6% from the same period of 2010, driven by sharply lower losses of the refining business. This poor performance reflected continuing unprofitable refining margins due to high costs for oil feedstock which were only partially transferred to product prices pressured by weak demand and oversupply. In addition, performance for the period was hit by rising costs for plant utilities which are indexed to the cost of crude oil, as well as the depreciation of the US dollar vs. euro. Those negatives were mitigated by an improved profitability of Eni’s complex refineries helped by widening price	differentials between sweet and sour crudes, higher pricing premiums for gasoline and gasoil compared to fuel oil as well efficiency improvements and optimization of refinery cycles. Marketing activities showed a good performance despite the sudden increases in feedstock prices especially in the first months of the year that could not be fully transferred to final users.
Special charges excluded from adjusted operating loss amounted to euro 71 million in the first half of 2011 and mainly related to, impairment of capital expenditures on assets impaired in previous reporting periods, environmental provisions and provisions for redundancy incentives.

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Petrochemicals

First half
2010	(euro million)	2010	2011	Change	% Ch.
(86)	Operating profit	53	(5)	(58)	..
(105)	Exclusion of inventory holding (gains) losses	(134)	(119)
78	Exclusion of special items	11	82
	of which:
	Non-recurring items		10
78	Other special items:	11	72
52	- asset impairments	9	70
26	- provisions for redundancy incentives	2	2
(113)	Adjusted operating profit	(70)	(42)	28	40.0
1	Net income from investments (a)	2	1	(1)
27	Income taxes (a)	2	13	11
(85)	Adjusted net profit	(66)	(28)	38	57.6

(a)	Excluding special items.

In the first half of 2011 the Petrochemical Division reduced its adjusted operating loss by euro 28 million, or 40% (from a loss of euro 70 million in the first half of 2010 to a loss of euro 42 million in 2011) following higher product margins, mainly in olefins.

Special charges excluded from adjusted operating loss of euro 82 million related mainly to impairment of capital expenditure on assets impaired in previous reporting periods. Among non-

recurring items of operating income, the segment recorded a risk provision with regard to an antitrust proceeding in the European sector of elastomers following a decision of the European Court of Justice.

In the first half of 2011 the Petrochemical Division reported an adjusted net loss of euro 28 million (down euro 38 million, or 57.6% from a prior-year) due to the better operating performance.

Engineering & Construction

First half
2010	(euro million)	2010	2011	Change	% Ch.
1,302	Operating profit	625	720	95	15.2
24	Exclusion of special items	7
	of which:
24	Non-recurring items
	Other special items:	7
3	- asset impairments		14
5	- gains on disposals of assets		3
14	- provisions for redundancy incentives	7	1
(22)	- re-measurement gains/losses on commodity derivatives		(18)
1,326	Adjusted operating profit	632	720	88	13.9
33	Net finance income (expense) (a)	47		(47)
10	Net income (expense) from investments (a)	(3)	9	12
(375)	Income taxes (a)	(206)	(193)	13
27.4	Tax rate (%)	30.5	26.5	(4.0)
994	Adjusted net profit	470	536	66	14.0

(a)	Excluding special items.

The Engineering & Construction segment reported an adjusted operating profit increasing by euro 88 million or 13.9%, to euro 720 million reflecting the positive operating performance reported by the onshore and offshore construction businesses.	Adjusted net profit was euro 536 million, up euro 66 million from the first half of 2010 driven by better operating performance.

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Other activities (a)

First half
2010	(euro million)	2010	2011	Change	% Ch.
(1,384)	Operating profit	(175)	(165)	10	5.7
1,179	Exclusion of special items:	67	60
	of which:
	Non-recurring items		59
1,179	Other special items:	67	1
1,145	- environmental provisions	53	12
8	- asset impairments	8	2
7	- risk provisions	6	(1)
10	- provisions for redundancy incentives	1	1
9	- other	(1)	(13)
(205)	Adjusted operating profit	(108)	(105)	3	2.8
(9)	Net finance income (expense) (b)	(10)	4	14
(2)	Net income (expense) from investments (b)	(4)		4
(216)	Adjusted net profit	(122)	(101)	21	17.2

i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

Corporate and financial companies (a)

First half
2010	(euro million)	2010	2011	Change	% Ch.
(361)	Operating profit	(152)	(188)	(36)	(23.7)
96	Exclusion of special items:	12	35
88	- provisions for redundancy incentives	12	12
8	- risk provisions
	- other		23
(265)	Adjusted operating profit	(140)	(153)	(13)	(9.3)
(530)	Net finance income (expense) (b)	(492)	(284)	208
	Net income (expense) from investments (b)	(1)		1
96	Income taxes (b)	144	94	(50)
(699)	Adjusted net profit	(489)	(343)	146	29.9

i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

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NON-GAAP measures
Reconciliation of reported operating profit and
reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating Return On Average Capital Employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006, of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and include gains and losses on re-measurement at fair value of certain commodity derivatives, which do not meet formal criteria to the classified as hedges under IFRS, including the ineffective portion of cash flow hedges.

Finance charge or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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First half 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	7,799	1,094	376	(5)	720	(165)	(188)	(183)	9,448
Exclusion of inventory holding (gains) losses		(53)	(737)	(119)					(909)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	147	168	71	72		1	35		494
environmental charges		4	26			12			42
asset impairments	141		38	70	14	2			265
gains on disposal of assets	(28)	5	(9)		3				(29)
risk provisions			5			(1)			4
provision for redundancy incentives	4	6	8	2	1	1	12		34
re-measurement gains/losses on commodity derivatives	30	154	(6)		(18)				160
other		(1)	9			(13)	23		18

Special items of operating profit	147	168	71	82		60	35		563

Adjusted operating profit	7,946	1,209	(290)	(42)	720	(105)	(153)	(183)	9,102
Net finance (expense) income (a)	(116)	21				4	(284)		(375)
Net income (expense) from investments (a)	412	219	38	1	9				679
Income taxes (a)	(4,725)	(447)	76	13	(193)		94	68	(5,114)

Tax rate (%)	57.3	30.8	..		26.5				54.4
Adjusted net profit	3,517	1,002	(176)	(28)	536	(101)	(343)	(115)	4,292

of which:
- Adjusted net profit of non-controlling interest									658
- Adjusted net profit attributable to Eni’s shareholders									3,634

Reported net profit attributable to Eni’s shareholders									3,801

Exclusion of inventory holding (gains) losses (b)									(644)
Exclusion of special items:									477
- non-recurring charges									69
- other special (income) charges									408

Adjusted net profit attributable to Eni’s shareholders									3,634

(a)	i	Excluding special items.
(b)	i	Including euro 67 million related to equity-accounted entities.

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First half 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	6,698	1,908	360	53	625	(175)	(152)	(165)	9,152
Exclusion of inventory holding (gains) losses		(106)	(537)	(134)					(777)

Exclusion of special items:
environmental charges		4	34			53			91
asset impairments	29	10	33	9		8			89
gains on disposal of assets	(167)	1	(10)						(176)
risk provisions						6			6
provision for redundancy incentives	8	8	6	2	7	1	12		44
re-measurement gains/losses on commodity derivatives	(8)	71	(32)						31
other						(1)			(1)

Special items of operating profit	(138)	94	31	11	7	67	12		84

Adjusted operating profit	6,560	1,896	(146)	(70)	632	(108)	(140)	(165)	8,459
Net finance (expense) income (a)	(106)	7			47	(10)	(492)		(554)
Net income (expense) from investments (a)	266	195	66	2	(3)	(4)	(1)		521
Income taxes (a)	(4,036)	(622)	31	2	(206)		144	62	(4,667)

Tax rate (%)	60.1	29.6	..		30.5				54.9
Adjusted net profit	2,684	1,476	(49)	(66)	470	(122)	(489)	(103)	3,801

of which:
- adjusted net profit of non-controlling interest									312
- adjusted net profit attributable to Eni’s shareholders									3,489

Reported net profit attributable to Eni’s shareholders									4,046

Exclusion of inventory holding (gains) losses									(530)
Exclusion of special items									(27)

Adjusted net profit attributable to Eni’s shareholders									3,489

(a)	i	Excluding special items.
(b)	i	Including euro 33 million related to equity-accounted entities.

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2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
environmental charges	30	25	169			1,145			1,369
asset impairments	127	436	76	52	3	8			702
gains on disposal of assets	(241)	4	(16)		5				(248)
risk provisions		78	2			7	8		95
provision for redundancy incentives	97	75	113	26	14	10	88		423
re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income (expense) from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which:
- Adjusted net profit of non-controlling interest									1,065
- Adjusted net profit attributable to Eni’s shareholders									6,869

Reported net profit attributableto Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses (b)									(610)
Exclusion of special items:									1,161
- non-recurring charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869

(a)	i	Excluding special items.
(b)	i	Including euro 51 million related to equity-accounted entities.

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Breakdown of special items

First half
2010	(euro million)	2010	2011
(246)	Non-recurring charges (income)		69
	of which:
(246)	- settlement/payments on antitrust and other Authorities proceedings		69
2,320	Other special charges (income)	84	494
1,369	- environmental charges	91	42
702	- asset impairments	89	265
(248)	- gains on disposal of assets	(176)	(29)
95	- risk provisions	6	4
423	- provision for redundancy incentives	44	34
(2)	- re-measurement gains/losses on commodity derivatives	31	160
(19)	- other	(1)	18
2,074	Special items of operating profit	84	563
35	Net finance (income) expense	47	2
(324)	Net (income) expense from investments	(118)	25
	of which:
(332)	- gains from disposal of assets	(140)
28	- impairments	20
(624)	Income taxes	(40)	(113)
	of which:
29	- re-allocation of tax impact on Eni SpA dividends and other special items	42	71
(653)	- taxes on special items of operating profit	(82)	(184)
1,161	Total special items of net profit	(27)	477

Breakdown of impairments

First half
2010	(euro million)	2010	2011	Change
268	Asset impairment	89	265	176
430	Goodwill impairment
	Revaluations		(8)	(8)
698	Sub total	89	257	168
4	Impairment of losses on receivables related to non recurring activities
702	Impairments	89	257	168

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Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to	assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2010	June 30, 2011	Change

Fixed assets
Property, plant and equipment	67,404	67,162	(242)
Inventories - compulsory stock	2,024	2,370	346
Intangible assets	11,172	10,891	(281)
Equity-accounted investments and other investments	6,090	6,079	(11)
Receivables and securities held for operating purposes	1,743	1,746	3
Net payables related to capital expenditure	(970)	(1,130)	(160)
	87,463	87,118	(345)
Net working capital
Inventories	6,589	6,911	322
Trade receivables	17,221	15,277	(1,944)
Trade payables	(13,111)	(11,293)	1,818
Tax payables and provisions for net deferred tax liabilities	(2,684)	(3,753)	(1,069)
Provisions	(11,792)	(11,743)	49
Other current assets and liabilities	(1,286)	(180)	1,106
	(5,063)	(4,781)	282
Provisions for employee post-retirement benefits	(1,032)	(1,064)	(32)
Net assets held for sale including related net borrowings	479	409	(70)
CAPITAL EMPLOYED, NET	81,847	81,682	(165)
Eni shareholders’ equity	51,206	50,942	(264)
Non-controlling interest	4,522	4,762	240
	55,728	55,704	(24)
Net borrowings	26,119	25,978	(141)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,847	81,682	(165)

(a)	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

The appreciation of the euro versus the US dollar as of June 30, 2011 from December 31, 2010 (the EUR/USD exchange rate was 1.445 as of June 30, 2011, as compared to 1.336 as of December 31, 2010, up by 8%) reduced net capital employed, net equity and net borrowings by euro 2,766 million, euro 2,374 million and euro 392 million, respectively, due to exchange rate translation differences.
The decrease in net equity coupled with dividend payment were absorbed by net profit for the period and the slight decrease in the level of net borrowings, resulting in the Group leverage to be unchanged at 0.47 as of June 30, 2011 compared to the level as of December 31, 2010.

Net capital employed at June 30, 2011 amounted to euro 81,682 million, with a euro 165 million decline from December 31, 2010.

Fixed assets amounted to euro 87,118 million, representing a decrease of euro 345 million from December 31, 2010, reflecting negative exchange rate translation differences, partly offset by the positive balance of capital expenditure incurred in the period (euro 6,615 million) and depreciation, depletion, amortization and impairment charges (euro 4,278 million).

Net working capital amounted to a negative euro 4,781 million, representing a slight increase of euro 282 million from the closing balance as of December 31, 2010. This was due to increased current and non current other assets and liabilities (up euro 1,106 million) mainly reflecting payment of payables in respect of the Company’s gas suppliers outstanding as of end of 2010 due to the take-or-pay position accrued in 2010 (euro 170 million) and a

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higher balance of receivables and payables from joint-venture partners and dividend receivables for entities accounted at cost in the Exploration & Production Division (for a total amount of approximately euro 300 million). This increase was partly offset by higher tax payables and net provisions for deferred tax liabilities accrued in the quarter (down euro 1,069 million). The reduction of trade receivables of euro 1,944 million was absorbed by a similar amount relating to the reduction of trade payables (euro 1,818 million).	Net assets held for sale including related liabilities (euro 409 million) mainly related to the following assets: the subsidiary Gas Brasiliano Distribuidora SA which divestment was closed by end of July 2011, the associate TAG GmbH, which is in the final stage of the divestment process as preliminary agreements have already been signed with third parties, and Eni’s subsidiaries and associates engaged in gas transport in Germany and Switzerland for which divestment plans have been progressing in accordance with Eni’s commitments with the European Commission.

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34%. The capital invested, as of the period end, used	for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by Division is determined as ratio of adjusted net profit to net average capital invested pertaining to each Division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

Calculated on a 12-month period ending on June 30, 2011 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,433	2,084	(176)	8,425
Exclusion of after-tax finance expense/interest income	-	-	-	409
Adjusted net profit unlevered	6,433	2,084	(176)	8,834
Adjusted capital employed, net:
- at the beginning of period	38,847	25,524	8,533	80,717
- at the end of period	36,487	27,325	8,508	80,958
Adjusted average capital employed, net	37,667	26,425	8,521	80,838
Adjusted ROACE (%)	17.1	8.0	(2.1)	10.9

Calculated on a 12-month period ending on June 30, 2010 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,646	2,907	(215)	6,841
Exclusion of after-tax finance expense/interest income	-	-	-	341
Adjusted net profit unlevered	4,646	2,907	(215)	7,182
Adjusted capital employed, net:
- at the beginning of period	30,489	23,614	7,359	68,564
- at the end of period	38,847	25,539	7,932	80,048
Adjusted average capital employed, net	34,668	24,577	7,646	74,306
Adjusted ROACE (%)	13.4	11.8	(2.8)	9.7

Calculated on a 12-month period ending on December 31, 2010 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337
Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237
Adjusted average capital employed, net	35,051	26,012	7,982	77,172
Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

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Eni Interim Consolidated Report / Financial review and other information

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management	periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2010	June 30, 2011	Change

Total debt	27,783	27,594	(189)
- Short-term debt	7,478	5,573	(1,905)
- Long-term debt	20,305	22,021	1,716
Cash and cash equivalents	(1,549)	(1,474)	75
Securities held for non-operating purposes	(109)	(131)	(22)
Financing receivables for non-operating purposes	(6)	(11)	(5)
Net borrowings	26,119	25,978	(141)
Shareholders’ equity including non-controlling interest	55,728	55,704	(24)
Leverage	0.47	0.47

Net borrowings as of June 30, 2011, amounted to euro 25,978 million and decreased by euro 141 million from December 31, 2010.

Total debt amounted to euro 27,594 million, of which euro 5,573 million were short-term (including the portion of long-term debt due within 12 months equal to euro 1,216 million) and euro 22,021 million were long-term.

The ratio of net borrowings to shareholders equity including non-controlling interest – leverage – was unchanged at 0.47 compared to the level of December 31, 2010.

Comprehensive income

(euro million)	First half
2010	2011

Net profit	4,358	4,459
Other items of comprehensive income:
Foreign currency translation differences	4,974	(2,374)
Change in the fair value of cash flow hedge derivatives	342	120
Change in the fair value of available-for-sale securities		(6)
Share of "Other comprehensive income" on equity-accounted entities	(16)	5
Taxation	(134)	(48)
	5,166	(2,303)
Total comprehensive income	9,524	2,156
Attributable to:
- Eni’s shareholders	9,118	1,549
- non-controlling interest	406	607

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Eni Interim Consolidated Report / Financial review and other information

Changes in shareholders’ equity

(euro million)

Shareholders’ equity including non-controlling interest at December 31, 2010		55,728
Total comprehensive income	2,156
Dividends paid to Eni’s shareholders	(1,811)
Dividends paid by consolidated subsidiaries to non-controlling interest	(397)
Stock options expired	(6)
Cost related to stock options	2
Other changes	32
Total changes		(24)
Shareholders’ equity including non-controlling interest at June 30, 2011		55,704
Attributable to:
- Eni’s shareholders		50,942
- Non-controlling interest		4,762

As of June 30, 2011, total shareholders’ equity including non-controlling interest of euro 55,704 million was barely unchanged from 2010. The comprehensive income for the period of euro 2,156 million which consisted of net profit for the period (euro 4,459 million),	partly offset by negative exchange rate translation differences (down euro 2,374 million) and other items, was absorbed by the dividend payments to Eni’s shareholders (euro 1,811 million) and non-controlling interest, mainly Snam Rete Gas and Saipem (euro 397 million).

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash	and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

First half
2010	(euro million)	2010	2011	Change
7,383	Net profit	4,358	4,459	101
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,024	- depreciation, depletion and amortization and other non monetary items	4,403	3,942	(461)
(552)	- net gains on disposal of assets	(244)	(28)	216
9,368	- dividends, interest, taxes and other changes	4,833	5,187	354
(1,720)	Changes in working capital related to operations	113	(362)	(475)
(8,809)	Dividends received, taxes paid, interest (paid) received during the period	(4,324)	(4,602)	(278)
14,694	Net cash provided by operating activities	9,139	8,596	(543)
(13,870)	Capital expenditure	(7,107)	(6,615)	492
(410)	Investments and purchase of consolidated subsidiaries and businesses	(115)	(128)	(13)
1,113	Disposals	795	103	(692)
228	Other cash flow related to capital expenditure, investments and disposals	(206)	100	306
1,755	Free cash flow	2,506	2,056	(450)
2,272	Changes in short and long-term financial debt	(366)	113	479
(26)	Cash flows of financial instruments not related to operations (b)	6	(20)	(26)
(4,099)	Dividends paid and changes in non-controlling interests and reserves	(2,148)	(2,176)	(28)
39	Effect of changes in consolidation and exchange differences	69	(48)	(117)
(59)	NET CASH FLOW FOR THE PERIOD	67	(75)	(142)

Changes in net borrowings

First half
2010	(euro million)	2010	2011	Change
1,755	Free cash flow	2,056	2,056	(450)
(33)	Net borrowings of acquired companies
(687)	Exchange differences on net borrowings and other changes	(645)	261	906
(4,099)	Dividends paid and changes in non-controlling interest and reserves	(2,148)	(2,176)	(28)
(3,064)	CHANGE IN NET BORROWINGS	(287)	141	428

i	i	i
(a)	i	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".
(b)	i	This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities.
	i	Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments /disposals were as follows:
First half
2010	(euro million)	2010	2011	Change

	Financing investments:
(50)	- securities	(13)	(24)	(11)
(13)	- financing receivables	(2)	(43)	(41)
(63)		(15)	(67)	(52)
	Disposal of financing investments:
5	- securities	8	0	(8)
32	- financing receivables	13	47	34
37		21	47	26
(26)	Cash flows of financial instruments not related to operation	6	(20)	(26)

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Eni Interim Consolidated Report / Financial review and other information

In the first half of 2011, net cash provided by operating activities amounted to euro 8,596 million. Proceeds from divestments amounted to euro 103 million. Those cash inflows were used to fund cash outflows relating to capital expenditure totaling euro 6,615 million and dividend payments amounting to euro 2,208 million (which included payment of the balance of dividend 2010 to Eni’s shareholders amounting to euro 1,811 million and the remaining amount to minorities, particularly Saipem and Snam Rete Gas) and helped pay down finance debt	(down by euro 141 million from December 31, 2010).
Cash flow from operating activities of the first half was negatively affected from lower cash inflow of euro 99 million associated with transferring trade receivables due beyond December 31, 2010, to factoring institutions amounting to euro 1,279 million in the fourth quarter of 2010, while the current half benefited from transferring euro 1,180 million of trade receivables due beyond June 30, 2011, to same institutions.

Capital expenditure

First half
2010	(euro million)	2010	2011	Change	% Ch.
9,690	Exploration & Production	5,150	4,719	(431)	(8.4)
1,685	Gas & Power	677	725	48	7.1
711	Refining & Marketing	267	316	49	18.4
251	Petrochemicals	71	115	44	62.0
1,552	Engineering & Construction	792	551	(241)	(30.4)
22	Other activities	19	3	(16)	(84.2)
109	Corporate and financial companies	50	62	12	24.0
(150)	Impact of unrealized intragroup profit elimination	81	124	43
13,870		7,107	6,615	(492)	(6.9)

In the first half of 2011, capital expenditure amounting to euro 6,615 million (euro 7,107 million in the first half of 2010) million related mainly to:
- development activities (euro 3,432 million) deployed mainly in Algeria, Kazakhstan, Norway, the Unites States, Italy and Congo as well as blocks and interests in licenses awarded amounting to euro 757 million, mainly in Nigeria;
- exploratory activities (euro 489 million) of which 96% was spent outside Italy, primarily in Angola, Ghana, Australia, the United States , Egypt, Indonesia and Norway;
- development and upgrading of Eni’s natural gas transport network in Italy (euro 374 million) and distribution network (euro 152 million), as well as development as well as the increase of storage capacity (euro 131 million);
- projects aimed at improving the conversion capacity and	flexibility of refineries (euro 249 million), as well as building and upgrading service stations in Italy and outside Italy (euro 61 million);
- upgrading of the fleet used in the Engineering & Construction Division (euro 551 million).

Disposals amounted to euro 103 million and mainly related to non-strategic assets in E&P segment.

Dividends paid and changes in non-controlling interests and reserves amounting to euro 2,056 million mainly related to the payment of cash dividends to Eni shareholders (euro 1,811 million, related to the payment of the balance dividend for the fiscal year 2010) and the distribution of dividends to non-controlling interest by Snam Rete Gas and Saipem and other consolidated subsidiaries (euro 397 million).

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Eni Interim Consolidated Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows
to Statutory Schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2010	June 30, 2011

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			67,404		67,162
Inventories - compulsory stock			2,024		2,370
Intangible assets			11,172		10,891
Equity-accounted investments and other investments			6,090		6,079
Receivables and securities held for operating activities	(see note 5 and note 11)		1,743		1,746
Net payables related to capital expenditure, made up of:			(970)		(1,130)
- receivables related to capital expenditure/disposals	(see note 5)	86		34
- receivables related to capital expenditure/disposals	(see note 13)	800		688
- payables related to capital expenditure	(see note 15)	(1,856)		(1,852)
Total fixed assets			87,463		87,118
Net working capital
Inventories			6,589		6,911
Trade receivables	(see note 5)		17,221		15,277
Trade payables	(see note 15)		(13,111)		(11,293)
Tax payables and provisions for net deferred tax liabilities, made up of:			(2,684)		(3,753)
- income tax payables		(1,515)		(2,100)
- other tax payables		(1,659)		(2,271)
- deferred tax liabilities		(5,924)		(5,803)
- other tax liabilities	(see note 21)	(40)
- current tax assets		467		231
- other current tax assets		938		864
- deferred tax assets		4,864		5,028
- other tax assets	(see note 13)	185		298
Provisions			(11,792)		(11,743)
Other current assets and liabilities, made up of:			(1,286)		(180)
- securities held for operating purposes	(see note 4)	273		229
- receivables for operating purposes	(see note 5)	436		420
- other receivables	(see note 5)	5,667		6,270
- other (current) assets		1,350		1,358
- other receivables and other assets	(see note 13)	2,370		2,727
- advances, other payables	(see note 15)	(7,608)		(7,128)
- other (current) liabilities		(1,620)		(1,480)
- other payables and other liabilities	(see note 21)	(2,154)		(2,576)
Total net working capital			(5,063)		(4,781)
Provisions for employee post-retirement benefits			(1,032)		(1,064)
Net assets held for sale including related liabilities, made up of:			479		409
- assets held for sale		517		480
- liabilities held for sale		(38)		(71)
CAPITAL EMPLOYED, NET			81,847		81,682
Shareholders’ equity including non-controlling interest			55,728		55,704
Net borrowings
Total debt, made up of:			27,783		27,594
- long-term debt		20,305		22,021
- current portion of long-term debt		963		1,216
- short-term financial liabilities		6,515		4,357
less:
Cash and cash equivalents			(1,549)		(1,474)
Securities held for non-operating purposes	(see note 4)		(109)		(131)
Financing receivables for non-operating purposes	(see note 5)		(6)		(11)
Total net borrowings (a)			26,119		25,978
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			81,847		81,682

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group Cash Flow Statement

(euro million)	First half 2010	First half 2011

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		4,358		4,459
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items:		4,403		3,942
- depreciation, depletion and amortization	4,370		4,021
- impairment of tangible and intangible assets, net	89		257
- share of profit (loss) of equity-accounted investments	(292)		(282)
- other net changes	227		(42)
- net changes in the provisions for employee benefits	9		(12)
Net gains on disposal of assets		(244)		(28)
Dividends, interest, income taxes and other changes:		4,833		5,187
- dividend income	(242)		(437)
- interest income	(64)		(50)
- interest expense	274		341
- income taxes	4,865		5,333
Changes in working capital related to operations:		113		(362)
- inventory	(1,190)		(847)
- trade receivables	86		1,711
- trade payables	947		(1,506)
- provisions for contingencies	54		167
- other assets and liabilities	216		113
Dividends received, taxes paid, interest (paid) received during the period:		(4,324)		(4,602)
- dividend received	388		454
- interest received	74		5
- interest paid	(408)		(538)
- income taxes paid, net of tax receivables received	(4,378)		(4,523)
Net cash provided by operating activities		9,139		8,596
Capital expenditure:		(7,107)		(6,615)
- tangible assets	(6,415)		(5,871)
- intangible assets	(692)		(744)
Investments and purchase of consolidated subsidiaries and businesses:		(115)		(128)
- investments	(115)		(106)
- consolidated subsidiaries and businesses			(22)
Disposals:		795		103
- tangible assets	213		85
- intangible assets	5		8
- changes in consolidated subsidiaries and businesses	48		1
- investments	529		9
Other cash flow related to capital expenditure, investments and disposals:		(206)		100
- securities	(13)		(40)
- financing receivables	(636)		(620)
- change in payables and receivables relating to investments and capitalized depreciation	(40)		60
reclassification: purchase of securities and financing receivables for non-operating purposes	15		67
- disposal of securities	26		52
- disposal of financing receivables	495		518
- change in payables and receivables	(32)		110
reclassification: disposal of securities and financing receivables held for non-operating purposes	(21)		(47)
Free cash flow		2,506		2,056

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Eni Interim Consolidated Report / Financial review and other information continued Summarized Group Cash Flow Statement

(euro million)	First half 2010	First half 2011

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		2,506		2,056
Borrowings (repayment) of debt related to financing activities		6		(20)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(15)		(67)
reclassification: disposal of securities and financing receivables held for non-operating purposes	21		47
Changes in short and long-term finance debt:		(366)		113
- proceeds from long-term finance debt	368		3,050
- payments of long-term finance debt	(1,147)		(1,057)
- increase (decreases) in short-term finance debt	413		(1,880)
Dividends paid and changes in non-controlling interest and reserves:		(2,148)		(2,176)
- net capital contributions/payments by/to non-controlling interest			27
- dividends paid by Eni to shareholders	(1,811)		(1,811)
- dividends paid to non-controlling interest	(353)		(397)
- acquisition of additional interests in consolidated subsidiaries			(8)
- treasury shares sold by consolidated subsidiaries	16		13
Effect of exchange differences on cash and cash equivalents		69		(41)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)				(7)
NET CASH FLOW FOR THE PERIOD		67		(75)

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Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) risks associated with the current trends in the gas market and the possible evolution of regulations in the Italian gas market; (vii) the specific risks deriving from exploration and production activities. Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks"). In the course of 2011, the Company has been implementing its new pricing and risk management strategies for actively managing economic margins, particularly with regard to the Gas & Power division due to a radically-changed competitive environment (see "Risks and uncertainties associated with the competitive environment in the European natural gas market" below).

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows.
The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Coordination Center, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni SpA and Eni Coordination Center manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates. The commodity risk is managed by each business unit with Eni Trading & Shipping executing the negotiation of hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in exchange rates and interest rates and to manage exposure to commodity prices fluctuations. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
Commodity derivatives are entered into with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning).
It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit, should certain expectations fulfill about a favorable trend in the commodity pricing environment.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value-at-risk techniques. Those techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments.
Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value-at-risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities

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and pursuing preset targets of margin stability and performance. The maximum tolerable level of risk exposure is defined in terms of value-at-risk and stop loss in connection with exposure deriving from commercial activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit within this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity ad proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to Group companies.
The strategic risk is the economic risk which is intrinsic to each business unit. Exposure to that kind of risk does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposure to the strategic risk is associated with plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice-versa. Eni’s foreign exchange risk management policy is to minimize economic and transactional exposures arising from foreign currency movements. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which pools Group companies positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice-versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period. The following table shows amounts in terms of value at risk, recorded in the first half of 2011 (compared with full year 2010) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. VaR values are stated in US dollars, the currency most widely used in oil products markets.

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Eni Interim Consolidated Report / Financial review and other information

(Exchange and Value at Risk - Parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2010	First half 2011

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate (1)	2.82	1.09	1.55	1.60	3.33	1.07	1.97	2.35
Exchange rate (1)	0.99	0.13	0.50	0.51	0.70	0.16	0.37	0.64

(1)	Value at risk deriving from interest rate and exchange rate exposure includes the Finance Department of Eni Corporate, Eni Coordination Center, Banque Eni and Eni Finance USA Inc since February 2010.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2010	First half 2011

(US $ million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Area oil, products (2)	46.08	4.40	23.53	10.49	65.74	17.42	37.87	29.60
Area Gas & Power (3)	101.62	40.06	61.76	43.30	50.59	31.58	42.05	41.63

(2)	Value at risk relating to products of oil area includes R&M Division, Polimeri Europa and Eni Trading & Shipping.
(3)	Value at risk relating to the Gas & Power business includes Gas & Power Division, North Sea G&P and Tigáz (from 2010).

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due.
The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial units and Eniadfin are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria, particularly in transactions on derivatives instruments and with maturity longer than a three-month period.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities.
The above-mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit, particularly the committed ones. At present, the

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Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of June 30, 2011, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 13,162 million, of which euro 4,141 million were committed, and long-term committed unused borrowing facilities of euro 1,501 million. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10,393 million were drawn as of June 30, 2011.	The Group has credit ratings of A+ and A-1 respectively for long and short-term debt assigned by Standard & Poor’s, outlook stable.
The credit rating assigned by Moody’s is Aa3 and P-1, respectively for long and short-term debt. The long-term rate assigned by Moody’s has been placed on review for possible downgrade.

The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at year end.

Current and non-current finance debt
Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total

Non-current debt	5,307	2,644	3,249	3,852	2,793	9,550	27,395
Fair value of derivative instruments	1,027	227	139	35	77	63	1,568
	6,334	2,871	3,388	3,887	2,870	9,613	28,963
Interest on finance debt	318	739	682	584	472	1,882	4,677
Guarantees to banks	383						383

Trade and other payables
Maturity year

(euro million)	2011	2012 and thereafter	Total

Trade payables	11,293		11,293
Advances, other payables	8,980	72	9,052
	20,273	72	20,345

The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the	corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

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Expected payments by period under contractual obligations and commercial commitments
Maturity year

(euro million)	2011	2012	2013	2014	2015	2016 and thereafter	Total

Operating lease obligations (1)	561	824	565	484	318	758	3,510
Decommissioning liabilities (2)	19	77	131	261	207	11,676	12,371
Environmental liabilities (3)	216	295	225	143	136	950	1,965
Purchase obligations (4)	10,568	19,886	18,522	18,838	18,113	189,318	275,245
Gas
- Natural gas to be purchased in connection with take-or-pay contracts	10,017	18,889	17,638	17,927	17,227	181,542	263,240
- Natural gas to be transported in connection with ship-or-pay contracts	390	684	599	620	603	4,843	7,739
Other take-or-pay and ship-or-pay obligations	85	160	165	176	168	1,144	1,898
Other purchase obligations (5)	76	153	120	115	115	1,789	2,368
Other obligations	3	3	3	3	3	132	147
of which:
- Memorandum of intent relating to Val d’Agri	3	3	3	3	3	132	147
	11,367	21,085	19,446	19,729	18,777	202,834	293,238

i	i	i
(1)	i	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	i	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	i	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot reasonably be estimated.
(4)	i	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	i	Includes arrangements to purchase capacity entitlements at certain re-gasification facilities in the USA.

In the next four years Eni plans to make capital expenditure of euro 53.3 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2010. Capital expenditures are	considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

Capital expenditure commitments
Maturity year

(euro million)	2010	2011	2012	2013	2014 and thereafter	Total

Committed on major projects	5,443	5,606	2,867	3,304	8,396	25,616
Other committed projects	7,210	4,700	4,253	2,802	6,017	24,982
	12,653	10,306	7,120	6,106	14,413	50,598
- of which: environmental expenditures on MATTM transaction	207	184	125	36	50	602

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North America. At December 31, 2010, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2010, approximately 60% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves, as proved by recent events in North Africa, where Eni was forced to halt productions at a number of oil and gas fields in Libya and shut down the GreenStream import pipeline. Further risks associated with activities in those Countries are represented by: (i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. Country risk is mitigated in accordance with guidelines on risk management defined in the procedure "Project risk assessment and management". In the most recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.

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In recent months, several North African and Middle Eastern oil producing Countries have experienced and continue to experience an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. As of end of 2010, approximately 30% of the Company’s proved oil&gas reserves was located in North Africa. Further material changes are likely but largely unpredictable. Such instability is affecting, in particular, Libya. In 2010, approximately 15% of Eni’s production originated from Libya and a material amount of Eni’s proved reserves were located in Libya. Due to the outbreak of political unrest and conflict in the Country, all of Eni’s producing facilities came to a halt including export through the GreenStream gas pipeline, with the sole exception of the Wafa field where it is supporting local production of electricity. Plants and pipelines were put into safety status and no damage has been reported. Eni is technically able to resume the gas output at a level similar to the pre-crisis flows once the situation has returned to normal. Since March 2011 Eni has evacuated all the personnel and suspended ongoing exploration and development activities. Eni’s production in Libya is currently flowing at a rate of 50 kboe/d, down from the expected level of 280 kboe/d for the year. Assuming the actual production level in Libya for the remainder of 2011, management forecasts a 10 percentage points reduction in the expected Company’s production plateau for the full year at a constant pricing scenario compared to the production level achieved in 2010. As of June 30, 2011, Eni’s net capital employed in Libya amounted to $2.04 billion ($2.5 billion as of December 31, 2010), including a 50% interest in GreenStream BV. An impairment review was performed on Eni’s properties in Libya and management concluded that there was no need for impairment charges also factoring in the assessment a period of disruption much longer than management’s internal forecast. Due to the ongoing conflict and the limitations deriving from the requirement for Eni to comply with international sanctions against Libya, Eni formally notified the Libyan counterparty the occurrence of force majeure events in April 2011. Under such circumstances, the parties are discussing the necessary actions to mitigate the consequences of force majeure, as required by contractual arrangements currently in force between Eni and its Libyan counterparty. Should the parties fail to agree upon mitigation actions and should force majeure last more than two years from notification, the petroleum contracts between Eni and its Libyan partner will terminate unless otherwise agreed. Eni has been pursuing and will continue to pursue all necessary and possible steps to safeguard its investments in Libya.

Operational risk

Eni’s business activities are subject to a broad range of laws and regulations in force in Countries in which it operates, specific rules concerning oil and gas activities as well as acquisition of a license before exploratory drilling may commence.
The Company has incurred and will continue incurring in the future substantial amounts of expenses to comply with applicable regulations in the matter of HSE. In addition, the Company may incur environmental liabilities as a result of past or future contaminations and the associated needs to clean-up and restore polluted areas. Breach of Environmental, Health and Safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001. Implementing the provisions of the Community Law of 2009 (Article No. 19 of June 4, 2010, No. 96) in 2011 was extended the civil responsibility related to the environmental matter crimes.

In 2010, as concerns the protection of health and safety in the workplace, there were not significant updates of the Italian relevant legislation. In Europe, the Parliament started the revision of the Seveso Directive, with the main objective to align the documentation of the Seveso II directive to the CLP regulation (Classification Labelling and Packaging of dangerous substances and mixtures).

Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. In 2010, the procedure for approval of the IED directive (Industrial Emissions Directive) on industrial emission (Directive 75/2010) was terminated. The adoption of the IED directive will have a significant impact on the IPPC installation, in particular on the older Eni plants. Last year, the new system for the traceability and discharge of waste (SISTRI) adopted in 2009 produced relevant impact on Eni’s operations and organization. The new system aims at real time monitoring the route of waste from production up to its disposal/recycling, also prosecuting any unlawful act. The SISTRI system will be fully operational by September 2011, and will substitute all paper documents on waste management as these items will all be available to relevant authorities in real time.

Eni also upholds various voluntary initiatives to implement industrial best practices. As part of the Carbon Disclosure Project involving management of water resources, Eni endorsed the CDP Water Disclosure initiative for the year 2010.
That initiative aimed at assessing strategies, management plans and governance of major world companies for a sustainable use of water. Industrial sites located in stressed areas and the related risks have also been included in the disclosure reported to the Dow Jones Sustainability Index.

As concerns the habitat, the respect of biodiversity and the protection of biosystem services are crucial requirements when exploring for, drilling and producing oil and gas. In Italy, the concept of protection of biodiversity has been stressed in the National Strategy on Biodiversity, in force from October 2010, which acts as a tool for integrating biodiversity in national policies, stressing the need for maintaining and protecting its conservation and sustainable use.

Eni has adopted HSE guidelines, a Model of Management System and new policies (issued on April 2011) for protecting Eni’s employees, the populations involved in its activity, contractors and clients, and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions.

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The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is performed through the adoption of procedures and effective pollution management systems tailored to the peculiarities of each business and industrial site and on steady enhancement of plants and process.

The integrated management system of health, safety and environmental matters is supported by the adoption of Eni’s Model of HSE operations in all the Divisions and companies of the Eni Group. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle.

Eni is targeting to achieve total certification of its plants (in particular OHSAS 18001 and ISO 140001). The plan for the completion of the site with significant HSE risk certification is expected to be concluded within 2013.

The system for monitoring HSE risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed on all the industrial sites consisting of:
- technical audits aimed at verifying the existence of adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/accidents/reported failures).

Coding activities and procedures on operating phases allow reducing the human component in the plant risk management.
Accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of assessment tools and process audit plans.
Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. Those units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an incident. In the case of extraordinary events, Divisions/entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the OIL insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents.
Covered liabilities vary depending on nature and type of

circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies. In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.

Following the incident at the Macondo well in the Gulf of Mexico the US Government and other governments have adopted or are likely to adopt more stringent regulations targeting safety and reliable oil and gas operations in the US and elsewhere, particularly relating to environmental and health and safety protection controls and oversight of drilling operations, as well as access to new production areas.
Italian authorities have passed legislation with Law Decree No. 128 on June 29, 2010, that would introduce certain restrictions to activities for exploring and producing hydrocarbons; however titles for conducting oil and gas operation would not be affected by that. Eni and other operators in the industry have commenced discussions with the Italian Ministry for Economic Development and the Ministry for the Environment to clarify uncertainties in correctly interpreting and applying the new regulations.
After the above-mentioned discussions, some additional prescriptions were adopted allowing the operators to perform hydrocarbon extraction even in the presence of a number of restrictions (such as adoption of black boxes on certain drilling rigs and "well control" mandatory certifications for drilling personnel).

On October 7, 2010, the European Parliament approved a resolution on this issue and rejected a proposed moratorium on new oil platforms until global adoption of uniformly more stringent environmental protection laws.
Consequently, in the March 16, 2011-May 11, 2011 period the European Commission performed the Public consultation titled "Improving offshore safety in Europe". Consequently, the interested parties, including operators, were requested to express an evaluation on the applicable existing legislation referred to the offshore platforms.

Adoption of stricter regulation both at national and European or international level and expected evolution in industrial practices could trigger cost increases to comply with new HSE standards which the Company might adopt either on a mandatory or voluntary basis. Also our exploration and development plans to produce hydrocarbons reserves and drilling programs could be affected by changing HSE regulations and industrial practices. Lastly, the Company expects that production royalties and income taxes in the oil&gas industry will likely trend higher than in previous years.
At the beginning of 2011, drilling activities in the Gulf of Mexico restarted after the end of the moratorium period following Macondo accident. Activities of the year could slow down as a result of the more rigid authorization process for the permits concessions.
In order to achieve the highest security standards of our

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operations in the Gulf of Mexico, Eni entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline.

Risks and uncertainties associated with
the competitive environment in the
European natural gas market

Management expects that conditions will remain unfavorable in the gas competitive environment in Europe over the next few years due to current oversupply on the marketplace, weak demand and high competitive pressure. Management forecasts that the gas market will remain depressed until 2012 under a best case scenario. Those trends will negatively affect profitability of Eni’s Marketing activity that reported adjusted operating losses of euro 95 million in the first half of 2011 compared to operating profit of euro 665 million reported in the first half of 2010. In the three-year period 2007-2009 under normal business condition, the Gas & Power Marketing activity contributed approximately 10% of the Group consolidated adjusted operating profit.
The Company forecasts that the gas market will find a better balance in the medium/long-term supported by secular growth trends in gas demand driven by economic development and the higher environmental compatibility of gas over other fossil fuels in the production of electricity through the CCGT technology.
The ongoing changes in the energetic policies of the Euro-zone as a result of the nuclear accident at the Fukushima plant in Japan could accelerate recovery in gas consumption. In addition, the fiscal policies of the Member states could affect the composition of the energetic mix through the introduction of penalties on the use of the most inefficient and dirtiest sources in energy production. Examples of these trends are a proposal for an European directive to enact a carbon tax to be levied on those sectors which do not participate the ETS mechanism as well as a proposal in the UK to enact certain fiscal adjustments to put a floor at the price of carbon dioxide emissions. The impact of above-mentioned measures on the competitiveness of gas in relation to other energy sources will however depend on the specific conditions of each market. Those dynamics will be partly absorbed by the increasing use of renewable sources in the meeting of energy requirements.
Looking forward and taking into account the above-mentioned trends, management estimates that long-term demand growth will achieve an annual average rate of 1.7% and 1% in Italy and Europe respectively, until 2020. Over the short-term, management forecasts a soft patch as a result of uncertainties in the economic recovery and, particularly in Italy, a weak situation in the power generation segment. Gas availability remains abundant as large investments to upgrade import pipelines to Europe have come online from Russia, Algeria and Libya in recent years and large availability of LNG on a worldwide scale has found an outlet at the European continental hubs driving the development of very liquid spot gas markets. The latter was driven by the ramp-up of important upstream projects which added an approximate 65 bcm of liquefaction capacity in the three-year period 2008-2010, coupled with commercial development of non-conventional gas resources in the United States which have reduced the Country’s dependence on LNG imports. Furthermore, in the near future it is expected the start-up of new infrastructures in various European entry points which will add approximately 50-60 bcm of new import capacity (particularly the Medgaz pipeline connecting Algeria to the Iberian Peninsula, the Nord Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities) and further 27 bcm with the second line of the Nord Stream later. Also counter flow expenditures will favor exchanges among European Countries.

The pressure on the offer side will be partly offset by the progressive decline of the domestic production in the European area; the probable postponement of new projects for the development of gas reserves by upstream operators; the increase of power demand in Asia also owing to the expected replacement of nuclear production with gas-fired power facilities in Japan; the uncertainties on the resumption of gas exportation through the GreenStream pipeline from Libya.

Ongoing imbalances between demand and supply, increasing competitive pressures and higher liquidity at the continental hubs have pressured Eni’s profitability on gas sales in Europe as prices at European hubs, which have become the prevailing reference price for sales arrangements in Europe, have fallen below the oil-linked cost of gas supplies which is provided by the Company’s long-term purchase contracts (de-coupling). Management expects that the de-coupling will continue affecting gas unit margin over the remainder of the year and in 2012 at least. In Italy ongoing competitive pressures have eroded the Company’s unit margins and the market share. Management expects that gas margins will remain weak in Italy over the remainder of 2011 and the next couple of years, while trends in the loss of market share have reversed in the first half of 2011 as the Company has regained share in the majority of its market segments due to a good volume performance (up by 11.4% compared to the first half of 2010).
Those negative trends are expected to influence returns and cash flow of the Company’s Marketing activity for the remainder of 2011 and in 2012, while the recovery will materialize in 2013 for the Italian activity. Also future results will be affected by the Company having to deal with the financial obligations deriving from its take-or-pay, long-term gas supply contracts (see next risk factor).

Eni has been implementing initiatives to counteract the negative effects of the depressed marketplace. Management intends to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current difficult market environment. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have been occurring from the second half of 2008. Negotiations are ongoing with all the Company’s main gas suppliers.
In addition to contract renegotiation, management is pursuing the initiatives which are described below:
- maximizing gas sales volumes leveraging on the multiple presence in a number of markets, market knowledge, consolidating market leadership in Europe and marketing policies

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aimed at increasing Eni’s market share in Europe;
- regaining market share in the Italian market and preserving marketing margins leveraging on the commercial strength and capabilities of the Company, selecting the customer portfolio and implementing marketing actions to retain clients by proposing new pricing offers and schemes and improving service quality;
- reducing the cost-to-serve, marketing and general and business support expenses;
- monitoring and effectively managing working capital requirements.

In addition, the Company has fully adopted a new pricing and risk management strategy whereby the Company intends to more effectively manage the economic margins and optimize the value of assets (gas supply contracts, customer base, and market position). Actions that will be implemented or have been implemented as of recently include:
(i) ensuring the balance between supply and sale programs over periods of up to four years and monthly schedules of needs and physical flows;
(ii) effectively managing flexibilities associated with the portfolio of long-term gas supply contracts and other assets available to the Company in the gas value chain, also leveraging on entering arbitrage contracts so as to unlock value from the Company’s access to storage capacities and transport rights and other assets;
(iii) effectively managing the commodity risk and the volume risk leveraging on entering market position in order to capture possible favorable trends in market prices, within limits set by internal policies and guidelines that define the maximum tolerable level of market risk.

Taking into account the Company’s expectations about future developments in the gas scenario and ongoing industrial initiatives, management updated results and associated cash flow projections for the two CGUs which are comprised in the Company’s gas Marketing business (the European CGU and the Italian CGU).
The updated values in use of both CGUs were in line with the financial projections of the 2010 Annual Report, thus confirming recoverability of the carrying amounts of the assets of the above-mentioned CGUs. Projections of future results and cash flows have been made considering the economic and financial effects of renegotiating the main Eni gas long-term supply contracts. There is no assurance about the final outcome of planned renegotiations. Should the outcome fall short of management’s expectations and absent a solid recovery in the gas market, management believes that such a development could negatively affect the Company’s future returns and cash flows in its gas business with further possible consequences on the recoverability of the carrying amounts of the asset of the two CGU.

Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding

Eni’s subsidiaries and affiliates gas supply) with a residual life of approximately 18 years and a pricing mechanism indexed to the price of crude oil and its derivatives (gasoil, fuel oil, etc).
The contracts provide take-or-pay clauses whereby the Company is required to collect minimum pre-determined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash pre-payments and time schedules for collecting pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to collect pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations.
In case Eni fails to off-take the contractual minimum amounts, it will be exposed to a price risk, because the purchase price Eni will ultimately be required to pay is based on prices prevailing after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes.

Management believes that the current outlook for tepid gas demand growth and large gas availability on the marketplace, the possible evolution of sector-specific regulation, as well as the de-coupling between trends in gas prices indexed to oil vs. gas benchmark prices at spot markets, represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.
Up to date, Eni incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs for an amount of euro 1.71 billion and paying the associated cash advances.
The carrying amounts of those pre-paid volumes of gas correspond to the cost incurred which is lower than the net realizable value as of June 30, 2011. Considering ongoing market trends and the Company’s outlook for its sales volumes for the full year 2011 seen improving over 2010 (see the "Outlook" section below), management believes that it is likely that in 2011 Eni will fail to fulfill its minimum take obligations provided by contractual terms thus triggering the take-or-pay clause for significant volumes, although the size of the issue will be lower than in 2010. The effects of the take-or-pay clause on the 2011 accounts and eventually on the Company’s net financial position will be recognized at the end of the contractual year of collection (the thermal year ending September 30 or the calendar year as the case may be). Looking forward, management believes that based on its current assessment of the gas scenario the Company will fail to fulfill its minimum off-take obligations for the next two to three years, albeit at a lower pace in comparison with the peak-values registered in 2010.

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The Company’s long-term ability to recover those pre-paid volumes within contractual terms and fulfill minimum take obligations in future years will depend on a number of factors, including the possible evolution of the gas environment and the competitiveness of Eni’s cost position, while on a positive note ongoing Libyan tensions and the shut down of the GreenStream pipeline may possibly help Eni counteract those negative trends as the Company could be able to replace supplies from Libya with gas from its large portfolio of supplies. That latter trend will evolve depending on how long such tensions will last, which for the time being cannot be foreseen.

Considering the Company’s expectations about future trends in the gas environment in Europe and internal sales plans and unit margin projections for the next four-year period and subsequent years, management believes that in the long-term the Company will recover volumes of gas which have been pre-paid in the years 2009 and 2010 due to the take-or-pay clause and also possible new volumes associated with the contractual clause due to the uncertainties and weak conditions in the gas market over the next few years. Even if financing associated with cash advances is factored in, the net present value associated with those long-term purchase contracts discounted at the weighted average cost of capital for the Gas & Power segment still remains a positive and consequently those contracts do not fall within the category of the onerous contract provided by IAS 37. The economical and financial projections related to the take-or-pay contracts incorporate the management’s assumption to renegotiate better economic terms within such contracts. Should the outcome of those renegotiations fall short of management’s expectations and absent a solid recovery in the fundamentals of the gas sector, management believes that future results of operations and cash flows of the Company’s gas business will be negatively affected.

Risks associated with sector-specific regulations in Italy
Material aspects regarding the Italian gas sector regulations are legal limits on the market share of each operator in Italy, regulated access to infrastructures (transport backbones, storage fields, distribution networks and LNG terminals), and the functional and decisional unbundling of undertakings owning and managing gas infrastructures within vertically-integrated group companies. Also the Italian Authority for Electricity and Gas is entrusted with certain powers in the matters of setting tariffs for transport, distribution, storage and re-gasification services, as well as in approving specific codes for each regulated activity, monitoring natural gas prices and setting pricing mechanisms for supplies to users which are entitled to be safeguarded in accordance with applicable regulations. In fact, those clients which mainly include households and residential customers have right to obtain gas from their suppliers at a regulated tariff set by the Authority.

In 2011, new legislation went effective which implemented a mechanism of market shares as per Legislative Decree No. 130 of August 13, 2010, titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers". This legislation replaced the previous system of antitrust threshold defined by Legislative Decree No. 164 of May 23, 2000. The new decree introduces a 40% ceiling to the wholesale market share of each Italian gas operator. This ceiling can be raised to 55.9% in case an operator commits itself to building new storage capacity in Italy for a total of 4 bcm within five years from enactment of the decree. The new capacity is to be allocated to industrial and power generation customers. In case of violation of the mandatory thresholds, an operator is obliged to execute gas release measures at regulated prices. Eni plans to build new storage capacity and, in the meantime, intends to adopt measures and bear the associated expenses to make 50% of that planned capacity available to requesting customers. Eni believes that this new gas regulation will increase the competitiveness of the wholesale natural gas market in Italy.

On June 1, 2011, the Italian Council of Ministers approved a Legislative Decree intended to enact European Directive 2009/72 EC, 2009/73/EC, and 2008/92/EC (Third Gas Directive) into Italian legislation. The Decree establishes the adoption of the functional unbundling, the so-called Independent Transmission Operator (ITO) model for the main Italian gas transport operator which is an Eni subsidiary (Snam Rete Gas). On the basis of the enacted legislative decree, Eni could retain control of Snam Rete Gas by ensuring the decisional and functional independence of its subsidiary. Eni already complies with the regime of functional unbundling for Snam Rete Gas as set by Decision No. 11/07 and updated by Resolution No. 253/07 of the Authority for Electricity and Gas. The adoption of ITO model into Italian legislation allows Eni to avoid the risk of proprietary separation of the 52.54%-owned subsidiary (as of December 31, 2010). In 2010, consolidated financial statements, Snam Rete Gas accounted for approximately 13% of the Group’s total assets, 2% of the Group’s total revenues and 12% of the Group’s operating profits.

However, based on Law 290/2003, Italian vertically-integrated gas companies are still prohibited from retaining a shareholding in excess of 20% in undertakings which manage and own large pieces of the national transport network, including Snam Rete Gas. The deadline to comply with this provision, which the original law had fixed on December 31, 2008, is due 24 months after the promulgation of a specific Decree of the President of the Council of Ministers which is intended to set terms and conditions for the divestment. The decree has yet to be enacted. At the actual stage the Company is unable to forecast any possible evolution on the matter.
Authority decision in the field of determination of the economic conditions of supply to residential customers could limit the capacity of the operators to transfer increases in the cost of the raw material to the final price. The Authority has established a mechanism for updating tariffs by indexing them to a preset basket of hydrocarbons. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Clients who are eligible to the tariff mechanism set by the Authority are those residential clients who did not opt for choosing a supplier at the opening of the market (including those who consume less than 200,000 cm per year and residential buildings). The above-mentioned Legislative Decree No. 130/2010 enlarged this category by including all customers consuming less than 50,000 cm per year and certain public services (for example hospitals and other assistance facilities). In its latest intervention on this issue, the Authority for Electricity and Gas with Resolution ARG/gas 89/10 amended the current mechanism that is used to update tariffs in supplies to residential users. Following this Resolution, the Authority resolved to provide, for the thermal year October 1, 2010

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-September 30, 2011, a fixed reduction of 7.5% of the raw material cost component in the final price of supplies to residential users. In addition with Resolution ARG/gas 77/11, the AEEG provided for the thermal year October 1, 2011-September 30, 2012 a reduction of 6.5% of the raw material cost component. (Eni is currently evaluating the possible impact of the latter resolution and the appeals against ARG/gas 89/10). These resolutions will negatively affect Eni’s results of operations and cash flows for the 2010-2012 thermal years, considering the negative impact on unit margins in sales to residential customers. Administrative appeals against the Authority’s resolution, which have been filed by many operators including Eni, might possibly impact that matter.
Also certain provisions of law may limit the Company’s ability to set commercial margins. Specifically, Law Decree No. 112 of June 2008 forbids energy companies to pass to prices to final customers the higher income taxes incurred in connection with a supplemental tax rate of 6.5 percentage points introduced by the same decree on energy companies with a yearly turnover in excess of euro 25 million like Eni.
The current regulation of access to the Italian gas transport network was set by Decision No. 137/2002 of the Authority for Electricity and Gas. This resolution establishes priority criteria for transport capacity entitlements at points where the Italian transport network connects with international import pipelines (the so-called entry points to the Italian transport system). Specifically, operators that are party to take-or-pay purchase contracts, as in the case of Eni, are entitled to a priority in allocating available transport capacity within the limit of average daily contractual volumes. Gas volumes exceeding average daily contractual volumes are not entitled to any priority and, in case of congestion at any entry points, they are entitled available capacity on a proportionate basis together with all pending requests for capacity entitlements. The ability of Eni to collect gas volumes exceeding average daily volumes as provided by its take-or-pay purchase contracts represents an important operational flexibility that the Company uses to satisfy demand peaks. In planning its commercial flows, the Company normally assumes to fully utilize its contractual flexibility and to obtain the necessary capacity entitlements at the entry points to the national transport network. Eni believes that Decision No. 137/2002 is in contrast with the rationale of the European regulatory framework on the gas market as provided in European Directive 2003/55/EC. Based on that belief, the Company has opened an administrative procedure to repeal Decision No. 137/2002 before an administrative court which has recently confirmed in part Eni’s position. An upper grade court also confirmed the Company’s position. Specifically, the Court stated that the purchase of contractual flexibility is an obligation on part of the importer, which responds to a collective interest. According to the Court, there is no reasonable motivation whereby volumes corresponding to such contractual flexibility should not be granted priority in the access to the network, also in case congestion occurs. At the moment, however, no case of congestion occurred at entry points to the Italian transport infrastructure so as to impair Eni’s marketing plans.
As of recently, the Italian administrative authorities released a number of resolutions intended to increase competition in the natural gas market in Italy:
- in 2010, a national trading platform was implemented where gas importers must trade volumes of gas corresponding to a legal obligation on part of Italian importers and producers. Under those provisions, importers from extra-EU Countries are	required to supply a set percentage of imported volumes in a given thermal year and to trade them at the national trading platform on a spot basis. Permission to import gas from extra-EU Countries is granted to gas operators upon fulfillment of that obligation. Also royalties in-kind owed to the Italian State on gas production are to be traded on that trading platform. The new trading platform is expected to develop a spot market for natural gas in Italy;
- a number of administrative provisions relating the so-called gas release measures have been enacted in an effort by Italian administrative authorities to boost the level of competition and liquidity of the Italian gas market. Those measures have strongly affected Eni’s marketing activity in Italy. It is worth mentioning that the Legislative Decree No. 130/2010 intended to increase competitiveness in the gas market, provides a mechanism of gas release for a maximum of 4 bcm in the two subsequent thermal years in case of Eni failure to comply with the mandatory ceiling on the market share;
- the Italian Authority for Electricity and Gas plans to commence a spot market to balance daily flows of supply and demand based on the relative competitiveness of individual bids.
The start-up date will likely fall in December 2011. Gas operators will bear the pricing risk associated with such a market.
Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow in its gas business.

Specific risks associated with the exploration
and production of oil and natural gas

Exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep waters and harsh environments, where the majority of Eni’s planned and ongoing projects is located. As events occurred in 2010 in the Gulf of Mexico have shown, exploration and production carries certain inherent risks, especially deep water drilling. Accidents at a single well can lead to loss of life, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation and prospects of the Group.

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Risks associated with the cyclicality of
the oil and gas sector

Eni’s results of operations and cash flow, specifically E&P Division, depend heavily on trends in oil and gas prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice-versa in case of a decline in oil prices. The same applies to gas prices. In the first half of 2011, oil prices averaged $111.16 a barrel, representing an increase of 44% from a year earlier driving up the operating result. That trend reflected the global economic recovery that boosted raw materials prices in addition to the impact of ongoing Libyan political instability and tensions. In the same period, upstream gas realizations increased by 7%. Volatile oil prices impact the performance of the Company’s business units in different ways. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all technical and commercial aspects and developing and marketing the reserves. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This support the expected project profitability in the downward phases of oil&gas cycle.

Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice-versa. For the current year, the Company estimates that production entitlements in its PSAs would decrease on average by approximately 1,000 bbl/d for a $1 increase in oil prices compared to Eni’s assumptions for oil prices at 70 $/bbl that have been used in the Company’s 2011-2014 four year plan. However, this sensitivity analysis only applies to small deviations from the 70 $/bbl scenario and the impact on Eni’s production may increase more than proportionally as the deviation increases. This sensitivity may change in the future. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future. In the Gas & Power segment, rising oil prices represent a risk to the segment profitability as gas supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly outside Italy are increasingly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions. In addition, the Italian Authority for Electricity and Gas may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as the Authority regulates the indexation mechanism of the raw material cost in selling formulae to those customers. (For further details see Gas & Power specific-sector risks discussed above). The Refining & Marketing and the Petrochemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and petrochemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short-term. In the first half of 2011, the Refining & Marketing segment recorded wider adjusted operating loss than a year ago due to unprofitable refining margins as high costs of oil-based feedstock were only partially transferred to product prices pressured by weak demand, high inventories and excess capacity. In addition, increased oil prices triggered higher costs of energy utilities which are typically indexed to it. The impact of those trends was partially mitigated by widening price differentials between sweet vs. sour crudes and improving spreads of valuable distillates compared to heating oil which helped improve margins on complex throughputs. In addition, to cope with volatile, unprofitable refining margins, management implemented initiatives to boost efficiency and capture margin improvements by optimizing refinery cycles. Looking forward, management expects that the refining scenario will remain weak as underlying fundamentals are unlikely to change in the short-term due to weak industry-specific fundamentals. In the first quarter of 2011, rapidly escalating supply costs have also affected marketing margins in the Company’s retail business in Italy as prices at the pump adjusted to rising crude costs with time lags. However, effective marketing initiatives helped the Company’s margins in the second quarter and looking forward management expects sales volumes to receive a boost from the driving season.
In addition to volatile oil-based feedstock costs, Eni’s petrochemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low-entry barriers, excess capacity and intense competitive pressures.
However, the global economic recovery and a good performance of certain niche products, in particular elastomers, have been supporting an improved performance of Eni’s petrochemicals operations from 2010 with the first half results showing a 40% gain in reducing the adjusted loss from the year-earlier period. In the remainder of 2011 management expects that it is likely that higher costs of oil-based feedstock will squeeze product margins in spite of good signs of demand stability.
The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to reduce capital expenditures and reschedule exploration and development projects during a downturn. This business unit has managed through the years to progressively reduce its exposure to the more volatile segments of the industry leveraging on higher portfolio diversification and a strong competitive position in the segment of projects in frontier areas that are traditionally less exposed to the cyclical nature of this market. The entry into operations of new distinctive assets in 2010 and 2011 coupled with the size and quality of the backlog and the strong operating performance in terms of project executions, underpin expectations for further significant strengthening of Saipem’s competitive position in the medium-term, ensuring a good level of result stability.

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Outlook

Management expects that the global economic recovery will continue to progress at a modest pace during the year 2011. Nonetheless, the 2011 outlook is also characterized by a certain degree of uncertainty and volatility in light of ongoing macroeconomic and geopolitical developments, particularly the evolution of the Libyan crisis. Eni forecasts an upward trend for Brent crude oil prices also supported by healthier global oil demand. For its short-term economic and financial projections, Eni assumes an average Brent price of 115 $/bbl for the full year 2011. Management expects that the European gas market will remain weak as sluggish demand growth is insufficient to absorb current oversupplies and ongoing competitive pressures undermine gas operators’ profitability. Refining margins are expected to remain at unprofitable levels due to weak underlying fundamentals (sluggish demand and excess capacity) and high feedstock costs. Against this backdrop, management expectations about the main trends in the Company’s businesses for 2011 are disclosed below.
- Production of liquids and natural gas: is forecast to decline from 2010 (1.815 million boe/d was the actual level in 2010 at 80 $/bbl) at the Company’s pricing scenario of 115 $/bbl for the full year. The decline is expected as a result of volume losses in Libya following the shutdown of almost all of the Company’s production facilities. Better production performance at the Company’s assets elsewhere in the world will help partly offset the impact associated with rising crude oil prices on PSAs entitlements. Assuming the actual production level at 50 kboe/d in Libya for the remainder of 2011, management forecasts a 10 percentage points reduction in the expected production plateau for the full year at a constant pricing scenario. Management has been implementing its plans to target production growth in the Company’s assets by ramping up fields that were started in 2010, starting up new fields in the USA, Australia, Egypt, Italy and Algeria, as well as executing production optimizations in particular in Nigeria, Norway, Egypt, Angola and the United Kingdom;
- Worldwide gas sales: are expected to grow from 2010 (in 2010 actual sales amounted to 97.06 bcm), in spite of sales losses to certain Italian importers due to lower availability of gas from Libya. Management plans to drive volume growth in Italy, leveraging clients additions in the power generation, industrial and wholesale segments, as well as regaining significant market share, and capitalizing on organic growth in key	European markets. Considering mounting competitive pressure in the gas market, the achievement of the planned volume targets will be underpinned by strengthening the Company’s leadership on the European market; marketing actions intended to strengthen the customer base in the domestic market and renegotiating the Company’s long-term gas purchase contracts. The cash flow impact associated with lower sales to Italian shippers will be offset by expected lower cash outflows associated with the Company’s take-or-pay gas purchase contracts as the Company is planning to meet lower availability of Libyan gas with gas from other sources in its portfolio;
- Regulated businesses in Italy: will benefit from the pre-set regulatory return on new capital expenditure and continuing efficiency actions;
- Refining throughputs on Eni’s account: are expected to slightly decline compared to 2010 (actual throughputs in 2010 were 34.8 mmtonnes). The decline is mainly expected at the Venice refinery due to difficulties in supplying Libyan crude oil. Higher volumes are expected to be processed at the Sannazzaro and Taranto refineries and optimization of refinery cycles, as well as efficiency actions are expected to be implemented in response to a negative trading environment;
- Retail sales of refined products in Italy and the rest of Europe: are expected to be slightly lower than in 2010 (11.73 mmtonnes in 2010) against the backdrop of weaker demand. Management plans to counteract that negative trend by leveraging selective pricing and marketing initiatives, developing the "non-oil" business and service upgrade;
- The Engineering & Construction business: confirms solid results due to increasing turnover and a robust order backlog.

In 2011, management plans to make capital expenditure broadly in line with 2010 (euro 13.87 billion was invested in 2010) mainly directed to developing giant fields and starting production at new important fields in the Exploration & Production Division, refinery upgrading related in particular to the realization of the EST project, completing the program of enhancing Saipem’s fleet of vessels and rigs, and upgrading the natural gas transport infrastructures. Assuming a Brent price of 115 $/barrel and the planned divestment of certain assets, management forecasts that the ratio of net borrowings to total equity (leverage) at year-end will be lower than in 2010.

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Eni proposal to the Italian Ministry for the Italian Ministry for the Environment for a global transaction on certain environmental issues
On January 26, 2011, the Company filed a proposal with the Italian Ministry for the Environment to enter into a global transaction on certain environmental issues as per Article 2 of Law Decree No. 208/2008 (see page 93 of 2010 Annual Report).
Pursuant to the above mentioned legislation, the High Institute for the environmental protection and safety (ISPRA) and the Evaluator Commission for investment supporting planning and management of environmental activities (COVIS), Italian administrative bodies, are reviewing the proposal.

Transaction with related parties
In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis. Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors. Note 36 to the Consolidated Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows. Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination". In case of atypical or unusual transactions[1] the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.
Regarding the aforementioned provisions, the Company discloses that:
- as of June 30, 2011, nine of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fall within the scope of the new continuing listing standard as stated in the quarterly consolidated report as of March 31, 2011;
- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

(1)	i	According to Consob communication No. DEM/6064293 of July 28, 20006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods)".

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The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from 5,550 standard cubic feet of gas per barrel of oil equivalent.

- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Deep waters Waters deeper than 200 meters.

- Development Drilling and other post-exploration activities aimed at the production of oil and gas.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

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- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

- FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

- Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

- Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering

Contents

Eni Interim Consolidated Report / Glossary

oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

- Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

- Volatile organic compound (VOC) Fluid or vapor chemical compounds capable to evaporating easily at room temperature. Over 300 compounds fall in this category. Of these, most relevant are: aliphatic hydrocarbons, terpenes, aromatic hydrocarbons, halogenated hydrocarbons, alcohols, esters, ketones and aldehydes.

- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Condensed consolidated interim financial statements

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Balance sheet

Dec. 31, 2010	June 30, 2011

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		1,549		1,474
Other financial assets held for trading or available for sale	(4)	382		360
Trade and other receivables	(5)	23,636	1,356	22,180	1,316
Inventories	(6)	6,589		6,911
Current tax assets		467		231
Other current tax assets		938		864
Other current assets	(7)	1,350	9	1,358	1
		34,911		33,378
Non-current assets
Property, plant and equipment	(8)	67,404		67,162
Inventory - compulsory stock		2,024		2,370
Intangible assets	(9)	11,172		10,891
Equity-accounted investments	(10)	5,668		5,704
Other investments	(10)	422		375
Other financial assets	(11)	1,523	668	1,578	832
Deferred tax assets	(12)	4,864		5,028
Other non-current receivables	(13)	3,355	16	3,713	3
		96,432		96,821
Assets held for sale	(22)	517		480
TOTAL ASSETS		131,860		130,679
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(14)	6,515	127	4,357	298
Current portion of long-term debt	(18)	963		1,216
Trade and other payables	(15)	22,575	1,297	20,273	1,475
Income taxes payable	(16)	1,515		2,100
Other taxes payable		1,659		2,271
Other current liabilities	(17)	1,620	5	1,480	5
		34,847		31,697
Non-current liabilities
Long-term debt	(18)	20,305		22,021
Provisions for contingencies	(19)	11,792		11,743
Provisions for employee benefits		1,032		1,064
Deferred tax liabilities	(20)	5,924		5,803
Other non-current liabilities	(21)	2,194	45	2,576	46
		41,247		43,207
Liabilities directly associated with assets held for sale	(22)	38		71
TOTAL LIABILITIES		76,132		74,975
SHAREHOLDERS’ EQUITY	(23)
Non-controlling interest		4,522		4,762
Eni shareholders’ equity
Share capital		4,005		4,005
Reserves		49,450		49,890
Treasury shares		(6,756)		(6,754)
Interim dividend		(1,811)
Net profit		6,318		3,801
Total Eni shareholders’ equity		51,206		50,942
TOTAL SHAREHOLDERS’ EQUITY		55,728		55,704
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		131,860		130,679

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Profit and loss account

First half 2010	First half 2011

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(26)	47,706	1,357	53,375	1,593
Other income and revenues		537	16	590	17
		48,243		53,965
OPERATING EXPENSES	(27)
Purchases, services and other		32,466	2,378	37,965	2,807
- of which non-recurring charge (income)				69
Payroll and related costs		2,199	17	2,262	16
OTHER OPERATING (EXPENSE) INCOME		33	23	(12)	12
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		4,459		4,278
OPERATING PROFIT		9,152		9,448
FINANCE INCOME (EXPENSE)	(28)
Finance income		3,660	29	2,858	26
Finance expense		(3,930)	(5)	(3,460)	(1)
Derivative financial instruments		(331)		225
		(601)		(377)
INCOME (EXPENSE) FROM INVESTMENTS	(29)
Share of profit (loss) of equity-accounted investments		292		282
Other gain (loss) from investments		380		439
		672		721
PROFIT BEFORE INCOME TAXES		9,223		9,792
Income taxes	(30)	(4,865)		(5,333)
Net profit		4,358		4,459
Attributable to:
- Eni		4,046		3,801
- Non-controlling interest		312		658
		4,358		4,459
Earnings per share attributable to Eni (euro per share)	(31)
Basic		1.12		1.05
Diluted		1.12		1.05

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Statement of comprehensive income

(euro million)	Note	First half 2010	First half 2011

Net profit		4,358	4,459
Other items of comprehensive income
Foreign currency translation differences		4,974	(2,374)
Change in the fair value of cash flow hedging derivatives	(23)	342	120
Change in the fair value of available-for-sale instruments	(23)		(6)
Share of "Other comprehensive income" on equity-accounted entities		(16)	5
Taxation	(23)	(134)	(48)
		5,166	(2,303)
Total comprehensive income		9,524	2,156
Attributable to:
- Eni		9,118	1,549
- Non-controlling interest		406	607
		9,524	2,156

Contents
Eni Condensed consolidated interim financial statements / Financial statements
Statements of changes in shareholders’ equity
Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2009			4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit for the first half of 2010													4,046	4,046	312	4,358
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect						208								208		208
Share of "Other comprehensive income" on equity-accounted entities								(7)						(7)	(9)	(16)
Foreign currency translation differences						(3)			4,501		373			4,871	103	4,974
						205		(7)	4,501		373			5,072	94	5,166
Total recognized income and (expense) for the year						205		(7)	4,501		373		4,046	9,118	406	9,524
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2009 interim dividend of euro 0.50 per share)												1,811	(3,622)	(1,811)		(1,811)
Dividend distribution of other companies															(353)	(353)
Allocation of 2009 net profit											745		(745)
Non-controlling interest excluded following the divestment of the control stake in the share capital of GreenStream BV															(37)	(37)
											745	1,811	(4,367)	(1,811)	(390)	(2,201)
Other changes in shareholders’ equity
Cost related to stock options											4			4		4
Stock option expired											(6)			(6)		(6)
Other changes											1			1	2	3
											(1)			(1)	2	1
Balance at June 30, 2010			4,005	959	6,757	(234)	5	1,485	2,836	(6,757)	40,277		4,046	53,379	3,996	57,375
Net profit for the second half of 2010													2,272	2,272	753	3,025
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect						59								59		59
Change in the fair value of available-for-sale securities net of the tax effect							(8)							(8)		(8)
Share of "Other comprehensive income" on equity-accounted entities								2						2	4	6
Foreign currency translation differences						1			(2,297)		(448)			(2,744)	(61)	(2,805)
						60	(8)	2	(2,297)		(448)			(2,691)	(57)	(2,748)
Total recognized income and (expense) for the year						60	(8)	2	(2,297)		(448)		2,272	(419)	696	277
Transactions with shareholders
Interim dividend distribution of Eni SpA (euro 0,50 per share)												(1,811)		(1,811)		(1,811)
Dividend distribution of other companies															(161)	(161)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA								56						56	(56)
Treasury shares sold following the exercise of stock options exercised by Eni managers					(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers											10			10	27	37
Non-controlling interest recognized following the acquisition of the control stake in the share capital of Altergaz SA															7	7
					(1)			56		1	11	(1,811)		(1,744)	(183)	(1,927)
Other changes in shareholders’ equity
Cost related to stock options											3			3		3
Stock warrants on Altergaz SA								(25)						(25)		(25)
Other changes											12			12	13	25
								(25)			15			(10)	13	3
Balance at December 31, 2010	(23)		4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
i		i

Contents
Eni Condensed consolidated interim financial statements / Financial statements continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale securities net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2010	(23)	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit for the first half of 2011												3,801	3,801	658	4,459
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect	(23)				71								71		71
Change in the fair value of available-for-sale securities net of the tax effect	(23)					(5)							(5)		(5)
Share of "Other comprehensive income" on equity-accounted entities							2						2	3	5
Foreign currency translation differences								(2,200)		(120)			(2,320)	(54)	(2,374)
					71	(5)	2	(2,200)		(120)			(2,252)	(51)	(2,303)
Total recognized income and (expense) for the year					71	(5)	2	(2,200)		(120)		3,801	1,549	607	2,156
Transactions with shareholders
Dividend distribution of Eni SpA											1,811	(3,622)	(1,811)		(1,811)
Dividend distribution of other companies														(397)	(397)
Payments by minority shareholders														27	27
Allocation of 2010 net profit										2,696		(2,696)
Acquisition of non-controlling interest relating to Altergaz SA and Tigaz Zrt							25			(28)			(3)	(5)	(8)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA							(3)						(3)	3
Treasury shares sold following the exercise of stock options exercised by Eni managers				(2)					2	2			2		2
Treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers										4			4	9	13
				(2)			22		2	2,674	1,811	(6,318)	(1,811)	(363)	(2,174)
Other changes in shareholders’ equity
Cost related to stock options										2			2		2
Stock option expired										(6)			(6)		(6)
Other changes										2			2	(4)	(2)
										(2)			(2)	(4)	(6)
Balance at June 30, 2011	(23)	4,005	959	6,754	(103)	(8)	1,542	(1,661)	(6,754)	42,407		3,801	50,942	4,762	55,704

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Statement of cash flows

(euro million)	Note	First half 2010	First half 2011

Net profit of the period		4,358	4,459
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation, depletion and amortization	(27)	4,370	4,021
Impairments of tangible and intangible assets, net	(27)	89	257
Share of profit (loss) of equity-accounted investments	(29)	(292)	(282)
Gain on disposal of assets, net		(244)	(28)
Dividend income	(29)	(242)	(437)
Interest income		(64)	(50)
Interest expense		274	341
Income taxes	(30)	4,865	5,333
Other changes		227	(42)
Changes in working capital:
- inventories		(1,190)	(847)
- trade receivables		86	1,711
- trade payables		947	(1,506)
- provisions for contingencies		54	167
- other assets and liabilities		216	113
Cash flow from changes in working capital		113	(362)
Net change in the provisions for employee benefits		9	(12)
Dividends received		388	454
Interest received		74	5
Interest paid		(408)	(538)
Income taxes paid, net of tax receivables received		(4,378)	(4,523)
Net cash provided by operating activities		9,139	8,596
- of which with related parties	(33)	(556)	(963)
Investing activities:
- tangible assets	(8)	(6,415)	(5,871)
- intangible assets	(9)	(692)	(744)
- consolidated subsidiaries and businesses			(22)
- investments	(10)	(115)	(106)
- securities		(13)	(40)
- financing receivables		(636)	(620)
- change in payables and receivables in relation to investing activities and capitalized depreciation		(40)	60
Cash flow from investing activities		(7,911)	(7,343)
Disposals:
- tangible assets		213	85
- intangible assets		5	8
- consolidated subsidiaries and businesses		48	1
- investments		529	9
- securities		26	52
- financing receivables		495	518
- change in payables and receivables in relation to disposals		(32)	110
Cash flow from disposals		1,284	783
Net cash used in investing activities		(6,627)	(6,560)
- of which with related parties	(33)	(895)	(571)

Contents
Eni Condensed consolidated interim financial statements / Financial statements continued Statement of cash flows

(euro million)	Note	First half 2010	First half 2011

Proceeds from long-term debt		368	3,050
Repayments of long-term debt		(1,147)	(1,057)
Increase (decrease) in short-term debt		413	(1,880)
		(366)	113
Net capital contributions by non-controlling interest			27
Net acquisition of treasury shares different from Eni SpA		16	13
Acquisition of additional interests in consolidated subsidiaries			(8)
Dividends paid to Eni’s shareholders		(1,811)	(1,811)
Dividends paid to non-controlling interest		(353)	(397)
Net cash used in financing activities		(2,514)	(2,063)
- of which with related parties	(33)	17	179
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			(7)
Effect of exchange rate changes on cash and cash equivalents and other changes		69	(41)
Net cash flow for the period		67	(75)
Cash and cash equivalents - beginning of period		1,608	1,549
Cash and cash equivalents - end of period		1,675	1,474

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Notes to the condensed consolidated
interim financial statements

1 Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are the same adopted in the Annual Report 2010.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and measurement criteria described in the Annual Report 2010.
The report includes selected explanatory notes. Related party disclosures have been prepared according to the provisions of IAS 24 "Related Party Disclosures", effective starting from 2011, that enhance the definition of related party and the disclosure to be reported.
Income taxes have been calculated based on the estimated taxable profit. Tax payables and receivables have been measured at the amount expected to be paid to/recovered from tax authorities, applying tax laws that have been enacted or substantively enacted at the end of the period and using tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2011, were approved by Eni’s Board of Directors on July 28, 2011. A limited review has been carried out by the independent auditor Reconta Ernst & Young SpA; a limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.
Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2010.

3 Recent accounting principles

As regards the recent accounting principles, in addition to those indicated in the Annual Report 2010, the main pronouncements issued by IASB and not yet been endorsed by European Union are indicated hereinafter.
On May 12, 2011, IASB issued IFRS 10 "Consolidated Financial Statements" and the revised IAS 27 "Separate Financial Statements" which respectively state principles for presentation and preparation of consolidated and separate financial statements. IFRS 10 provisions provide, interalia, a new definition of control to be consistently applied to all entities (included vehicles). According to this definition, an entity controls an investee when it is exposed, or has rights, to its

(positive and negative) returns and has the ability to affect those returns through its power over the investee. The standard provides some indicators to be considered assessing control which include, interalia, potential voting rights, protective rights, the presence of agency relationships and franchise agreements. Furthermore, the new provisions acknowledge the existence of control even if the investor holds less than majority of voting rights due to shareholding dispersion or passive attitude of other shareholders. IFRS 10 and revised IAS 27 shall be applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, IASB issued IFRS 11 "Joint Arrangements" and the revised IAS 28 "Investments in Associates and Joint Ventures". Depending on the rights and obligations of the parties arising from the arrangement, IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures – and states the required accounting treatment. With reference to joint ventures, the new provisions require to account for them using the equity method, eliminating proportionate consolidation. The revised IAS 28 defines, interalia, the accounting treatment to adopt in case of the disposal of an interest, or a portion of an interest, in a joint venture or an associate. IFRS 11 and revised IAS 28 shall be applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, IASB issued IFRS 12 "Disclosure of Interests in Other Entities" that indicate the disclosure to provide in consolidated financial statements regarding subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 shall be applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, IASB issued IFRS 13 "Fair Value Measurement" in order to define a framework for fair value measurements and disclosures. Fair value is defined as the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants. IFRS 13 shall be applied for annual periods beginning on or after January 1, 2013.
On June 16, 2011 IASB issued Amendments to IAS 1 "Presentation of Items of Other Comprehensive Income" which require, interalia, entities to group together, within other comprehensive income, items which may be reclassified to profit and loss account on the basis of provisions of applicable IFRSs (reclassification adjustments). The amendments shall be applied for annual periods beginning on or after July 1, 2012 (for Eni: 2013 financial statements).
On June 16, 2011, IASB issued the revised IAS 19 "Employee Benefits" that requires, interalia, to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to adopt the corridor method. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit or loss account in subsequent periods. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. The revised IAS 19 shall be applied for annual periods beginning on or after January 1, 2013.

Eni is currently reviewing these principles to determine the likely impact on the Group’s results.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Current assets

4 Other financial assets held for trading or available for sale

Other financial assets held for trading or available for sale are set out below:

(euro million)	Dec. 31, 2010	June 30, 2011

Securities held for operating purposes	273	229
Securities held for non-operating purposes	109	131
	382	360

Securities of euro 360 million (euro 382 million at December 31, 2010) were available-for-sale securities. At December 31, 2010 and June 30, 2011, Eni did not own financial assets held for trading.
Securities held for operating purposes of euro 229 million (euro 273 million at December 31, 2010) were designed to provide coverage of technical provisions of the Group’s insurance company Eni Insurance Ltd for euro 223 million (euro 267 million at December 31, 2010).
The effects of the evaluation at fair value of securities are given in the Note 23 – Shareholders’ equity.
The fair value of securities was determined by reference to quoted market prices.

5 Trade and other receivables

Trade and other receivables were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Trade receivables	17,221	15,277
Financing receivables:
- for operating purposes - short-term	436	420
- for operating purposes - current portion of long-term receivables	220	168
- for non-operating purposes	6	11
	662	599
Other receivables:
- from disposals	86	34
- other	5,667	6,270
	5,753	6,304
	23,636	22,180

Receivables are stated net of the allowance for impairment losses of euro 1,545 million (euro 1,524 million at December 31, 2010):

(euro million)	Value at Dec. 31, 2010	Additions	Deductions	Other changes	Value at June 30, 2011

Trade receivables	962	86	(20)	(8)	1,020
Financing receivables	6				6
Other receivables	556	1	(1)	(37)	519
	1,524	87	(21)	(45)	1,545

During the course of the first half of 2011, Eni transferred without notification to factoring institutions certain trade receivables without recourse due beyond June 30, 2011, for euro 1,180 million (euro 1,279 million at December 31, 2010, due within 2011). The receivables sold related to the Refining & Marketing segment (euro 948 million) and to the Gas & Power segment (euro 207 million) and Petrochemical segment (euro 25 million). Following contractual arrangements, Eni collects those receivables sold and, within limits of collected amounts, transfers the amounts received to the factors.

Trade receivables of euro 15,277 million (euro 17,221 million at December 31, 2010) primarily included receivables associated with pre-payments received upon triggering the take-or-pay clause in gas sales contracts of euro 208 million (euro 112 million at December 31, 2010).

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Eni Condensed consolidated interim financial statements / Notes to financial statements

The decrease in trade receivables of euro 1,944 million primarily related to the Gas & Power segment (euro 1,027 million), to the Engineering & Construction segment (euro 586 million) and to the Refining & Marketing segment (euro 230 million).
Additions to allowances for impairment losses of trade receivables for euro 86 million primarily related to the Gas & Power (euro 64 million). Other changes to allowances for impairment losses amounted to euro 45 million and comprised exchange rate differences for euro 40 million.
Receivables for financing operating activities of euro 588 million (euro 656 million at December 31, 2010) included financing loans on behalf of unconsolidated subsidiaries, joint ventures and associates for euro 388 million (euro 470 million at December 31, 2010), euro 174 million cash deposit to provide coverage of Eni Insurance Ltd technical provisions (euro 159 million at December 31, 2010) and receivables for financial leasing for euro 16 million (euro 19 million at December 31, 2010).
Receivables for financing non-operating activities amounted to euro 11 million (euro 6 million at December 31, 2010) primarily related to restricted deposits.
Other receivables for euro 481 million (euro 482 million at December 31, 2010) associated with cost recovery in the Exploration & Production segment are currently undergoing arbitration procedure.
Receivables with related parties are described in Note 33 – Transactions with related parties.
Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

6 Inventories

Inventories were as follows:

Dec. 31, 2010	June 30, 2011

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	878	167		1,516	2,561	711	198		1,541	2,450
Products being processed and semi finished products	117	33		1	151	127	26		1	154
Work in progress			428		428			971		971
Finished products and goods	2,721	666		62	3,449	2,429	835		72	3,336
	3,716	866	428	1,579	6,589	3,267	1,059	971	1,614	6,911

Changes in inventories and in provisions for impairments were as follows:

(euro million)	Value at Dec. 31, 2010	Changes	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Value at June 30, 2011

Gross value	6,694	300			(18)	(100)	112	6,988
Provisions for impairments	(105)		(90)	70		3	45	(77)
Net value	6,589	300	(90)	70	(18)	(97)	157	6,911

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Eni Condensed consolidated interim financial statements / Notes to financial statements

7 Other current assets

Other current assets were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Fair value of non-hedging derivatives	596	764
Fair value of trading derivatives	30	104
Fair value of cash flow hedge derivatives	210	21
Other current assets	514	469
	1,350	1,358

Fair value of derivatives is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods used on the marketplace.
Fair values of non-hedging derivatives of euro 764 million (euro 596 million at December 31, 2010) consisted of derivatives that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of trading derivatives of euro 104 million (euro 30 million at December 31, 2010) related to derivatives entered by the Gas & Power segment consistently with the new risk management model for an active managing of margins.
Fair value of cash flow hedge derivatives of euro 21 million (euro 210 million at December 31, 2010) pertained for euro 20 million (euro 210 million at December 31, 2010) to the Gas & Power segment. These derivatives were entered into to hedge the commodity risk in order to minimize the variability in future cash flows on highly probable future sale transactions or on already contracted sales due to different movements in commodity prices as sales prices can be influenced by spot prices quoted on continental hubs, whereas purchase costs are indexed to the price of oil and products. A similar scheme applies to exchange rate hedging derivatives. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 23 – Shareholders’ equity and Note 27 – Operating expenses.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Non-current assets

8 Property, plant and equipment

Analysis of property, plant and equipment is set out below:

(euro million)	Gross value at Dec. 31, 2010	Provisions for depreciation and impairments at Dec. 31, 2010	Net value at Dec. 31, 2010	Investments	Depreciation	Impairments	Changes in the scope of consolidation	Currency translation differences	Other changes	Net value at June 30, 2011	Gross value at June 30, 2011	Provisions for depreciation and impairments at June 30, 2011

Property, plant and equipment	139,612	72,208	67,404	5,871	(3,160)	(264)	(100)	(2,684)	95	67,162	140,073	72,911

Capital expenditures of euro 5,871 million (euro 6,415 million in the first half of 2010) essentially related to the Exploration & Production segment for euro 4,195 million (euro 4,629 million in the first half of 2010), the Engineering & Construction segment for euro 549 million (euro 789 million in the first half of 2010), the Gas & Power segment for euro 536 million (euro 524 million in the first half of 2010) and the Refining & Marketing segment for euro 314 million (euro 265 million in the first half of 2010).
The break-down by segment of impairments amounting to euro 264 million (euro 79 million in the first half of 2010) and the associated tax effect is provided below:

(euro million)	First half 2010	First half 2011

Impairment
- Exploration & Production	29	141
- Refining & Marketing	33	37
- Petrochemicals	9	70
- Other segments	8	16
	79	264
Tax effect
- Exploration & Production	11	52
- Refining & Marketing	12	14
- Petrochemicals	3	20
- Other segments	2	1
	28	87
Impairment net of the relevant tax effect
- Exploration & Production	18	89
- Refining & Marketing	21	23
- Petrochemicals	6	50
- Other segments	6	15
	51	177

In assessing whether impairment is required, the carrying value of an asset, item of property, plant and equipment, is compared with its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use. Given the nature of Eni’s activities, information on fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers are in place. Therefore, the recoverability is checked by using the value in use which is calculated by discounting estimated cash flows arising from the use of the asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit). During the first half of 2011, the composition of Group’s cash generating units has remained unchanged from the Annual Report 2010 (see the Annual Report 2010, Note 14). The recoverable amount is calculated by discounting the estimated cash flows deriving from the use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Recoverable amounts of the CGUs in the regulated businesses of gas transportation, distribution, storage and re-gasification equal their respective net borrowings recognized by Regulatory Authority, considering that the operating cost structure borne is recognized in the tariff regime set by Regulatory Authority (Regulatory Asset Base - RAB).
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving:

(i)	for the first four years of the projection, from the Company’s four-year plan adopted by the top management for the valuation of assets’ value in use in the preparation of Annual Report 2010 and subsequent available reviews for the preparation of this interim report which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates;
(ii)	beyond the four-year plan horizon, from the management’s assumptions for long-term trends in the main macroeconomic variables (inflation rates, oil

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Eni Condensed consolidated interim financial statements / Notes to financial statements prices, etc.) and from the cash flow projections based on the following factors: (a) for the oil&gas CGUs the residual life of the reserves and associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the Petrochemical segment, the economical and technical life of the plants and associated projections of expenditures to support plant efficiency, and normalized operating results plus depreciation; (d) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (e) for the regulated businesses of gas transportation, distribution, storage and regasification, a terminal value equal to the regulatory asset base of the last-year-plan; and
(iii)	for the commodity prices, from the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years.

Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds for the Exploration & Production, Refining & Marketing and Petrochemical segments to the Company’s weighted average cost of capital net of the risk factor attributable to Saipem and to the G&P segment on an exclusive basis, which is subjected to autonomous assessment, and adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). Adjusted WACC used for impairment purposes in the 2011 Interim Consolidated Financial Report have ranged from 8% to 13% and have been consistent with those used for the impairment test of the Annual Report 2010. Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially equal to a pre-tax assessment.
In the Exploration & Production segment asset impairments charges amounted to euro 141 million which primarily related to gas properties located in USA as a result of a changed price environment for commodities and downward reserve revisions. In the case of a single property impaired by a significant amount, the post-tax discount rate was 8% that equaled a pre-tax rate of 11.5%. In the Refining & Marketing and the Petrochemicals segment, the Company recorded small impairment charges of certain health, safety and environment projects that were written-off because they related to assets completely impaired in the previous reporting periods and for which is confirmed the lack of earning prospects.
In relation to assets held in Libya, all of Eni’s producing facilities came to halt including export through the GreenStream gas pipeline, with the sole exception of the Wafa field where it is supporting local production of electricity. Plants and pipelines were put into safety status and no damage has been reported. Eni is technically able to resume the gas output at a level similar to the pre-crisis flows in 2010 once the situation has returned to normal. Since March 2011 Eni has evacuated all its personnel and suspended ongoing exploration and development activities. Eni’s production in Libya is currently flowing at a rate of approximately 50 kboe/d down from the expected level of 280 kboe/d for the year. The result of the impairment test on Libyan assets confirmed the recoverability of the carrying amount even when considering a period of activity suspension much longer than current management’s expectations.
Due to the ongoing conflict and the limitations deriving from the requirement for Eni to comply with international sanctions against Libya, Eni formally notified the Libyan counterparty the occurrence of force majeure events in April 2011. Under such circumstances, the parties are discussing the necessary actions to mitigate the consequences of force majeure as required by contractual arrangements currently in force between Eni and its Libyan counterparty. Should the parties fail to agree upon mitigation actions and should force majeure last more than 2 years from notification, the petroleum contracts between Eni and its Libyan partner will terminate unless otherwise agreed. Eni has been pursuing and will continue to pursue all the necessary and possible actions to safeguard its investments in Libya.
Foreign currency translation differences of euro 2,684 million were primarily related to translation of entities accounts denominated in US dollar (euro 2,621 million).
Change in the scope of consolidation amounting to euro 100 million related to the loss of control of Petromar Lda.
Other changes of euro 95 million comprised the initial recognition and change in the estimated amount of the costs for dismantling and restoring sites for euro 73 million, which included an increase of euro 224 million referring to the Exploration & Production segment, partially offset by a decrease of euro 151 million referring to Stoccaggi Gas Italia SpA following a timing revision, prospectively starting from January 1, 2010, of the future expenditures for dismantling and restoring of gas storage sites that increased the settlement of such obligation by 20 years (corresponding to the length of possible extensions).
Such calculation method is in accordance with the cost-covering remuneration in the tariff regime set by the Authority for Electricity and Gas.
The following is a description of unproved mineral interests, included in tangible assets in progress and advances:

(euro million)	Value at Dec. 31, 2010	Acquisitions	Impairments	Reclassification to proved mineral interest	Other changes and currency translation differences	Value at June 30, 2011

West Africa	1,248	700		(2)	(115)	1,831
Rest of Asia	768			(5)	(58)	705
America	718		(59)	(75)	(27)	557
North Africa	511	57			(40)	528
Rest of Europe	16				(2)	14
	3,261	757	(59)	(82)	(242)	3,635

Acquisitions in the first half 2011 related to blocks and interests in licenses awarded in Nigeria and Algeria.
Contractual commitments related to the purchase of property, plant and equipment are included in the section "Risk factors and uncertainties" of the "Financial review and other information".

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Eni Condensed consolidated interim financial statements / Notes to financial statements

9 Intangible assets

Intangible assets were as follows:

(euro million)	Gross value at Dec. 31, 2010	Provisions for amortization and impairments at Dec. 31, 2010	Net value at Dec. 31, 2010	Investments	Amortization	Impairments	Currency translation differences	Other changes	Net value at June 30, 2011	Gross value at June 30, 2011	Provisions for amortization and impairments at June 30, 2011

Intangible assets with finite useful lives	15,024	8,027	6,997	744	(864)	(1)	(53)	(89)	6,734	15,391	8,657
Intangible assets with indefinite useful lives
Goodwill			4,175				(18)		4,157
			11,172	744	(864)	(1)	(71)	(89)	10,891

Capital expenditures of euro 744 million (euro 692 million in the first half of 2010) included exploration drilling expenditures of the Exploration & Production segment which were fully amortized as incurred for euro 469 million (euro 513 million in the first half of 2010). Amortization of euro 864 million (euro 898 million in the first half of 2010) included the amortization of license acquisition costs for euro 107 million (euro 117 million in the first half of 2010).
The carrying amount of goodwill at the end of the period was euro 4,157 million (euro 4,175 million at December 31, 2010). The break-down by operating segment is as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Exploration & Production	262	243
Gas & Power	3,000	2,999
Refining & Marketing	164	166
Engineering & Construction	749	749
	4,175	4,157

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units whose cash flows are interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of their useful lives. Recoverable amounts of the CGUs in the regulated businesses of gas transportation, distribution, storage and re-gasification equal their respective regulatory asset base, considering that the operating cost structure borne is recognized in the tariff regime set by Regulatory Authority (Regulatory Asset Base - RAB).
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving:

(i)	for the first four years of the projection, from the Company’s four-year plan adopted by the top management for the valuation of assets’ value in use in the preparation of Annual Report 2010 and subsequent available reviews for the preparation of this interim report which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates;
(ii)	beyond the four-year plan horizon, from the management’s assumptions for long-term trends in the main macroeconomic variables (inflation rates, oil prices, etc.) and from the cash flow projections based on the following factors: (a) for the oil&gas CGUs the residual life of the reserves and associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (d) for the regulated businesses of gas transportation, distribution, storage and regasification, a terminal value equal to the regulatory asset base of the last-year-plan; and
(iii)	for the commodity prices, from the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes for the following years.

Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds: (i) for the Exploration & Production, Refining & Marketing and Petrochemical segments to the Company’s weighted average cost of capital net of the risk factor attributable to Saipem and to the G&P segment on an exclusive basis, which is subjected to autonomous assessment, and adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). Adjusted WACC used for impairment purposes in the 2011 Interim Consolidated Financial Report have ranged from 8% to 13% and have been consistent with those used for the impairment test of the Annual Report 2010; (ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the company assets are not permanently located in a specific Country. Adjusted WACC used for impairment purposes in the 2011 Interim Consolidated Financial Report have ranged

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements from 7% to 8% for the Gas & Power segment and amounted to 9% for the Engineering & Construction segment and have been consistent with those used for the impairment test of the Annual Report 2010; (iii) for the regulated activities in the Italian natural gas sector, the discount rates were assumed to be equal to the rates of return defined by the Italian Authority for Electricity and Gas. Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
Goodwill has been allocated to the following CGUs:

Gas & Power segment

(euro million)	Dec. 31, 2010	June 30, 2011

Domestic gas market	767	767
Foreign gas market	1,918	1,917
- of which European market	1,722	1,722
Domestic natural gas transportation network	305	305
Other	10	10
	3,000	2,999

Goodwill allocated to the CGU domestic market primarily pertained to goodwill recognized upon the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). The relevant CGU is engaged in supplying gas to residential customers and small businesses.
Goodwill allocated to the CGU European market pertained to goodwill recognized upon allocating the purchase price of the Distrigas business combination in 2009. The CGU comprises Distrigas marketing activities and those activities managed directly or indirectly by the Gas & Power Division of the parent company Eni SpA, which includes marketing activities in North-West Europe including France, Germany, Benelux, the UK, Switzerland and Austria. Those business units jointly benefited from the business combination synergies.
The impairment review confirmed the recoverability of the carrying amount of both CGUs, domestic market and the European market. The key assumptions adopted for assessing the value-in-use of both the CGUs Italian market and European market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. The determination of the value-in-use is based on the economic and financial projections of the four year plan used in the assessments made on the occasion of the 2010 financial statements which have been updated in view of the impairment review of the interim report as of June 30, 2011, to take into account continuing weak market conditions caused by oversupply, sluggish demand and rising competitive pressures. These trends will negatively affect future results of operations and cash flows of Eni’s gas business in the second half of 2011 and in 2012. In particular, the CGU European market will be negatively affected by the reduction in unit margins as a result of unprofitable differentials between oil-linked gas purchase costs provided in Eni’s long-term gas supply contracts and spot prices recorded at European hubs, which have become a prevailing reference benchmark for selling prices, and by reduced sales opportunity. Starting from 2013, management forecasts a recovery in the gas market as it projects increased unit margins and a robust growth in gas sales. In respect of the four-year plan adopted in the preparation of the Annual Report 2010, management updated the economic and financial projections for this interim report as follows: (i) volumes reduction by 1% on average in the 2011-2014 four year period; (ii) improved commercial unit margins from 2013; (iii) zero setting of the perpetuity growth rate (previously 1.6%); (iv) discount rate unchanged. These assumptions lead to a value-in-use of the European market CGU which substantially equals its carrying amount, including the allocated goodwill. Therefore, any downward revision of each of those parameters would trigger an impairment risk. Future cash flows of the CGU European market are estimated based on the economical and financial effects of the renegotiations of the Eni’s main gas supply contracts. Should the outcome of those renegotiations fall short of management’s expectations and absent a solid recovery in fundamentals of the gas sector, future results of operations and cash flows of the Company’s gas business could be negatively affected, with further consequences in terms of recoverability of the carrying amounts of the CGU European market. The terminal value of the CGUs European market and domestic market was estimated based on the perpetuity method of the last year of the plan assuming a long-term nominal growth rate equal to zero. Value in use of the CGU European market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.5% that corresponds to the pre-tax rate of 10.3% (7.5% and 9.3%, respectively in the Annual Report 2010). Value in use of the CGU Italian market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7% that corresponds to the pre-tax rate of 11.7% (the same rates used in the Annual Report 2010).
The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 485 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 38% on average in the projected commercial margins; (ii) a decrease of 38% on average in the projected sales volumes; (iii) an increase of 4.7 percentage points in the discount rate; and (iv) a negative nominal growth rate of 6.4%. The recoverable amount of the CGU domestic gas market and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).
Goodwill allocated to the domestic natural gas transportation network CGU was recognized alongside the repurchase of own shares by Snam Rete Gas SpA and equals the difference between the purchase cost over the carrying amount of the corresponding share of net equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for Electricity and Gas and is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonably possible change in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Engineering & Construction segment

(euro million)	Dec. 31, 2010	June 30, 2011

Offshore constructions	415	415
Onshore constructions	318	318
Other	16	16
	749	749

The segment goodwill of euro 749 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs offshore and onshore.
The key assumptions adopted for assessing the recoverable amounts of the CGUs which related to operating results, the discount rate and the growth rates adopted to determine the terminal value. These assumptions, based on the four-year-plan approved by the Company’s top management and other indicators were unchanged as of the preparation of this interim report in respect of those used for the test in 2010. Therefore, the estimation of the recoverable amounts of the Offshore and Onshore construction CGUs, that exceed their carrying amounts including the relevant goodwill, and the zero setting hypothesis confirm those used in the Annual Report 2010.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 243 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved mineral interests of the business combinations Lasmo, Burren Energy (Congo) and First Calgary (Algeria); and (ii) in the Refining & Marketing segment goodwill amounted to euro 166 million and referred to retail networks acquired in Czech Republic, Hungary and Slovakia in the 2008 for euro 68 million and in Austria in the 2010 for euro 76 million. The assumptions adopted for assessing the recoverable amounts of these CGUs are substantially aligned to those determined in the Annual Report 2010.

10 Investments

The analysis of investments is set out below:

(euro million)	Value at Dec. 31, 2010	Acquisitions and subscriptions	Sales and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Value at June 30, 2011

Equity accounted investments	5,668	104	(1)	318	(221)	(234)	70	5,704
Other investments	422	2	(8)			(17)	(24)	375
	6,090	106	(9)	318	(221)	(251)	46	6,079

Acquisitions and subscriptions of equity accounted investments for euro 104 million primarily related to the subscription of capital increase of Angola LNG Ltd (euro 69 million) and to the subscription of capital of the new company Est Più SpA (euro 29 million).
Share of profit of equity-accounted investments of euro 318 million primarily referred to Galp Energia SGPS SA (euro 98 million), Unión Fenosa Gas SA (euro 78 million), United Gas Derivatives Co (euro 24 million), PetroSucre SA (euro 21 million) and Blue Stream Pipeline Co BV (euro 19 million).
Deductions for dividend distribution of euro 221 million primarily related to Galp Energia SGPS SA (euro 39 million), Unión Fenosa Gas SA (euro 30 million), Azienda Energia e Servizi Torino SpA (euro 26 million) and Termica Milazzo Srl (euro 21 million).
Currency translation differences of euro 251 million were primarily related to translation of entities accounts denominated in US dollar (euro 251 million).
Other changes in equity accounted investments of euro 70 million primarily comprised foreign currency translation differences of equity-accounted investments having a functional currency other than the shareholder (euro 79 million).

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Eni Condensed consolidated interim financial statements / Notes to financial statements

11 Other financial assets

Other financing receivables were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Receivables for financing operating activities	1,488	1,542
Securities held for operating purposes	35	36
	1,523	1,578

Receivables for financing operating activities are presented net of the allowance for impairment losses of euro 31 million (euro 32 million at December 31, 2010).
Operating financing receivables of euro 1,542 million (euro 1,488 million at December 31, 2010) primarily pertained to loans granted by Exploration & Production segment (euro 681 million), the Gas & Power segment (euro 650 million) and Refining & Marketing segment (euro 92 million) and receivables for financial leasing for euro 78 million. Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 821 million. Receivables for financial leasing pertained to the disposal of the Belgian gas network by Finpipe GIE.
Securities of euro 36 million (euro 35 million at December 31, 2010) were designated as held-to-maturity investments.
The fair value of financing receivables and securities amounted to euro 1,574 million. The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.7% to 4.1% (0.8% and 4.1% at December 31, 2010). The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in Note 33 – Transactions with related parties.

12 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,252 million (euro 3,421 million at December 31, 2010).

(euro million)	Value at Dec. 31, 2010	Additions, net	Currency translation differences	Other changes	Value at June 30, 2011

4,864	357	(238)	45	5,028

Deferred tax assets are described in Note 20 – Deferred tax liabilities.

13 Other non-current receivables

The following table provides an analysis of other non-current receivables:

(euro million)	Dec. 31, 2010	June 30, 2011

Current tax assets	185	298
Receivables related to disposals	800	688
Other receivables	224	230
Fair value of non-hedging derivatives	392	505
Fair value of trading derivatives	28	103
Fair value of cash flow hedge derivative instruments	102	2
Other asset	1,624	1,887
	3,355	3,713

Other receivables amounting to euro 688 million (euro 800 million at December 31, 2010) related to the divestment of certain assets which occurred in prior periods, including: (i) a receivable of euro 380 million recognized in 2008 upon the agreement signed with the Republic of Venezuela whereby Eni would receive cash compensation for the expropriated Dación oilfield, to be collected in seven annual installments with accrual of interests. Following an agreement achieved, future installments can be paid in kind through equivalent collections of hydrocarbons. The 2009 installment of euro 71 million (US$ 104 million) was collected in kind. The Company achieved new agreements for future installments that will be paid in kind through equivalent collections of hydrocarbons during 2011. In the first half of 2011, hydrocarbons were collected for an amount equal to euro 66 million (US$ 92 million); and (ii) a receivable of euro 295 million related to the divestment of the interest of 1.71% in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which are effective starting from January 1, 2008.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

The reimbursement of the receivable is provided for in three annual installments starting from the date of the production beginning.
Fair value of derivatives is determined using market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods generally accepted in the marketplace.
Fair values of non-hedging derivatives of euro 505 million (euro 392 million at December 31, 2010) consisted of derivatives that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of trading derivatives of euro 103 million (euro 28 million at December 31, 2010) related to derivatives entered by the Gas & Power segment consistently with the new risk management model for an active managing of margins.
Fair value of the cash flow hedge derivatives of euro 2 million (euro 102 million at December 31, 2010) referred to the Gas & Power segment. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 23 – Shareholders’ equity and Note 27 – Operating expenses.
Other asset of euro 1,887 million (euro 1,624 million at December 31, 2010) comprised prepayments amounting to euro 1,711 million (euro 1,436 million at December 31, 2010) that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term arrangement. The increase of euro 275 million related to the balance finally accounted only during the 2011 of the take-or-pay volumes for the 2010. In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction for the uncollected volumes up to the minimum annual quantity. The Company is entitled to collect the pre-paid volumes in future years alongside the contract execution and for its entire duration or a shorter term as the case may be. The carrying amounts of those deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In future years, management plans to recover the prepaid volumes by regaining market share and expanding its sales volumes in the European gas market leveraging on strengthening the Company’s market leadership and consolidating its customer base in the Italian market through effective marketing actions in both the retail market and the industrial and thermoelectric sector. Those action plans coupled with perspectives of steady long-term demand growth until 2020 will enable the Company to absorb volumes pre-paid during the market downturn. The industrial and financial forecasts for the next four-year plan of the gas business and beyond took into consideration management’s assumptions to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current depressed scenario for the gas sector. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have occurred since the second half 2008. Renegotiations involving all the Company’s main suppliers of gas are progressing. Should the outcome of those renegotiations fall short of management’s expectations and absent a solid recovery in fundamentals of the gas sector, management believes that future results of operations and cash flows of the Company’s gas business will be negatively affected.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Current liabilities

14 Short-term debt

Short-term debt was as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Banks	1,950	1,307
Commercial papers	4,244	2,622
Other financial institutions	321	428
	6,515	4,357

Short-term debt decreased by euro 2,158 million primarily due to the balance of repayments and new proceeds (euro 1,880 million) and currency translation differences (euro 264 million). Commercial papers of euro 2,622 million were mainly issued by the financial companies Eni Coordination Center SA (euro 1,491 million) and Eni Finance USA Inc (euro 1,131 million).
At June 30, 2011, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 4,141 million and euro 9,021 million, respectively (euro 2,498 million and euro 7,860 million at December 31, 2010). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
As of June 30, 2011, Eni did not report non-fulfillment of covenants or contractual violations in relation to borrowing facilities.

15 Trade and other payables

Trade and other payables were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Trade payables	13,111	11,293
Advances	3,139	2,581
Other payables:
- related to capital expenditures	1,856	1,852
- others	4,469	4,547
	6,325	6,399
	22,575	20,273

The decrease in trade receivables of euro 1,818 million related to the Gas & Power segment (euro 1,056 million) and to the Refining & Marketing segment (euro 525 million).
Advances of euro 2,581 million (euro 3,139 million at December 31, 2010) comprised advances received from gas customers who off-took lower quantities of gas than the contractual minimum quantity as provided by the relevant long-term sale arrangement, thus triggering the take-or-pay clause (euro 251 million).
The decrease in advances of euro 558 million primarily referred to the Engineering & Construction segment (euro 685 million).
Other payables of euro 4,547 million (euro 4,469 million at December 31, 2010) included payables due to gas suppliers for euro 288 million (euro 214 million at December 31, 2010) associated to the take-or-pay obligations in relation to which the Company was unable to off-take the minimum annual quantities of gas provided by the relevant purchase agreements, thus triggering the take-or-pay clause. Further information is provided in Note 13 – Other non-current assets.
Payables with related parties are described in Note 33 – Transactions with related parties.
The fair value of trade and other payables did not differ significantly from their carrying amounts considering the short-term maturity of trade payables.

16 Income taxes payable

Income taxes payable were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Italian subsidiaries	300	270
Foreign subsidiaries	1,215	1,830
	1,515	2,100

Income taxes of Italian subsidiaries were net of the negative tax effect deriving from the fair value valuation of cash flow hedging derivatives (euro 60 million) recognized with a corresponding entry in the relevant reserve within equity.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

17 Other current liabilities

Other current liabilities were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Fair value of non-hedging derivatives	621	715
Fair value of trading derivatives	35	92
Fair value of cash flow hedge derivatives	475	220
Other liabilities	489	453
	1,620	1,480

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, absent market information, on the basis of valuation models generally accepted in the marketplace.
Fair values of non-hedging derivatives of euro 715 million (euro 621 million at December 31, 2010) pertained to derivative contracts that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of trading derivatives of euro 92 million (euro 35 million at December 31, 2010) related to derivatives entered by the Gas & Power segment consistently with the new risk management model for an active managing of margins.
The fair value of cash flow hedge derivatives amounted to euro 220 million (euro 475 million at December 31, 2010) and pertained to the Exploration & Production segment for euro 162 million and the Gas & Power segment for euro 58 million (euro 231 million and euro 244 million at December 31, 2010, respectively). Fair value pertaining to the Exploration & Production segment pertained to future sale agreements of proved oil reserves due in 2011. Those derivatives were entered into to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of approximately 2% of Eni’s proved reserves as of December 31, 2006, corresponding to 125.7 mmbbl, decreasing to 4.5 mmbbl as of June 30, 2011 due to transactions settled.
Fair value pertaining to the Gas & Power segment pertained to derivatives that were designated to hedge the exchange rate and commodity risk exposure as described in Note 7 – Other current assets. The effects of the evaluation at fair value of cash flow hedge derivatives are given in Note 23 – Shareholders’ equity and Note 27 – Operating expenses.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Non-current liabilities

18 Long-term debt and current maturities of long-term debt

Long-term debt, including the current portion of long-term debt, was as follows:

(euro million)		Dec. 31, 2010		June 30, 2011
i	i		i
i	i	Long-term portion	i	Short-term portion	i	Total	i	Long-term portion	i	Short-term portion	i	Total
i	i
Ordinary bonds	13,162	410	13,572	13,076	279	13,355
Banks	6,725	499	7,224	8,563	901	9,464
Other financial institutions	418	54	472	382	36	418
	20,305	963	21,268	22,021	1,216	23,237

Long-term debt, including the current portion of long-term debt, of euro 23,237 million (euro 21,268 million at December 31, 2010) increased by euro 1,969 million.
The increase was essentially due to the balance of repayments (euro 1,057 million) and new proceeds (euro 3,050 million), partially offset by a decrease of euro 89 million for currency translation differences and translation differences arising on debt denominated in foreign currency taken on by euro-reporting subsidiaries.
Eni entered into long-term borrowing facilities with the European Investment Bank which were subject to the maintenance of certain performance indicators based on Eni’s consolidated financial statements or the maintenance of a minimum level of credit rating. According to the agreements, should the Company fail to comply with maintenance of a minimum credit rating, new guarantees would be provided to be agreed upon with the European Investment Bank. At December 31, 2010 and June 30, 2011, the amount of short and long-term debt subject to restrictive covenants was euro 1,685 million and euro 1,875 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Bonds of euro 13,355 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 10,547 million and other bonds for a total of euro 2,208 million.

The following table analyses bonds per issuing entity, maturity date, interest rate and currency as of June 30, 2011:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i	i	i	i	i	i	i	i	i		i
(euro million)	i	i	i	i	i	i	i	i	i	from	i	to	i	from	i	to

Issuing entit
Euro Medium Term Notes
Eni SpA	1,500	22	1,522	EUR		2016		5.000
Eni SpA	1,500	10	1,510	EUR		2013		4.625
Eni SpA	1,500	40	1,540	EUR		2019		4.125
Eni SpA	1,250	30	1,280	EUR		2014		5.875
Eni SpA	1,250	27	1,277	EUR		2017		4.750
Eni SpA	1,000	(3)	997	EUR		2020		4.000
Eni SpA	1,000	15	1,015	EUR		2018		3.500
Eni Coordination Center SA	499	6	505	GBP	2018	2021	4.750	6.125
Eni Coordination Center SA	396	2	398	YEN	2012	2037	1.150	2.810
Eni Coordination Center SA	250	3	253	EUR	2017	2028	3.750	5.600
Eni Coordination Center SA	176	2	178	USD	2013	2015	4.450	4.800
Eni Coordination Center SA	41		41	EUR	2011	2015		variable
Eni Coordination Center SA	31		31	USD		2013		variable
	10,393	154	10,547
Other bonds
Eni SpA	1,000	(11)	989	EUR		2015		4.000
Eni SpA	1,000	(9)	991	EUR		2015		variable
Eni SpA	311	1	312	USD		2020		4.150
Eni SpA	242		242	USD		2040		5.700
Eni USA Inc	277	(4)	273	USD		2027		7.300
Eni UK Holding Plc	1		1	GBP		2013		variable
	2,831	(23)	2,808
	13,224	131	13,355

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

As of June 30, 2011, bonds maturing within 18 months (euro 69 million) were issued by Eni Coordination Center SA. During the first half of 2011, Eni Coordination Center SA issued bonds for euro 112 million.
At June 30, 2011, Eni had undrawn committed long-term borrowing facilities of euro 1,501 million (euro 4,901 million at December 31, 2010). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 24,321 million (euro 22,607 million at December 31, 2010) and consisted of the following:

(euro million)	Dec. 31, 2010	June 30, 2011

Ordinary bonds	14,790	14,349
Banks	7,306	9,519
Other financial institutions	511	453
	22,607	24,321

Fair value was calculated by discounting the expected future cash flows at rates ranging from 0.7% to 4.1% (0.8% and 4.1% at December 31, 2010).
At June 30, 2011, Eni did not pledge restricted deposits as collateral against its borrowings.

The analysis of net borrowings, as defined in the "Financial Review", was as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total

A. Cash and cash equivalents	1,549		1,549	1,474		1,474
B. Available-for-sale securities	109		109	131		131
C. Liquidity (A+B)	1,658		1,658	1,605		1,605
D. Financing receivables	6		6	11		11
E. Short-term debt towards banks	1,950		1,950	1,307		1,307
F. Long-term debt towards banks	499	6,725	7,224	901	8,563	9,464
G. Bonds	410	13,162	13,572	279	13,076	13,355
H. Short-term debt towards related parties	127		127	298		298
I. Other short-term debt	4,438		4,438	2,752		2,752
L. Other long-term debt	54	418	472	36	382	418
M. Total borrowings (E+F+G+H+I+L)	7,478	20,305	27,783	5,573	22,021	27,594
N. Net borrowings (M-C-D)	5,814	20,305	26,119	3,957	22,021	25,978

19 Provisions for contingencies

Provisions for contingencies were as follows:

(euro million)	Value at Dec. 31, 2010	Additions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Value at June 30, 2011

Provision for site restoration, abandonment and social projects	5,741		101	125	(79)		(225)	(2)	5,661
Provision for environmental risks	3,104	50		(3)	(83)	(7)		(3)	3,058
Provision for legal and other proceedings	692	108			(32)	(25)	(2)	(3)	738
Provision for taxes	357	66			(10)		(21)	2	394
Loss adjustments and actuarial provisions for Eni's insurance companies	398	13			(53)				358
Provisions for the supply of goods	288	31		(6)				(1)	312
Provision for losses on investments	200	39				(5)	(5)	(26)	203
Provision for redundancy incentives	202				(23)			1	180
Provision for OIL insurance cover	79				(5)				74
Provision for onerous contracts	108				(31)		(7)		70
Other (*)	623	355			(107)	(68)	(5)	(103)	695
	11,792	662	101	116	(423)	(105)	(265)	(135)	11,743

i	i	i
(*)	i	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Provision for environmental risks of euro 3,058 million included a provision accrued in 2010 of euro 1,109 million in relation to a proposal filed by the Company to the Ministry of the Environment, Land and Sea on January 26, 2011, to enter into a global transaction on certain environmental issues as per Article 2 of Law Decree 208/2008 (see page 93 of Eni’s Annual Report 2010). Pursuant to the above mentioned legislation, the competent technical offices, in particular the Institute for Environmental Protection and Research (ISPRA) and the Evaluator Commission for investment supporting planning and management of environmental activities (COVIS), are reviewing the proposal.
Additions to provision for legal and other proceedings of euro 108 million comprised an adjustment amounting to euro 69 million following a sentence recently issued by the Court of Justice of the European Community in connection with an antitrust proceeding in the European sector of rubbers.

20 Deferred tax liabilities

Deferred tax liabilities were recognized net of offsettable deferred tax assets for euro 3,252 million (euro 3,421 million at December 31, 2010).

(euro million)	Value at Dec. 31, 2010	Additions, net	Currency translation differences	Other changes	Value at June 30, 2011

5,924	253	(452)	78	5,803

Deferred tax assets and liabilities consisted of the following:

(euro million)	Dec. 31, 2010	June 30, 2011

Deferred tax liabilities	9,345	9,055
Deferred tax assets available for offset	(3,421)	(3,252)
	5,924	5,803
Deferred tax assets not available for offset	(4,864)	(5,028)
	1,060	775

21 Other non-current liabilities

Other non-current liabilities were as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Fair value of non-hedging derivatives	328	481
Fair value of trading derivatives	16	58
Fair value of cash flow hedge derivatives	157	2
Current income tax liabilities	40
Other payables	67	72
Other liabilities	1,586	1,963
	2,194	2,576

Fair value of derivative contracts was determined by using market quotations given by primary info-providers, or, in lack of market information, on the basis of generally accepted methods for financial valuations.
Fair value of non-hedging derivatives of euro 481 million (euro 328 million at December 31, 2010) referred to derivative contracts that do not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage the net business exposures in foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions.
Fair value of trading derivatives of euro 58 million (euro 16 million at December 31, 2010) related to derivatives entered by the Gas & Power segment consistently with the new risk management model for an active managing of margins.
Fair value of cash flow hedge derivatives amounted to euro 2 million (euro 157 million at December 31, 2010) pertained to the Gas & Power segment.
These derivatives were designated to hedge surpluses or deficits of gas to achieve a proper balance in gas portfolio. The effects of the evaluation at the fair value of cash flow hedge derivatives are given in Note 23 – Shareholders’ equity and Note 27 – Operating expenses.
Other liabilities of euro 1,963 million (euro 1,586 million at December 31, 2010) included advances received from Suez following the long-term supplying of natural gas and electricity of euro 1,099 million (euro 1,353 million at December 31, 2010) and advances received from gas customers who off-took lower quantities of gas than the contractual minimum quantity as provided by the relevant long-term sale arrangement, thus triggering the take-or-pay clause (euro 296 million).

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

22 Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2011, non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 480 million and euro 71 million essentially pertained to the Gas & Power segment and related to: (i) Gas Brasiliano Distribuidora SA, a company that markets and distributes gas in an area of the São Paulo State, Brazil, for which Eni signed a preliminary agreement with an affiliate of Petrobras. The completion of the transaction is subject to approval of the relevant Brazilian Authorities; (ii) Eni’s interests in gas transport pipelines from North Europe and Russia – Trans Europa Naturgas Pipeline Gesellschaft mbH & Co KG, Trans Europa Naturgas Pipeline Verwaltungs GmbH, Transitgas AG and Trans Austria Gasleitung GmbH – as well as assets and liabilities essentially related to marketing activities of gas transportation capacity of the consolidated companies Eni Gas Transport Deutschland SpA and Eni Gas Transport International SA. The divestment is part of the commitments presented by Eni to the European Commission to settle an antitrust proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to Eni without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The Commission accepted Eni’s commitments as of September 29, 2010.
With reference to Trans Austria Gasleitung GmbH, on June 10, 2011, Eni signed a preliminary agreement for the sale of the company with Cassa Depositi e Prestiti SpA. The completion of the transaction is subject to the approval of the European Commission.
More information about assets held for sale is provided in the paragraph "Gas & Power" of the "Operating review".

23 Shareholders’ equity

Non-controlling interest
Profit attributable to non-controlling interest and the non-controlling interest in consolidated subsidiaries related to:

(euro million)	Net profit	Shareholders' equity

First half 2010	First half 2011	Dec. 31, 2010	June 30, 2011

Saipem SpA	46	380	2,406	2,570
Snam Rete Gas SpA	246	282	1,705	1,781
Others	20	(4)	411	411
	312	658	4,522	4,762

Eni shareholders’ equity
Eni’s net equity at June 30 was as follows:

(euro million)	Dec. 31, 2010	June 30, 2011

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,756	6,754
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(174)	(103)
Reserve related to the fair value of available-for-sale securities net of the tax effect	(3)	(8)
Other reserves	1,518	1,542
Cumulative currency translation differences	539	(1,661)
Treasury shares	(6,756)	(6,754)
Retained earnings	39,855	42,407
Interim dividend	(1,811)
Net profit for the period	6,318	3,801
	51,206	50,942

Share capital
At June 30, 2011, the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2010).
On May 5, 2011, Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.50 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2010 dividend of euro 1 per share, of which euro 0.50 per share paid as interim dividend. The balance was payable on 26 May, 2011, to shareholders on the register on May 23, 2011.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedge derivatives	Total

(euro million)	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve

Reserve as of December 31, 2010	(3)		(3)	(275)	101	(174)	(278)	101	(177)
Changes of the period	(6)	1	(5)	(20)	10	(10)	(26)	11	(15)
Amount recognized in the profit and loss account				140	(59)	81	140	(59)	81
Reserve as of June 30, 2011	(9)	1	(8)	(155)	52	(103)	(164)	53	(111)

Other reserves
Other reserves amounted to euro 1,542 million (euro 1,518 million at December 31, 2010) and related to:

-	a reserve of euro 1,139 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control which took place in 2009, whereby the parent company Eni SpA divested the subsidiaries Italgas SpA and Stogit SpA to Snam Rete Gas SpA with a corresponding decrease in the non-controlling interest (euro 1,142 million at December 31, 2010);
-	a reserve of euro 247 million related to the increase of Eni’s shareholders’ equity as a control to non-controlling interest following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA, both merged in Saipem SpA (the same amount as of December 31, 2010);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (the same amount as of December 31, 2010);
-	a negative reserve of euro 25 million as of December 31, 2010, pertained to stock warrants of Altergaz SA owned by its shareholder Eni G&P France BV; during the 2011 the stock warrants were exercised and converted into shares of Altergaz SA;
-	a negative reserve of euro 1 million referred to the share of "Other comprehensive income" on equity-accounted entities (a negative reserve of euro 3 million at December 31, 2010).

24 Other information

Supplemental cash flow information

(euro million)	First half 2010	First half 2011

Effect of investment of companies included in consolidation and businesses
Current assets	72
Non-current assets	2	22
Net borrowings	11
Current and non-current liabilities	(63)
Net effect of investments	22	22
Fair value of investments held before the acquisition of control	(11)
Purchase price	11	22
less:
Cash and cash equivalents	(11)
Cash flow on investments		22

Effect of disposal of consolidated subsidiaries and businesses
Current assets	80
Non-current assets	696	1
Net borrowings	(282)
Current and non-current liabilities	(136)
Net effect of disposals	358	1
Fair value of share capital held after the sale of control	(149)
Gain on disposal	140
Non-controlling interest	(46)
Selling price	303	1
less:
Cash and cash equivalents	(255)
Cash flow on disposals	48	1

Investments in the first half of 2010 referred to acquisition of the controlling interest of Eni fuel Centrosud SpA. Disposals in the first half of 2010 referred to the sale to third parties of the 100% interest in Distri RE SA and the sale of the controlling interest in GreenStream BV. Investments and disposals in the first half of 2011 referred acquisitions and sales of businesses.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

25 Guarantees, commitments and risks

Guarantees
The amount of guarantees remained unchanged from the Annual Report 2010.

Commitments and risks
The amount of commitments and risks remained unchanged from the Annual Report 2010.

Managing Company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the "Risk factors and uncertainties" section of this Interim Consolidated Report as of June 30, 2011.

Fair value of financial instruments
Information on the fair value of financial instruments is reported in the relevant notes.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique.

(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c)	Level 3: inputs not based on observable market data.

Financial instruments measured at fair value in the balance sheet as of at June 30, 2011, were classified as follows: (i) level 1, "Other financial assets held for trading or available for sale" and "Non-hedging derivatives – Future"; and (ii) level 2, derivative instruments different from "Future" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the first half of 2011, no transfers were done between the different hierarchy levels of fair value.
More information about the amount of financial instruments valued at fair value are provided in Note 4 – Other financial assets held for trading or available for sale, Note 7 – Other current assets, Note 13 – Other non-current assets, Note 17 – Other current liabilities and Note 21 – Other non-current liabilities.

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business.
The following is a summary of the most significant proceedings currently pending for which significant developments occurred in the first half of 2011 with respect to situation reported in the Annual Report 2010, including new proceedings and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

Criminal proceeding

(i)	Eni SpA – Fatal accident Truck Center Molfetta – Prosecuting body: Public Prosecutor of Trani. On March 3, 2008, in the Municipality of Molfetta a fatal accident occurred that caused the death of four workers deputed to the cleaning of a tank car owned by the company FS Logistica, part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the Refinery of Taranto and destined to the client company Nuova Solmine. Consequently, a criminal action commenced against certain employees of FS Logistica and of its broker "La Cinque Biotrans" and, under the provisions of Legislative Decree No. 231/2001, against the two above mentioned companies and the company responsible for the clean-up of the tank car – Truck Center. On October 26, 2009, the First Degree Court concluded that both the above mentioned persons and the three companies were guilty. Additionally, the documentation related to the trial was forwarded to the Public Prosecutor of Trani in order to ascertain the eventual responsibilities of Eni and Nuova Solmine employees in relation to the fatal accident and also to the Public Prosecutors of Taranto and Grosseto (competent for Nuova Solmine) in order to ascertain eventual irregularities in the procedures of handling and transporting liquid sulfur. Following the sentence, the Public Prosecutor of Trani commenced an investigation against a number of employees of Nuova Solmine and an employee of Eni’s Refining & Marketing Division, responsible for marketing liquefied sulphur. On April 14, 2010, the Judge for the Preliminary Hearings notified the Eni’s employee a request of extension of the preliminary investigations. On May 11, 2010, Eni SpA, eight employees of the company and a former employee were notified of closing of the investigation that objected the manslaughter, grievous bodily harm and illegal disposal of waste materials. A number of defendants filled defensive memoranda. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for preliminary investigations requesting to dismiss the proceeding. The Judge for preliminary investigation accepted the above mentioned request.
In the hearing for the positions not dismissed of February 23, 2011, the Judge scheduled the hearing for the eventual admittance as plaintiffs of the Puglia Region, the Municipality of Molfetta and a relative of one of the victims (notwithstanding these counterparts haven’t been identified as parts potentially injured by the alleged crime by the Public Prosecutor).

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

In the hearing of April 19, 2011, the Judge admitted as plaintiffs against the above mentioned persons all the parts, excluding the relative of one of the victims, whose position have been declared inadmissible lacking of cause of action.
The Judge declared inadmissible all the requests in acting as plaintiff against Eni, under the provisions of Legislative Decree No. 231/2001 and of recent case law.
The plaintiffs claimed the identification as civil responsible of Eni SpA and the persons that stand in trial on the proceeding. This request was accepted by the judge.
Eni SpA and its indicted employees requested to stand a summary procedure. The request was accepted by the Judge at the preliminary hearing held July 22, 2011. The Judge scheduled the hearings of the summary procedure on November 2 and 18, 2011 and January 13, 2012. The Judge also resolved to deny that Eni be liable for civil responsibility at the summary procedure.

(ii)	Syndial SpA – Proceeding about the industrial site of Crotone. In 2010, the Public Prosecutor of Crotone started an inquiry about a landfill site located in the municipal area. The landfill site was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison. The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no more waste was discharged there. Eni’s subsidiary started a plan to put on safety the landfill site. On May 3, 2011, the Public Prosecutor notified certain persons, including a number of managers of Eni’s subsidiaries, who took over the ownership of the landfill site in the course of the years that criminal investigations have commenced. The Public Prosecutor has charged the investigated persons with the alleged crimes of environmental disaster and poisoning of substances used in the food chain due to the circumstance that the landfill site was partially located under the seabed. In addition the Public Prosecutor has claimed the alleged crime of omitted clean-up of the area. The Public Prosecutor requested the performance of probationary evidence. The defending counsel filed memoranda claiming that Eni’s managers were non involved in the handling of the landfill site. Investigations are ongoing.

(iii)	Eni SpA – Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. The trial commenced on June 24, 2011. The next hearing is scheduled October 7, 2011.

(iv)	Syndial SpA – Porto Torres – Prosecuting body: Public Prosecutor of Sassari. In March 2009, the Public Prosecutor of Sassari (Sardinia) resolved to commence a criminal trial against a number of executive officers and managing directors of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial. The charge involves environmental damage and poisoning of water and crops. In the preliminary hearing on July 17, 2009, the Province of Sassari, the Association Anpana (animal preservation) and the company Fratelli Polese Snc, situated in the industrial site, have been acting as plaintiffs. None of these parties claimed the identification of the civil responsible and the damage quantification that will be asked in a second step. The defense counsel of Syndial requested further time for the recognition of the proceeding plaintiffs and the verification of their right to institute proceedings. The defense counsel of Syndial filed a number of exceptions on the admissibility in acting as plaintiffs of the claimants; the Judge addressed the question in a hearing in February 2010. In this hearing the Judge, based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres; the Judge admitted as plaintiffs the Municipality of Sassari, the Environmental Association Anpana and the company Fratelli Polese Snc. The Judge also resolved that Syndial SpA, Polimeri Europa SpA, Ineos Vinyls and Sasol Italy SpA would bear civil liability. Then, the Judge based on the conclusions of the Public Prosecutor and memoranda filed by the defending counsels resolved that all defendants would stand trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes. The hearing is scheduled on December 16, 2011.

2. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

Antitrust

Eni SpA, Polimeri Europa SpA and Syndial SpA

(i)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers – Prosecuting Body: European Commission. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. The most important inquiry referred to BR and ESBR elastomers and was finalized on November 29, 2006, when the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The hearings took place in October 2009.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

In July 13, 2011, the First Instance Court of Rome filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million.
The companies involved in the decision are still evaluating their future actions in the proceeding. In consideration of the above mentioned decision of the European Commission and pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible appealing against a sentence of the District Court of Milan. The sentence for the appeal is still pending. Eni accrued a risk provision with respect to this proceeding. The risk provision was revised in consideration of the evaluation made after the decision of the First Instance Court of July 2011.

3. Court inquiries

(i)	Agip KCO NV. In November 2007, the Public Prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005. On April 2010, the above mentioned body has proposed an agreement on the matter. On March 4, 2011, the Finance Police of Kazakhstan communicated to Agip KCO the decision to dismiss the matter.
(ii)	Iraq. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties as a result of alleged illicit behavior in respect of awarding contracts in Iraq, where Eni group companies are involved as commissioning bodies. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees, who have also been described as non loyal employees of Eni Group. The Eni Zubair employee resigned and the company, accepting the resignation, reserved the right to take action against the individual to defend its interests. Notwithstanding that the Eni group companies are associated with these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. While the minuting of the seizure, Eni SpA asserted the company had no involvement as all activities in Iraq are carried out by its subsidiary Eni Zubair. The company also asserted that Eni Zubair and Eni SpA had no involvement with the alleged illicit activities subject to the prosecutor’s accusations.

4. Tax Proceedings

Eni SpA and Eni Adfin SpA

(i)	Assessments for Padana Assicurazioni tax returns. In November and December 2010, the Italian Tax Authorities issued an assessment for Padana Assicurazioni tax returns for the year 2005 and a pre-assessment for years 2006 and 2007. The Tax Authorities have denied certain cost deductions and assessed a greater value for the going concern transferred to Eni Insurance Ltd in 2007. The total claim amounted to euro 148.5 millions for taxes, penalties and interests. According to the guarantee issued in 2008, related to the sale of Padana Assicurazioni shares to Helvetia SV AG, this additional tax burden is to be charged to the seller companies: Eni SpA for 26.75% and its subsidiary Eni Adfin SpA for 73.25%. In July 2011, the two companies defined a transaction for the assessments related to fiscal years 2006 and 2007. The amount that will be paid as fine was accrued in a risk provision in the 2010 consolidated financial statements, with a not significant increase of the above mentioned provision performed subsequently. The definition of the transaction related to fiscal year 2005 is ongoing and the company considers adequate the related risk provision accrued.

5. Settled proceedings

In the first half of 2011, the following proceedings were settled without consequences for Eni:

(i)	Subsidence;
(ii)	Alleged damage – Prosecuting body: Public Prosecutor of Gela;
(iii)	Alleged negligent fire in the refinery of Gela.

These proceedings were mentioned at the points (i), (ii) and (iii) of the paragraph "Environment – Criminal proceedings" of Eni SpA in the Annual Report 2010 – Notes to the Consolidated Financial statements (note 34).
As well, the following proceeding relating to Syndial SpA and mentioned in the paragraph "Other judicial or arbitration proceedings" of the Annual Report 2010 was settled:

Syndial SpA (former EniChem SpA)

(i)	Serfactoring: disposal of receivables. On July 29, 2011, Eni’s subsidiaries and the plaintiff Agrifactoring agreed upon a global transaction to settle all outstanding matters and claims whereby Eni’s subsidiaries will pay Agrifactoring cash compensation amounting to euro 65 million. This sum has been already accrued in Eni’s consolidated financial statements to the risk provision.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

26 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review".
Net sales from operations were as follows:

(euro million)	First half 2010	First half 2011

Net sales from operations	47,276	52,808
Change in contract work in progress	430	567
	47,706	53,375

Net sales from operations were net of the following items:

(euro million)	First half 2010	First half 2011

Excise taxes	5,648	5,503
Exchanges of oil sales (excluding excise taxes)	809	1,187
Services billed to joint venture partners	1,444	1,686
Sales to service station managers for sales billed to holders of credit cards	1,007	887
Exchanges of other products	46	9
	8,954	9,272

Net sales from operations by business segment and geographic area of destination are presented in Note 32 – Information by industry segment.

27 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review".

Purchase, services and other
Purchase, services and other included the following:

(euro million)	First half 2010	First half 2011

Production costs - raw, ancillary and consumable materials and goods	22,994	27,265
Production costs - services	7,447	8,547
Operating leases and other	1,254	1,452
Net provisions for contingencies	355	409
Other expenses	684	615
	32,734	38,288
less:
- capitalized direct costs associated with self-constructed assets	(268)	(323)
	32,466	37,965

Services included brokerage fees related to Engineering & Construction segment for euro 4 million (euro 13 million in the first half of 2010).
Increases in provisions for contingencies net of reversal of unutilized provisions amounted to euro 409 million (euro 355 million in the first half of 2010) and mainly regarded contract penalties and litigations for euro 83 million (euro 40 million in the first half of 2010) and environmental risks for euro 43 million (euro 95 million in the first half of 2010). More information is provided in Note 19 – Provisions.

Payroll and related costs
Payroll and related costs were as follows:

(euro million)	First half 2010	First half 2011

Payroll	2,319	2,384
less:
- capitalized direct costs associated with self-constructed assets	(120)	(122)
	2,199	2,262

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Stock-based compensation
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359 of the Italian Civil Code.
No significant changes were made to these plans as they were described in the Annual Report 2010.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(number)	First half 2010	First half 2011

Senior managers	1,637	1,564
Junior managers	13,524	13,383
Employees	37,802	38,293
Workers	26,328	26,401
	79,291	79,641

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Other operating income (loss)
Other operating income (loss) on commodity derivatives were as follows:

(euro million)	First half 2010	First half 2011

Net income on trading derivatives		50
Operating income (loss) on cash flow hedging derivatives	13	(7)
Operating income (loss) non-hedging derivatives	20	(55)
	33	(12)

Other operating income (loss) on non-hedging derivatives related to the recognition in the income statement of the effects of the valuation at fair value of those derivatives on commodities which cannot be recognized according to the hedge accounting under IFRS.
Other operating income (loss) on cash flow hedging derivatives related to the ineffective portion of the fair value of commodity derivatives (time value component) entered into by the Exploration & Production segment and the Gas & Power segment.
Net operating income on trading derivatives related to the recognition in the income statement of the effects of the valuation at fair value of derivatives entered into by the Gas & Power segment following the new pricing model for an active managing of margins.

Depreciation, depletion, amortization and impairments
Depreciation, depletion, amortization and impairments charges consisted of the following:

(euro million)	First half 2010	First half 2011

Depreciation, depletion and amortization	4,372	4,024
Impairments	89	265
less:
- revaluations		(8)
- capitalized direct costs associated with self-constructed assets	(2)	(3)
	4,459	4,278

28 Finance income (expense)

Finance income (expense) consisted of the following:

(euro million)	First half 2010	First half 2011

Finance income (expense)
Finance income	3,660	2,858
Finance expense	(3,930)	(3,460)
	(270)	(602)
Gain (loss) on derivative financial instruments	(331)	225
	(601)	(377)

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Eni Condensed consolidated interim financial statements / Notes to financial statements

The analysis of net finance income (expense) was as follows:

(euro million)	First half 2010	First half 2011

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(256)	(294)
Interest due to banks and other financial institutions	(97)	(139)
Interest from banks	8	10
Interest and other income on financing receivables and securities held for non-operating purposes	38	14
	(307)	(409)
Exchange differences
Positive exchange differences	3,524	2,767
Negative exchange differences	(3,482)	(2,963)
	42	(196)
Other finance income (expense)
Capitalized finance expense	90	75
Interest and other income on financing receivables and securities held for operating purposes	32	35
Interest on tax credits	1
Finance expense due to passage of time (accretion discount) (a)	(132)	(116)
Other finance income	4	9
	(5)	3
	(270)	(602)

i	i	i
(a)	i	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial instruments consisted of the following:

(euro million)	First half 2010	First half 2011

Derivatives on exchange rate	(249)	192
Derivatives on interest rate	(87)	33
Derivatives on commodities	5
	(331)	225

Net gain from derivatives of euro 225 million (net loss of euro 331 million in the first half of 2010) was primarily due to the recognition in the profit and loss account of the change in the fair value of those derivatives which cannot be recognized according to hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of negative currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

29 Income (expense) from investments

Share of profit (loss) of equity-accounted investments
Share of profit (loss) of equity-accounted investments consisted of the following:

(euro million)	First half 2010	First half 2011

Share of profit of equity-accounted investments	374	359
Share of loss of equity-accounted investments	(39)	(41)
Decreases (increases) in the provision for losses on investments	(43)	(36)
	292	282

More information is provided in Note 10 – Equity-accounted investments.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Other gain (loss) from investments
Other gain (loss) from investments consisted of the following:

(euro million)	First half 2010	First half 2011

Dividends	242	437
Gains on disposals	143	1
Other income (expense), net	(5)	1
	380	439

Dividends of euro 437 million were mainly related to Nigeria LNG Ltd (euro 339 million).

30 Income taxes

Income tax expense consisted of the following:

(euro million)	First half 2010	First half 2011

Current taxes:
- Italian subsidiaries	864	844
- foreign subsidiaries	4,170	4,593
	5,034	5,437
Net deferred taxes:
- Italian subsidiaries	(21)	(100)
- foreign subsidiaries	(148)	(4)
	(169)	(104)
	4,865	5,333

The effective tax rate was 54.5% (52.7% in the first half of 2010) compared with a statutory tax rate of 39.0% (39.1% in the first half of 2010). This was calculated by applying a 34%1 tax rate (IRES) to profit before income taxes and a 3.9% tax rate (IRAP) to the net value of production as imposed by Italian legislation.

31 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2010 and 2011, was 3,622,423,616 and 3,622,542,046, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued in connection with stock-based compensation plans.
As of June 30, 2010 and 2011, shares that potentially could be issued referred to shares granted following stock grant and stock option plans. The average number of fully-diluted shares used in the calculation of diluted earnings for the first half of 2010 and 2011 was 3,622,423,616 and 3,622,550,800, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

First half 2010	First half 2011

Average number of shares used for the calculation of the basic earnings per share		3,622,423,616	3,622,542,046
Number of potential shares following stock options plans			8,754
Average number of shares used for the calculation of the diluted earnings per share		3,622,423,616	3,622,550,800
Eni’s net profit	(euro million)	4,046	3,801
Basic earning per share	(euro per share)	1.12	1.05
Diluted earning per share	(euro per share)	1.12	1.05

(1)	i	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and a further 1% increase effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted in to Law No. 133/2008).

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Eni Condensed consolidated interim financial statements / Notes to financial statements

32 Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intra-group profits	Total

First half 2010
Net sales from operations (a)	14,569	14,668	20,255	3,174	5,008	52	634	(107)
Less: intersegment sales	(7,934)	(414)	(671)	(121)	(817)	(14)	(576)
Net sales to customers	6,635	14,254	19,584	3,053	4,191	38	58	(107)	47,706
Operating profit	6,698	1,908	360	53	625	(175)	(152)	(165)	9,152
Provisions for contingencies	20	181	67	2	7	60	18		355
Depreciation, amortization and impairments	3,458	480	200	48	236	9	37	(9)	4,459
Share of profit (loss) of equity-accounted investments	66	187	46	1	(4)	(4)			292
Identifiable assets (b)	51,211	30,960	13,904	3,063	13,012	351	807	(612)	112,696
Unallocated assets									16,117
Equity-accounted investments	2,020	2,577	1,064	28	187	54			5,930
Identifiable liabilities (c)	12,482	8,314	5,786	788	6,275	1,863	1,770	98	37,376
Unallocated liabilities									34,062
Capital expenditures	5,150	677	267	71	792	19	50	81	7,107
First half 2011
Net sales from operations (a)	14,252	16,849	24,821	3,544	5,705	45	644	(158)
Less: intersegment sales	(9,001)	(522)	(1,517)	(162)	(529)	(11)	(585)
Net sales to customers	5,251	16,327	23,304	3,382	5,176	34	59	(158)	53,375
Operating profit	7,799	1,094	376	(5)	720	(165)	(188)	(183)	9,448
Provisions for contingencies	20	200	38	11	61	68	11		409
Depreciation, amortization and impairments	3,168	458	213	116	297	2	35	(11)	4,278
Share of profit (loss) of equity-accounted investments	63	160	74	(1)	9	(23)			282
Identifiable assets (b)	48,994	33,533	14,518	3,328	12,806	377	842	(943)	113,455
Unallocated assets									17,224
Equity-accounted investments	2,013	2,376	1,084	28	143	53	7		5,704
Identifiable liabilities (c)	12,174	9,032	5,969	783	5,108	2,927	1,462	56	37,511
Unallocated liabilities									37,464
Capital expenditures	4,719	725	316	115	551	3	62	124	6,615

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

Starting from the Annual Report 2010, environmental provisions incurred by Eni SpA following the effect of inter-company guarantees given on behalf of Syndial SpA are reported in the segment information within "Other activities". Prior period information has been restated accordingly.
Intersegment revenues are conducted on an arm’s length basis.

33 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular, these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. In the first half of 2011, transactions with Eni Foundation were not material; (ii) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

In application of the Consob Regulation No. 17221/2010, related to transactions with related parties and introduced by the Eni’s internal procedure approved by the Board of Directors on November 18, 2010, starting from January 1, 2011, the company Cosmi SpA and its relevant group’s companies,

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Eni Condensed consolidated interim financial statements / Notes to financial statements already mentioned in Eni annual reports up to the 2010, are not qualified as related parties through a member of the Board of Directors. However, according to the Eni’s internal procedure, the company Cosmi SpA is considered as a subject of interest of a member of the Board of Directors and, therefore, any operations carried out by Eni with such company are subjected to specific procedures, practices and obligations of transparency with the aim to guarantee their substantial and formal fairness.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

Trade and other transactions
Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Italian Government consisted of the following:

(euro million)	Dec. 31, 2010	First half 2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Altergaz SA							128
Azienda Energia e Servizi Torino SpA	1	65			27
Blue Stream Pipeline Co BV	13	14	37		77
Bronberger & Kessler und Gilg & Schweiger GmbH	20						57
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	28	12	6,054					16
CEPAV (Consorzio Eni per l'Alta Velocità) Due	6	3	76					3
Gasversorgung Süddeutschland GmbH	3						55
Karachaganak Petroleum Operating BV	39	253		432	152	22	4	4
KWANDA - Suporte Logistico Lda	51	1						1
Mellitah Oil & Gas BV	30	137		14	86			11
Petrobel Belayim Petroleum Co	8	34			88			2	1
Raffineria di Milazzo ScpA	21	20			130	2	74	4
Saipon Snc	2		53					14
Trans Austria Gasleitung GmbH	8	69		7	75			10
Unión Fenosa Gas SA	11		58				19
Other (*)	165	147	12	70	174	59	92	45	5
	406	755	6,290	523	809	83	429	110	6
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	177	285		1	438	2		160	3
Eni BTC Ltd			152					1
Other (*)	22	22	3	1	17	2	4	6	2
	199	307	155	2	455	4	4	167	5
	605	1,062	6,445	525	1,264	87	433	277	11
Entities controlled by the Government
Gruppo Enel	83	44		10	139		89	260
GSE - Gestore Servizi Elettrici	94	104		174		42	209	10		3
Other (*)	141	129		24	88	17	72	7	5	20
	318	277		208	227	59	370	277	5	23
	923	1,339	6,445	733	1,491	146	803	554	16	23

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements
(euro million)	June 30, 2011	First half 2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Joint ventures and associates
Azienda Energia e Servizi Torino SpA		65			34			1
Blue Stream Pipeline Co BV	9	12			74			1
Bronberger & Kessler und Gilg & Schweiger GmbH	16						69
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	36	12	6,074		2			13
CEPAV (Consorzio Eni per l'Alta Velocità) Due	1	2	160
Karachaganak Petroleum Operating BV	37	227		548	116	10		4
KWANDA - Suporte Logistico Lda	52	1						6
Mellitah Oil & Gas BV	22	107			48			1
Petrobel Belayim Petroleum Co	16	267			280			3
Petromar Lda	79	10	55		5			34
Raffineria di Milazzo ScpA	26	11			143	2	114	9
Trans Austria Gasleitung GmbH		60		25	72		1	26
Unión Fenosa Gas SA	13		58				55		1
Other (*)	187	153	47	95	256	20	127	47	5
	494	927	6,394	668	1,030	32	366	145	6
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	83	262			409	4	1	449	3
Eni BTC Ltd			141
Other (*)	22	21	5	3	31	4	6	7	2
	105	283	146	3	440	8	7	456	5
	599	1,210	6,540	671	1,470	40	373	601	11
Entities controlled by the Government
Gruppo Enel	119	46		20	175		14	250
GSE - Gestore Servizi Elettrici	85	113		225		25	265	5
Terna SpA	23	61		65	51	11	31	10	5	12
Other (*)	111	96		16	53	1	37	7	1
	338	316		326	279	37	347	272	6	12
	937	1,526	6,540	997	1,749	77	720	873	17	12

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	gas transportation and distribution services on behalf of Azienda Energia e Servizi Torino SpA;
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, furthermore, the purchase of oil products by Karachaganak Petroleum Operating BV and provisions of services by the Engineering & Construction segment to Agip Kazakhstan North Caspian Operating Co NV; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	payments of refining services to Raffineria di Milazzo ScpA in relation to incurred costs;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and, exclusively with Trans Austria Gasleitung GmbH, charges of fuel gas used as drive gas;
-	supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Most significant transactions with entities controlled by the Italian Government concerned:

-	sale and transportation service of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Gruppo Enel;
-	sale and purchase of electricity, green certificates and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with GSE - Gestore Servizi Elettrici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Terna SpA.

Financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries consisted of the following:

(euro million)	Dec. 31, 2010	First half 2010

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Artic Russia BV	104	3
Bayernoil Raffineriegesellschaft mbH	119
Blue Stream Pipeline Co BV		8	648		5
GreenStream BV	459	2			5
Raffineria di Milazzo ScpA		120
Trans Austria Gasleitung GmbH	144
Transmediterranean Pipeline Co Ltd	141				3
Other (*)	105	75	24	2	14
	1,072	88	792	2	29
Unconsolidated entities controlled by Eni
Other (*)	53	39	1	3
	53	39	1	3
	1,125	127	793	5	29

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements
(euro million)	June 30, 2011	First half 2011

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Artic Russia BV			93
Bayernoil Raffineriegesellschaft mbH	115				1
Blue Stream Pipeline Co BV		4	599		3
GreenStream BV	427	1			12
Raffineria di Milazzo ScpA	60		87
Société Centrale Eletrique du Congo SA	82
Trans Austria Gasleitung GmbH	191	1			3
Transmediterranean Pipeline Co Ltd	111				2
Unión Fenosa Gas SA		140
Other (*)	175	89	24	1	5
	1,161	235	803	1	26
Unconsolidated entities controlled by Eni
Other (*)	54	63	1
	54	63	1
	1,215	298	804	1	26

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	bank debt guarantee issued on behalf of Artic Russia BV, Blue Stream Pipeline Co BV and Raffineria di Milazzo ScpA;
-	financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants and to Société Centrale du Congo SA for the construction of an electric plant in Congo;
-	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH, GreenStream BV and Transmediterranean Pipeline Co Ltd, respectively;
-	a cash deposit at Eni’s financial companies on behalf of Unión Fenosa Gas SA.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows consisted of the following:

(euro million)	Dec. 31, 2010	June 30, 2011

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	23,636	1,356	5.74	22,180	1,316	5.93
Other current assets	1,350	9	0.67	1,358	1	0.07
Other non-current financial assets	1,523	668	43.86	1,578	832	52.72
Other non-current assets	3,355	16	0.48	3,713	3	0.08
Current financial liabilities	6,515	127	1.95	4,357	298	6.84
Trade and other payables	22,575	1,297	5.75	20,273	1,475	7.28
Other liabilities	1,620	5	0.31	1,480	5	0.34
Other non-current liabilities	2,194	45	2.05	2,576	46	1.79

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First half 2010	First half 2011

Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	47,706	1,357	2.84	53,375	1,593	2.98
Other income and revenues	537	16	2.98	590	17	2.88
Purchases, services and other	32,466	2,378	7.32	37,965	2,807	7.39
Payroll and related costs	2,199	17	0.77	2,262	16	0.71
Other operating income (expense)	33	23	69.70	(12)	12	..
Financial income	3,660	29	0.79	2,858	26	0.91
Financial expense	3,930	5	0.13	3,460	1	0.03

Contents

Eni Condensed consolidated interim financial statements / Notes to financial statements

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
Main cash flows with related parties were as follows:

(euro million)	First half 2010	First half 2011

Revenues and other income	1,373	1,610
Costs and other expenses	(2,378)	(2,823)
Other operating income (loss)	23	12
Net change in trade and other receivables and liabilities	113	(91)
Dividends and net interests	313	329
Net cash provided from operating activities	(556)	(963)
Capital expenditures in tangible and intangible assets	(543)	(726)
Change in accounts payable in relation to investments	247	313
Change in financial receivables	(599)	(158)
Net cash used in investing activities	(895)	(571)
Change in financial liabilities	17	179
Net cash used in financing activities	17	179
Total financial flows to related parties	(1,434)	(1,355)

The impact of cash flows with related parties consisted of the following:

(euro million)	First half 2010	First half 2011

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	9,139	(556)	..	8,596	(963)	..
Cash used in investing activities	(6,627)	(895)	13.51	(6,560)	(571)	8.70
Cash used in financing activities	(2,514)	17	..	(2,063)	179	..

34 Significant non-recurring events and operations

In the first half of 2011, non-recurring operations of euro 69 million referred to an adjustment to the provisions for contingencies following a sentence recently issued by the Court of Justice of the European Community in connection of an antitrust proceeding in the European sector of rubbers.

35 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2010 and 2011, no transactions deriving from atypical and/or unusual operations were reported.

36 Subsequent events

No significant events were reported after June 30, 2011.

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

List of Eni’s subsidiaries for the first half 2011

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy (Egypt) Ltd	UK	100.00
Burren Energy (Services) Ltd	UK	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	UK	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	UK	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	UK	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	UK	100.00
Eni America Ltd	USA	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	UK	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	UK	100.00
Eni BB Petroleum Inc	USA	100.00
Eni Bukat Ltd	UK	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	UK	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni Elgin/Franklin Ltd	UK	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	UK	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	UK	100.00
Eni India Ltd	UK	100.00
Eni Indonesia Ltd	UK	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni International NA NV Sàrl	Luxembourg	100.00
Eni Investments Plc	UK	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	UK	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni Krueng Mane Ltd	UK	100.00
Eni Lasmo Plc	UK	100.00
Eni LNS Ltd	UK	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	USA	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	UK	100.00
Eni MOG Ltd (in liquidation)	UK	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni Oil & Gas Inc	USA	100.00
Eni Oil Algeria Ltd	UK	100.00
Eni Oil do Brasil SA	Brazil	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Pakistan Ltd	UK	100.00
Eni Papalang Ltd	UK	100.00
Eni Petroleum Co Inc	USA	100.00
Eni Petroleum US Llc	USA	100.00
Eni Popodi Ltd	UK	100.00
Eni Rapak Ltd	UK	100.00
Eni RD Congo SPRL	Congo	100.00
Eni TNS Ltd	UK	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	UK	100.00
Eni Trinidad and Tobago Ltd	Trinidad and Tobago	100.00
Eni TTO Ltd - in liquidation	UK	100.00
Eni Tunisia BEK BV	Netherlands	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UFL Ltd	UK	100.00
Eni UHL Ltd	UK	100.00
Eni UK Holding Plc	UK	100.00
Eni UK Ltd	UK	100.00
Eni UKCS Ltd	UK	100.00
Eni ULT Ltd	UK	100.00
Eni ULX Ltd	UK	100.00
Eni US Operating Co Inc	USA	100.00
Eni USA Gas Marketing Llc	USA	100.00
Eni USA Inc	USA	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	UK	100.00
Eni Yemen Ltd	UK	100.00
First Calgary Petroleums LP	USA	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Minsk Energy Resources Sp.Zo.o	Poland	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
OOO 'Eni Energhia'	Russia	100.00

Gas & Power
Acqua Campania SpA	Italy	31.97
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	Italy	55.36
Eni Gas & Power Belgium SpA	Italy	100.00
Eni Gas Transport Deutschland SpA	Italy	100.00
Eni Hellas SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
GNL Italia SpA	Italy	55.54
LNG Shipping SpA	Italy	100.00
Snam Rete Gas SpA	Italy	55.54
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il Gas pA	Italy	55.54
Stoccaggi Gas Italia SpA - Stogit SpA	Italy	55.54
Toscana Energia Clienti SpA	Italy	100.00
Travagliato Energia Srl	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Altergaz SA	France	59.67
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Distrigas NV	Belgium	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Eni Gas & Power Belgium SA	Belgium	100.00
Eni Gas & Power GmbH	Germany	100.00
Eni Gas Transport GmbH	Germany	100.00
Eni Gas Transport International SA	Switzerland	100.00
Eni Gas Transport Services SA	Switzerland	100.00
Finpipe GIE	Belgium	63.33
Gas Brasiliano Distribuidora SA	Brazil	100.00
Inversora de Gas Cuyana SA	Argentina	76.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	50.44
Tigáz-Dso Földgázelosztó kft	Hungary	50.44
Trans Tunisian Pipeline Co Ltd	Channel Islands	100.00

Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Agip Slovenija doo	Slovenia	100.00
Eni Austria GmbH	Austria	100.00
Eni Austria Tankstellenbetrieb GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Refining & Marketing
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Oil Ceská Republika Sro	Czech Republic	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	USA	100.00
Eni USA R&M Co Inc	USA	100.00
Esain SA	Ecuador	100.00

Petrochemicals
Polimeri Europa SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	UK	100.00

Engineering & Construction
Saipem Energy Services SpA	Italy	43.25
Saipem SpA	Italy	43.25
Servizi Energia Italia SpA	Italy	43.25
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.21
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.25
BOS - UIE Ltd	UK	43.25
BOS Investment Ltd	UK	43.25
BOSCONGO SA	Congo	43.25
Construction Saipem Canada Inc	Canada	43.25
ERSAI Caspian Contractor Llc	Kazakhstan	21.63
ERS - Equipment Rental & Services BV	Netherlands	43.25
Global Petroprojects Services AG	Switzerland	43.25
Moss Maritime AS	Norway	43.25
Moss Maritime Inc	USA	43.25
North Caspian Service Co	Kazakhstan	43.25
Petrex SA	Perù	43.25
PT Saipem Indonesia	Indonesia	43.25
Saigut SA De Cv	Mexico	43.25
Saimexicana SA De Cv	Mexico	43.25
Saipem (Beijing) Technical Services Co Ltd	China	43.25
Saipem (Malaysia) Sdn Bhd	Malaysia	17.90
Saipem (Nigeria) Ltd	Nigeria	38.67
Saipem (Portugal) - Gestão de Participações SGPS Sociedade Unipessoal SA	Portugal	43.25
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.25
Saipem America Inc	USA	43.25
Saipem Asia Sdn Bhd	Malaysia	43.25
Saipem Australia Pty Ltd	Australia	43.25
Saipem Contracting (Nigeria) Ltd	Nigeria	42.36
Saipem Contracting Algerie SpA	Algeria	43.25
Saipem Contracting Netherlands BV	Netherlands	43.25
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.25
Saipem Drilling Co Private Ltd	India	43.25
Saipem India Projects Ltd	India	43.25
Saipem International BV	Netherlands	43.25
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.25
Saipem Ltd	UK	43.25

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Engineering & Construction
Saipem Luxembourg SA	Luxembourg	43.25
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.25
Saipem Mediteran Usluge doo	Croatia	43.25
Saipem Misr for Petroleum Services SAE	Egypt	43.25
Saipem Norge AS	Norway	43.25
Saipem SA	France	43.25
Saipem Services México SA De Cv	Mexico	43.25
Saipem Services SA	Belgium	43.25
Saipem Singapore Pte Ltd	Singapore	43.25
Saipem UK Ltd	UK	43.25
Saipem Ukraine Llc	Ukraine	43.25
SAIRUS Llc	Russia	43.25
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Irak	25.95
SAS Port de Tanger	France	43.25
Saudi Arabian Saipem Ltd	Saudi Arabia	25.95
Sigurd Rück AG	Switzerland	43.25
Snamprogetti Canada Inc	Canada	43.25
Snamprogetti Engineering BV	Netherlands	43.25
Snamprogetti Ltd	UK	43.25
Snamprogetti Lummus Gas Ltd	Malta	42.82
Snamprogetti Netherlands BV	Netherlands	43.25
Snamprogetti Romania Srl	Romania	43.25
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.25
Sofresid Engineering SA	France	43.25
Sofresid SA	France	43.25
Sonsub AS	Norway	43.25
Sonsub International Pty Ltd	Australia	43.25
Star Gulf FZ Co	United Arab Emirates	43.25
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.25

Other activities
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00

Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Administration & Financial Service SpA	Italy	99.63
Eni Corporate University SpA	Italy	100.00
Eni SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Coordination Center SA	Belgium	100.00
Eni Finance USA Inc	USA	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00
Eni International Resources Ltd	UK	100.00

Contents

Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2011 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2011 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	This condensed consolidated interim financial statements as of June 30, 2011:
	a)	was prepared in accordance with the evaluation and measurement criteria adopted by the European Commission according European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
	b)	corresponds to the company’s evidence and accounting books and entries;
	c)	fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The interim operating and financial review provides information regarding material events occurred during the first half of 2011 and their impact on condensed statements, as well as a description of the main risk and uncertainties for the second half of the year and related-party transactions.

July 28, 2011

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Alessandro Bernini –––––––––––––––––––––––– Alessandro Bernini Chief Financial Officer

Contents

Report of Independent Auditors

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa

Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2010: € 4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) – Via Emilia, 1
San Donato Milanese (Milan) – Piazza Ezio Vanoni, 1

Publications

Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2010 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

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- From outside the U.S. - (651) 453-2128
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ADRs/Transfer agent
JPMorgan Chase & Co.
P.O. Box 64504
St. Paul, MN 55164-0504
jpmorgan.adr@wellsfargo.com

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Cover: Inarea - Rome - Italy
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Contents

Eni signs Memorandum with the Libyan NTC

Benghazi, August 29, 2011 – Eni and the Libyan National Transitional Council (NTC), which is recognized by Italy and the international community as a legitimate representative of the Libyan people, today signed a Memorandum that strengthens cooperation in Libya between the parties.

Under the terms of the Memorandum, Eni and NTC are committed to creating the conditions for a rapid and complete recovery of Eni's activities in Libya and to doing all that is necessary to restart operations on the Greenstream pipeline, bringing gas from the Libyan coast to Italy.

Furthermore, with reference to the joint declaration signed on May 31, 2011 by the Italian government and NTC, Eni has engaged in providing a first supply of refined petroleum products to NTC to contribute to the basic and most urgent needs of the Libyan population. Eni will also provide technical assistance to assess the state of facilities and energy infrastructure in Libya and to define the type and extent of operations required to safely restart activities.

Eni has been active in Libya since 1959 and is the largest foreign player in terms of hydrocarbon production. The Memorandum signed today represents, in this delicate time for Libya, confirmation of the robust relationship between Eni ans NTC, who are evaluating  various possible forms of cooperation in order to ensure the timely resumption of operations in the oil & gas sector and to enhance the country's natural resources to benefit the Libyan people and in respect of the existing contract. Eni also provides NTC with humanitarian aids by supplying medical equipments.

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